AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FEBRUARY 20, 2013
REGISTRATION NO. 333-180166

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 5
TO
FORM S-1

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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MA MANAGED FUTURES FUND, LP

(Exact name of registrant as specified in its charter)

Delaware (State of Organization)	**6221** (Primary Standard Industrial Classification Code Number)
90-0793845 (I.R.S. Employer Identification Number)	
4440 PGA Boulevard **Suite 600** **Palm Beach Gardens, FL 33410** (561) 623-5310 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	**Agents and Corporations, Inc.** **1201 Orange Street** **Suite 600** **Wilmington, DE 19801** (302) 575-0877 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Bilal H. Malik
Malik Law Group LLC
191 Peachtree Street, Suite 3275
Atlanta, GA 30303
(678) 279-5478

Approximate Date Of Commencement Of Proposed Sale To The Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act") check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☑

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Number of Securities to be Offered	Proposed Maximum Aggregate Offering†	Amount of Registration Fee‡
Class A, Class C, and Class I Limited Partnership Interests, no par value per share	50,000,000	$ 50,000,000	$ 5,730.00
Total:	50,000,000	$ 50,000,000	$ 5,730.00

† The proposed maximum aggregate offering has been calculated assuming that all Interests are sold at the price of $1.00 per Interest.

‡ The amount of the registration fee for the Interests is calculated in reliance upon Rule 457(o) under the Securities Act and using the proposed maximum aggregate offering as described above.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

PROSPECTUS
AND DISCLOSURE DOCUMENT
OF
MA MANAGED FUTURES FUND, LP
$50,000,000.00 CLASS A, CLASS C, AND CLASS I, COLLECTIVELY
LIMITED PARTNERSHIP INTERESTS

The Offering

MA Managed Futures Fund, LP (the “Fund”), a Delaware limited partnership, is offering three separate classes of limited partnership interests (the “Interests”), designated Class A, Class C, and Class I, in an aggregate offering amount of up to $50,000,000.00, collectively for all Classes. Each investor in the Fund will be assigned a separate capital account for purposes of allocating gains and losses and to facilitate the calculation of the fees described herein. Each investor will receive a Schedule K-1 reporting their allocable share of partnership tax items each year for income tax purposes. The primary objective of MA Managed Futures Fund, LP is to seek appreciation of its assets over time by implementing its futures trading program as well as by investing in a portfolio of managed futures funds and managed futures accounts which, in turn, invest in a wide array of futures products. The three Classes invest in a single portfolio, and the assets and liabilities of each Class are not segregated from the assets and liabilities of the other Classes.

Selling agents selected by MA Capital Management, LLC, the general partner of the Fund, including U.S. Financial Investments, Inc. (CRD# 120804), are offering the Interests for an initial capital contribution period scheduled to end at 5:00 p.m. in New York on __________ , subject to extension for up to 3 months. After the initial offering period, capital contributions will be accepted as of the last day of each month. In each case, the initial aggregate net asset value of an investor’s capital account will equal the dollar amount of the investor’s capital contribution less any front-end load fees and selling commissions. The selling agents will use their best efforts to locate investors for the Fund but are not required to meet any predetermined total capital contribution amount. The offering of the Interests will terminate on May 22, 2015.

If the total amount registered pursuant to this offering is sold, the proceeds to MA Managed Futures Fund, LP will be as follows:

	Proceeds to MA Managed Futures Fund, LP
If all Interests sold are Class I Interests	$50,000,000.00
If all Interests sold are Class A Interests	$47,500,000.00
If all Interests sold are Class C Interests	$49,250,000.00

Investors should note that there are volume discounts for Class A and Class C Interests. On a per Unit basis, using Class A and Class C Units worth $5,000 each and Class I Units worth $1,000,000 each, the net proceeds to the Fund will be as follows: (a) $1,000,000 of every $1,000,000 in capital contributions for Class I Units (100%); (b) $4,750 of every $5,000 in capital contributions for Class A Units where the total Class A Units sold to the investor is less than $50,000; $4,800 of every $5,000 in capital contributions for Class A Units where the total Class A Units sold to the investor is less than $100,000 but is at least $50,000; $4,850 of every $5,000 in capital contributions for Class A Units where the total Class A Units sold to the investor is less than $250,000 but is at least $100,000; $4,875 of every $5,000 in capital contributions for Class A Units where the total Class A Units sold to the investor is less than $500,000 but is at least $250,000; $4,900 of every $5,000 in capital contributions for Class A Units where the total Class A Units sold to the investor is less than $750,000 but is at least $500,000; $4,925 of every $5,000 in capital contributions for Class A Units where the total Class A Units sold to the investor is less than $1,000,000 but is at least $750,000; and $5,000 of every $5,000 in capital contributions for Class A Units where the total Class A Units sold to the investor is at least $1,000,000; or (c) $4,925 of every $5,000 in capital contributions for Class C Units where the total Class C Units sold to the investor is less than $100,000; $4,950 of every $5,000 in capital contributions for Class C Units where the total

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Class C Units sold to the investor is less than $500,000 but at least $100,000; $4,975 of every $5,000 in capital contributions for Class C Units where the total Class C Units sold to the investor is less than $1,000,000 but at least $1,000,000; and $5,000 of every $5,000 in capital contributions for Class C Units where the total Class C Units sold to the investor is at least $1,000,000.

Contribution proceeds will be deposited in the Fund's account at Huntington National Bank until the Fund commences operations; the Fund must reach a capitalization of $5,000,000 prior to commencing operations.

The General Partner

MA Capital Management, LLC, a professional futures trading advisor, serves as the general partner and commodity pool operator of MA Managed Futures Fund, LP (the "General Partner"). The General Partner is registered as a commodity pool operator and commodity trading advisor with the U.S. Commodity Futures Trading Commission.

Minimum Investment

The minimum initial capital contribution for Class A and Class C is $5,000 and the minimum capital contribution for Class I is $1,000,000. The minimum additional capital contribution for each Class is $1,000.

The Risks

These limited partnership interests are speculative securities. You could lose all or substantially all of your investment in the Fund. Before you decide whether to invest, read this entire prospectus carefully and consider "THE RISKS YOU FACE" on page 13.

- The Fund has not yet commenced operations and thus has no performance history.

- The Fund's trading program and the managed futures funds and managed futures accounts in which the Fund invests are speculative and leveraged. Such trading program, managed futures funds, and managed futures accounts will acquire positions with face amounts substantially greater than their total equity. Leverage magnifies the impact of both gains and losses.

- Performance is expected to be volatile; the net asset value of an investor's capital account may fluctuate significantly in a single month.

- The General Partner anticipates that approximately 90% of the Fund's assets will be managed by third party sub-advisors to the Fund or invested in managed futures funds which are themselves managed by commodity pool operators unaffiliated with the General Partner. These third party sub-advisors and commodity pool operators will control the investment programs of each managed futures account and managed futures fund, respectively, in which the Fund invests. Therefore, the Fund's performance will, to a certain extent, depend on the skill and acumen of such third party sub-advisors and commodity pool operators their ability to successfully implement their trading programs. As of the date of this Prospectus, no third party sub-advisors or managed futures funds have been retained or selected by the Fund or the General Partner.

- After each calendar year each investor in the Fund will receive a Schedule K-1 reporting such investor's share of partnership tax items for income tax purposes. This form is expected to be available prior to April 15 each year following the taxable year it relates to; however, if there were a delay in making Schedule K-1's available, it could be more difficult for investors to complete their tax returns in a timely fashion. Additionally, investors who seek advice from tax advisors with respect to their Schedule K-1 may incur additional costs in the form of fees.

- There is no secondary market for the Fund's Interests. You may withdraw from the Fund only as of a month-end. Transfers of Interests are subject to limitations.

- You will sustain losses if the substantial expenses of the Fund are not offset by investment gains and interest income.

To invest, you will be required to represent and warrant, among other things, that you have received a copy of this Prospectus and that you satisfy the minimum net worth and income requirements for residents of your state to invest in the Fund. You are encouraged to discuss your investment decision with your individual financial, tax, and legal advisers.

The Fund is an "emerging growth company" under the federal securities laws and will therefore be subject to reduced public reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or

disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The Fund is not registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the investor protections and regulations applicable to registered investment companies will not apply to the Fund.

This Prospectus is in two parts: a disclosure document and a statement of additional information. These parts are bound together, and both contain important information.

Prospectus dated February 20, 2013

Moved up [1]: THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

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COMMODITY FUTURES TRADING COMMISSION
RISK DISCLOSURE STATEMENT

YOU SHOULD CAREFULLY CONSIDER WHETHER YOUR FINANCIAL CONDITION PERMITS YOU TO PARTICIPATE IN A COMMODITY POOL. IN SO DOING, YOU SHOULD BE AWARE THAT COMMODITY INTEREST TRADING CAN QUICKLY LEAD TO LARGE LOSSES AS WELL AS GAINS. SUCH TRADING LOSSES CAN SHARPLY REDUCE THE NET ASSET VALUE OF THE POOL AND CONSEQUENTLY THE VALUE OF YOUR INTEREST IN THE POOL. IN ADDITION, RESTRICTIONS ON REDEMPTIONS MAY AFFECT YOUR ABILITY TO WITHDRAW YOUR PARTICIPATION IN THE POOL.

FURTHER, COMMODITY POOLS MAY BE SUBJECT TO SUBSTANTIAL CHARGES FOR MANAGEMENT, AND ADVISORY AND BROKERAGE FEES. IT MAY BE NECESSARY FOR THOSE POOLS THAT ARE SUBJECT TO THESE CHARGES TO MAKE SUBSTANTIAL TRADING PROFITS TO AVOID DEPLETION OR EXHAUSTION OF THEIR ASSETS. THIS DISCLOSURE DOCUMENT CONTAINS A COMPLETE DESCRIPTION OF EACH EXPENSE TO BE CHARGED THIS POOL AT PAGE 36 AND A STATEMENT OF THE PERCENTAGE RETURN NECESSARY TO BREAK EVEN, THAT IS, TO RECOVER THE AMOUNT OF YOUR INITIAL INVESTMENT, AT PAGE 5.

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THIS BRIEF STATEMENT CANNOT DISCLOSE ALL THE RISKS AND OTHER FACTORS NECESSARY TO EVALUATE YOUR PARTICIPATION IN THIS COMMODITY POOL. THEREFORE, BEFORE YOU DECIDE TO PARTICIPATE IN THIS COMMODITY POOL, YOU SHOULD CAREFULLY STUDY THIS DISCLOSURE DOCUMENT, INCLUDING A DESCRIPTION OF THE PRINCIPAL RISK FACTORS OF THIS INVESTMENT, AT PAGE 13.

YOU SHOULD ALSO BE AWARE THAT THIS COMMODITY POOL MAY TRADE FOREIGN FUTURES OR OPTIONS CONTRACTS. TRANSACTIONS ON MARKETS LOCATED OUTSIDE THE UNITED STATES, INCLUDING MARKETS FORMALLY LINKED TO A UNITED STATES MARKET, MAY BE SUBJECT TO REGULATIONS WHICH OFFER DIFFERENT OR DIMINISHED PROTECTION TO THE POOL AND ITS PARTICIPANTS. FURTHER, UNITED STATES REGULATORY AUTHORITIES MAY BE UNABLE TO COMPEL THE ENFORCEMENT OF THE RULES OF REGULATORY AUTHORITIES OR MARKETS IN NON-UNITED STATES JURISDICTIONS WHERE TRANSACTIONS FOR THE POOL MAY BE EFFECTED.

YOU SHOULD ALSO BE AWARE THAT THIS COMMODITY POOL MAY ENGAGE IN OFF-EXCHANGE FOREIGN CURRENCY TRADING. SUCH TRADING IS NOT CONDUCTED IN THE INTERBANK MARKET. THE FUNDS THAT THE POOL USES FOR OFF-EXCHANGE FOREIGN CURRENCY TRADING WILL NOT RECEIVE THE SAME PROTECTION AS FUNDS USED TO MARGIN OR GUARANTEE EXCHANGE-TRADED FUTURES AND OPTION CONTRACTS. IF THE POOL DEPOSITS SUCH FUNDS WITH A COUNTERPARTY AND

THAT COUNTERPARTY BECOMES INSOLVENT, THE POOL'S CLAIM FOR AMOUNTS DEPOSITED OR PROFITS EARNED ON TRANSACTIONS WITH THE COUNTERPARTY MAY NOT BE TREATED AS A COMMODITY CUSTOMER CLAIM FOR PURPOSES OF SUBSCHAPTER IV OF CHAPTER 7 OF THE BANKRUPTCY CODE AND THE REGULATIONS THEREUNDER. THE POOL MAY BE A GENERAL CREDITOR AND ITS CLAIM MAY BE PAID, ALONG WITH THE CLAIMS OF OTHER GENERAL CREDITORS, FROM ANY MONIES STILL AVAILABLE AFTER PRIORITY CLAIMS ARE PAID. EVEN POOL FUNDS THAT THE COUNTERPARTY KEEPS SEPARATE FROM ITS OWN FUNDS MAY NOT BE SAFE FROM THE CLAIMS OF PRIORITY AND OTHER GENERAL CREDITORS.

This Prospectus does not include all of the information or exhibits in MA Managed Futures Fund, LP's Registration Statement. You can read and copy the entire Registration Statement at the Public Reference Facilities maintained by the Securities and Exchange Commission ("SEC") in Washington, D.C.

MA Managed Futures Fund, LP will file quarterly and annual reports with the SEC. You can read and copy these reports at the SEC Public Reference Facility in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information.

MA Managed Futures Fund, LP's filings will be posted at the SEC website at http://www.sec.gov.

PENNSYLVANIA INVESTORS: **Because the minimum closing amount is less than $13,333,334, you are cautioned to carefully evaluate MA Managed Futures Fund, LP's ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of capital contributions in MA Managed Futures Fund, LP. Interests will not be offered nor will capital contributions be accepted in Pennsylvania until a minimum of $6,666,667 has been invested in the aggregate in MA Managed Futures Fund, LP.**

MA CAPITAL MANAGEMENT, LLC
General Partner

4440 PGA Boulevard
Suite 600
Palm Beach Gardens, FL 33410
(561) 623-5310

TABLE OF CONTENTS

Part One – Disclosure Document

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MA CAPITAL MANAGEMENT, LLC

PART TWO – Statement of Additional Information

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Exhibit A: Form of Agreement of Limited Partnership
Exhibit B: Subscription Agreement
Exhibit C: Request for Redemption
Exhibit D: Consent of Independent Registered Public Accounting Firm
Exhibit E: Consent of Independent Registered Public Accounting Firm

An electronic version of this Prospectus is available on a special web site (http://www.MAFuturesFund.com) being maintained by MA Capital Management, LLC.

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Exhibit F: Consent of Independent Registered Public Accounting Firm

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SUMMARY

General

MA Managed Futures Fund, LP, a Delaware limited partnership formed in October 2011 (the "Fund"), is offering three classes of limited partnership interests ("Interests"): Class A, Class C, and Class I (each, a "Class"). Each Class invests in the Fund's futures trading portfolio, as well as the Fund's portfolio of managed futures funds and managed futures accounts, each selected by MA Capital Management, LLC, the general partner and commodity pool operator of the Fund (the "General Partner"). Each investor in the Fund will be assigned a capital account to allocate gains and losses and facilitate the calculation of the fees described herein.

For break-even analysis purposes, investments in the Fund will be in Units worth $5,000 each for Class A and Class C Interests and $1,000,000 for Class I Interests. At this price and after taking into account the estimated costs and fees applicable to the Fund, two break-even scenarios were created for the Fund.

In the first scenario, an assumption is made that the Fund operates with the minimum capitalization needed to commence operations ($5,000,000) for its first twelve (12) calendar months of operations; under this assumption, the break-even point for the Fund after twelve months after an investment is a return of $708.48 or 14.17% or $495.06 or 9.90% for Class A and Class C Units, respectively, and a return of $80,718.90 or 8.07% for Class I Units. This scenario further assumes that the Fund's total assets under management remains at $5,000,000 for the first year of the Fund's operations.

In the second scenario, an assumption is made that the Fund operates with an average capitalization of $50,000,000 for its first twelve (12) calendar months of operations; under this assumption, the break-even point for the Fund after twelve months after an investment is a return of $605.90 or 12.12% or $392.49 or 7.85% for Class A and Class C Units, respectively, and a return of $60,205.98 or 6.02% for Class I Units.

The General Partner anticipates that the Fund will be able to obtain an average net asset value of at least $50,000,000 during the Fund's first twelve calendar months, and therefore, the second scenario results in a more realistic break-even projection. However, the General Partner provides no reasonable basis for the anticipated net asset value amount and there is a chance that the Fund will fall short of this capitalization amount, which would produce a break-even result lower than that of the first break-even calculation, but higher than that of the second break-even calculation.

Investment Program

The Fund will invest in exchange-traded futures contracts, options on futures, and off-exchange retail foreign currencies by implementing its own futures trading program as well as by investing in managed futures funds and managed futures accounts managed by third party commodity pool operators and third party sub-advisors.

The General Partner

MA Capital Management, LLC, a Florida limited liability company, serves as the general partner and commodity pool operator of the Fund and is responsible for the management and administration of the Fund. The General Partner's offices, and the office of the Fund where its books and records will be kept, are located at 4440 PGA Boulevard, Suite 600, Palm Beach Gardens, FL 33410.

The General Partner is registered as a commodity pool operator with the Commodity Futures Trading Commission ("CFTC") as of October 31,2011 and is also a commodity trading advisor

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registered with the CFTC as of August 17, 2010. The General Partner was also registered as a Forex Firm as of September 10, 2012. The General Partner is a member of the National Futures Association ("NFA") as of August 17, 2010. The Managing Partner of the General Partner is Monty Agarwal, Mark Stephan serves as a portfolio manager of the General Partner, Cheryl Nyusa serves as the Chief Operating Officer and Chief Compliance Officer of the General Partner, and Zinovia Spezakis serves as a Partner of the General Partner. The General Partner reserves the right to add additional personnel in the future.

The past performance disclosures of the General Partner may be found beginning on page 13.

The General Partner is a professional futures trading advisor. The General Partner intends to delegate certain administrative functions, including calculation of the Fund's net asset value (as well as the net asset value of each capital account therein) and distribution of reports to investors, to NAV Consulting, Inc., a major fund administration firm. Certain Fund records will be located at the offices of NAV Consulting Inc. at 2625 Butterfield Road, Suite 208W, Oak Brook, IL 60523.

Monty Agarwal, a principal of the General Partner, has contributed $3,000 to the capital of the Fund as the "Initial Limited Partner." This amount is in addition to the total capital contribution amount offered by this Prospectus. Monty Agarwal will maintain an investment in the Fund of at least $3,000, but may withdraw any excess above such level in the Fund at any month-end.

The Offering

MA Capital Management LLC, will select one or more selling agents, including U.S. Financial Investments, Inc. (CRD# 120804), who will offer the Interests of the Fund for an initial capital contribution period scheduled to end at 5:00 p.m. in New York on , subject to extension for up to 3 months. After the initial capital contribution period, capital contributions will be continuously accepted as of the last day of each month until the offering of the Interests terminates on May 22, 2015. The initial aggregate net asset value of an investor's capital account will equal the dollar amount of the investor's capital contribution less any front-end load fees or selling commissions. The selling agents will use their best efforts to locate investors for the Fund but are not required to meet any predetermined total capital contribution amount. Capital contribution proceeds will be deposited in the Fund's account at Huntington National Bank until the Fund commences operations, with all income from such deposits paid to the Fund. The Fund is required to reach a capitalization of $5,000,000 prior to beginning trading and, thereafter, no capital contribution amount must be raised as of the end of any month and the Fund does not need to maintain any minimum capitalization level to continue operations. If the total amount registered pursuant to this offering is contributed, the proceeds to MA Managed Futures Fund, LP will be $50,000,000.00. Investors should note that the selling agents will be deemed statutory underwriters of the Fund. As of the date of this Prospectus, only U.S. Financial Investments, Inc. has been retained as a selling agent by the General Partner.

Minimum Investment

The minimum initial capital contribution for Class A Interests and Class C Interests is $5,000. The minimum initial capital contribution for Class I Interests is $1,000,000. The minimum additional capital contribution for Class A Interests, Class C Interests, and Class I Interests is $1,000.

Major Risks of the Fund

– An investment in the Fund is a speculative investment. You must be prepared to lose all or substantially all of your investment.

– The Fund is newly formed and thus has no performance history. The past performance of the General Partner's managed futures program is not necessarily indicative of the future results of the Fund.

– The Fund's futures trading program, as well as the managed futures funds and managed futures accounts in which the Fund invests, are speculative and leveraged. Such trading program, managed futures funds, and managed futures

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accounts will acquire positions with face amounts substantially greater than their total equity. Leverage magnifies the impact of both gains and losses.

- The Fund's performance is expected to be volatile; the net asset value of an investor's capital account may fluctuate significantly in a single month.
- Third party sub-advisors and commodity pool operators will control the investment programs of each managed futures account and managed futures fund in which the Fund invests. Therefore, the Fund's performance will depend, to a certain extent, on the skill and acumen of such third party sub-advisors and commodity pool operators and their ability to successfully implement their trading programs.
- There is no secondary market for the Fund's Interests. You may withdraw from your capital account only as of a calendar month-end. Transfers of Interests are subject to limitations as described herein.
- Your capital account will sustain losses if the substantial expenses of the Fund are not offset by investment gains and interest income.
- The Fund is subject to numerous conflicts of interest as described herein.

Investment Considerations

- The Fund will implement its own futures trading program as well as invest in managed futures funds and managed futures accounts managed by third party commodity pool operators and third party sub-advisors. Accordingly, the performance of the Fund will depend on the investment performance of the Fund's trading program as well as such third party commodity pool operators and sub-advisors. The Fund may not retain sub-advisors, or invest in managed futures funds which are managed or advised by, persons related to the General Partner or its Principals.
- The General Partner utilizes fundamental analysis in selecting the managed futures funds and accounts in which it will invest the Fund's assets. Decisions to select managed futures funds and retain third party sub-advisors made by the General Partner are discretionary and thus involve human emotional responses to communications with third party commodity pool operators and sub-advisors, changing market conditions, and other factors outside the General Partner's control.
- An investment in the Fund has the potential to help diversify an investor's traditional securities portfolios. A diverse portfolio consisting of assets that perform in an unrelated manner, or non-correlated assets, may increase overall return and/or reduce the volatility (a widely used measure of risk) of a traditional portfolio of stocks and bonds. However, for a non-correlated asset to increase a traditional portfolio's overall returns, the non-correlated asset must outperform either stocks or bonds over the period being measured. *There can be no assurance that the Fund will outperform other sectors of an investor's portfolio or not produce losses.*
- The Fund will hold that portion of its assets traded in the Fund's futures trading program or invested in mana futures accounts (including those assets used as margin deposits for trading activities) in U.S. government securities and/or interest-bearing deposit accounts. Accordingly, the Fund, in addition to its potential to profit from its investment operations, will earn interest on all or almost all of its assets deposited in such accounts.

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Limited Liability

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Investors cannot lose more than the amount of their investments and undistributed gains, if any. Thus, investors receive the advantage of limited liability in a leveraged trading vehicle.

Withdrawals, Distributions, Transfers, and Exchanges

The Fund is intended to be a medium- to long-term (i.e., 3 to 5-year) investment. However, monthly withdrawals are permitted, without penalty or any charge, upon thirty (30) days' written notice to the General Partner or Mutual Shareholder Services (the Fund's transfer agent). Withdrawal proceeds will be paid in U.S. dollars. Due to the availability of monthly withdrawals, the General Partner does not

3

intend to make any distributions, and the investment gains of the Fund, if any, will be reinvested in the Fund.

Charges to the Fund and each Capital Account

The Fund's fees and charges are substantial and must be offset by investment gains and interest income in order to avoid depletion of the Fund's assets. The fees and expenses applicable to the Fund and each capital account are as follows:

The General Partner

- Each Limited Partner's capital account is charged a one percent (1%) annual management fee (1/12 of 1% payable monthly in advance) of the net assets of such capital account.

- Each Limited Partner's capital account is also charged an incentive allocation equal to ten percent (10%) of such capital account's new appreciation, including realized and unrealized gains and losses, for each fiscal quarter. New appreciation is the increase in the capital account's net asset value since the last time an incentive allocation was paid or, if no incentive allocation has been paid, since the Partner's initial capital contribution. The incentive allocation will be adjusted pro rata for capital contributions and withdrawals. Please see "Charges to be Paid by the Fund and Each Capital Account Therein — Incentive Allocation" for a more detailed discussion of new appreciation and the incentive allocation.

Third Party Sub-Advisors and Managed Futures Fund Fees

- The Fund may be charged a management fee of up to two percent (2%) of the actual (as opposed to notional) net assets of the Fund managed by a third party sub-advisor or invested in a managed futures fund, payable to such third party sub-advisor or managed futures fund at such regular intervals, either in arrears or in advance, as the General Partner and such third party sub-advisor or managed futures fund may agree. Such management fee may be paid directly out of the assets of the Fund held with such third party sub-advisor or invested in a managed futures fund prior to being charged pro rata against each Limited Partner's capital account.

- The Fund may also be charged an incentive fee of up to twenty percent (20%) of the new appreciation, including realized and unrealized gains and losses, attributable to the Fund's assets managed by a third party sub-advisor or invested in a managed futures fund on such schedule as the General Partner and such third party sub-advisor or managed futures fund may agree. New appreciation is the increase in the net asset value of the assets managed by such third party sub-advisor or invested in a managed futures fund since the last time an incentive fee was paid or, if no incentive fee has been paid, since the Fund's allocation of assets to such third party sub-advisor or managed futures fund; the initial net asset value of the Fund's assets managed by a third party sub-advisor or invested in a managed futures fund is equal to the total net assets allocated by the Fund to such third party sub-advisor or managed futures fund. Such incentive fee may be paid directly out of the assets of the Fund held with such third party sub-advisor or invested in such managed futures fund prior to being charged pro rata against each Limited Partner's capital account. Additionally, as incentive fees paid to third party sub-advisors or managed futures funds do not take into account the overall net gains or losses of each Limited Partner's capital account across all of the Fund's investments, a Limited Partner's capital account may be assessed third party sub-advisor and managed futures fund incentive fees at a time when the overall net asset value of the Limited Partner's capital account has decreased (although the General Partner would not be entitled to an incentive allocation in such a situation).

Selling Agents and Others

- Investors in Class A Interests will pay a front-end sales load on each capital contribution to the Fund equal to the following schedule: for capital contributions of less than $50,000: 5.0%; less than $100,000 but at least $50,000: 4.0%; less than $250,000 but at least $100,000: 3.0%; less than $500,000 but at least $250,000: 2.5%; less t $750,000 but at least $500,000: 2.0%; less than $1,000,000 but at least $750,000: 1.5%; at least $1,000,000 end sales load. The front-end sales load will reduce the initial net asset value assigned to the capital accoun A investors. Payments of front-end sales loads may be made directly to third party selling agents or may be indirectly through payment to the Fund, which then forwards the front-end sales load to the selling agent. T

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4

General Partner may waive the front-end sales load for any Class A Limited Partner.

Investors in Class C Interests will pay an annual sales fee on the net asset value of their capital account as of the first day of each calendar month equal to the following schedule: for capital contributions of less than $100,000: 1.5%; less than $500,000 but at least $100,000: 1.0%; less than $1,000,000 but at least $500,000: 0.5%; at least $1,000,000: no annual sales fee. The annual sales fee is charged monthly in advance and is based on each Class C Investor’s capital base, net of gains or losses, including additional capital contributions and less any withdrawals. The annual sales fee will be treated as an expense and will be charged in connection with a Class C capital account in perpetuity. Payments of annual sales fee may be made directly to third party selling agents or may be paid indirectly th payment to the Fund, which then forwards the annual sales fee to the selling agent. The General Partner ma the annual sales fee for any Class C Limited Partner.

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Investors in Class I Interests are not subject to front-end sales loads or annual sales fees.

– The Fund itself may be charged sales loads or other commissions or fees by brokers for, or advisers of, the managed futures funds or managed futures accounts in which the Fund invests. Each Partner in the Fund will indirectly bear these commissions or fees. Additionally, in the case of the Fund’s trading program and the managed futures accounts in which the Fund invests, brokerage fees will be incurred by the Fund in the course of the General Partner or third party sub-adviser pursuing their respective investment programs on the Fund’s behalf. In the case of the Fund’s investment in a managed futures fund, the Fund will bear its pro rata share of the managed futures fund’s expenses, including brokerage fees. Regardless of whether incurred by the Fund’s trading program, its managed futures accounts, or the managed futures funds in which the Fund invests, such brokerage fees and expenses are estimated to amount to approximately 1.00% of the average month-end net assets per year allocated by the Fund to such program, accounts, or funds.

– Actual operating and ongoing offering expenses (including the costs of updating this Prospectus and increasing the maximum amount of Interests for sale to the public), such as legal, auditing, administration, escrow, printing, and postage costs, are estimated to be 0.50% of average month-end net assets per year of the Fund. The Genera will assume liability for operating expenses in excess of 1.00% of average month-end net assets per year of

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– The Fund will bear, without reimbursement, its organizational and initial offering costs (other than sales commissions). Such costs are estimated to total approximately $93,445.00.

Break-Even Analysis

The following tables show the fees and expenses that an investor would incur on a minimum initial capital contribution to the Fund for each Class of Interests and the amount that such investment must earn to break even after one year. The Break-Even Analysis has been performed under two scenarios:

The first set of break-even tables were created under the assumption that the Fund receives the minimum capital contributions required to begin trading, or $5,000,000. This scenario further assumes that the Fund’s total assets under management remains at $5,000,000 for the first year of the Fund’s operations.

The second set of break-even tables were created under the assumption that the Fund has an average minimum net asset value of $50,000,000 for the first year of the Fund’s operations (the total amount offered pursuant to this Prospectus), which the General Partner anticipates will be close to the Fund’s total capital contributions.

The fees estimated using these assumptions and shown below will be significantly overestimated or underestimated if the average net asset value of the Fund during its first year is significantly more than $5,000,000 or less than $50,000,000, respectively. The break-even analysis is an approximation only.

5

ASSUMPTION: MINIMUM NET ASSET VALUE FOR FIRST CALENDAR YEAR ($5,000,000)

CLASS A INTERESTS

ROUTINE EXPENSES	PERCENTAGE RETURN REQUIRED INITIAL TWELVE MONTHS OF INVESTMENT	DOLLAR RETURN REQUIRED ($5,000 INITIAL INVESTMENT) INITIAL TWELVE MONTHS OF INVESTMENT
General Partner Management Fees (1)	1.00%	$ 50.00
General Partner Incentive Allocation (2)	0.00%	$ 0.00
Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	1.80%	$ 90.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	2.55%	$ 127.53
Selling Commissions (5)	5.00%	$ 250.00
Operating and Ongoing Offering Expenses (6)	1.00%	$ 50.00
Brokerage Fees and Expenses (7)	1.00%	$ 50.00
Organizational and Initial Offering Costs (8)	1.87 %	$ 93.45
Less Interest Income (9)	0.05%	$ 2.50
TWELVE-MONTH BREAK-EVEN	14.17%	$ 708.48

CLASS C INTERESTS

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ROUTINE EXPENSES	PERCENTAGE RETURN REQUIRED INITIAL TWELVE MONTHS OF INVESTMENT	DOLLAR RETURN REQUIRED ($5,000 INITIAL INVESTMENT) INITIAL TWELVE MONTHS OF INVESTMENT
General Partner Management Fees (1)	1.00%	$ 50.00
General Partner Incentive Allocation (2)	0.00%	$ 0.00
Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	1.80%	$ 90.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	1.78%	$ 89.11
Selling Commissions (5)	1.50%	$ 75.00
Operating and Ongoing Offering Expenses (6)	1.00%	$ 50.00
Brokerage Fees and Expenses (7)	1.00%	$ 50.00
Organizational and Initial Offering Costs (8)	1.87 %	$ 93.45
Less Interest Income (9)	0.05%	$ 2.50
TWELVE-MONTH BREAK-EVEN	9.90%	$ 495.06

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CLASS I INTERESTS

ROUTINE EXPENSES	PERCENTAGE RETURN REQUIRED INITIAL TWELVE MONTHS OF INVESTMENT	DOLLAR RETURN REQUIRED ($1,000,000 INITIAL INVESTMENT) INITIAL TWELVE MONTHS OF INVESTMENT
General Partner Management Fees (1)	1.00 %	$ 10,000.00
General Partner Incentive Allocation (2)	0.00 %	$ 0.00
Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	1.80 %	$ 18,000.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	1.45 %	$ 14,529.40
Selling Commissions (5)	0.00 %	$ 0.00
Operating and Ongoing Offering Expenses (6)	1.00 %	$ 10,000.00
Brokerage Fees and Expenses (7)	1.00 %	$ 10,000.00
Organizational and Initial Offering Costs (8)	1.87 %	$ 18,689.50
Less Interest Income (9)	0.05 %	$ 500.00
TWELVE-MONTH BREAK-EVEN	8.07%	$ 80,718.90

ASSUMPTION: AVERAGE NET ASSET VALUE FOR FIRST CALENDAR YEAR OF $50,000,000

CLASS A INTERESTS

ROUTINE EXPENSES	PERCENTAGE RETURN REQUIRED INITIAL TWELVE MONTHS OF INVESTMENT	DOLLAR RETURN REQUIRED ($5,000 INITIAL INVESTMENT) INITIAL TWELVE MONTHS OF INVESTMENT
General Partner Management Fees (1)	1.00%	$ 50.00
General Partner Incentive Allocation (2)	0.00%	$ 0.00
Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	1.80%	$ 90.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	2.18%	$ 109.06
Selling Commissions (5)	5.00%	$ 250.00
Operating and Ongoing Offering Expenses (6)	1.00%	$ 50.00
Brokerage Fees and Expenses (7)	1.00%	$ 50.00
Organizational and Initial Offering Costs (8)	0.19 %	$ 9.34
Less Interest Income (9)	0.05%	$ 2.50
TWELVE-MONTH BREAK-EVEN	12.12%	$ 605.90

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CLASS C INTERESTS

ROUTINE EXPENSES	PERCENTAGE RETURN REQUIRED INITIAL TWELVE MONTHS OF INVESTMENT	DOLLAR RETURN REQUIRED ($5,000 INITIAL INVESTMENT) INITIAL TWELVE MONTHS OF INVESTMENT
General Partner Management Fees (1)	1.00%	$ 50.00
General Partner Incentive Allocation (2)	0.00%	$ 0.00
Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	1.80%	$ 90.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	1.41%	$ 70.65
Selling Commissions (5)	1.50%	$ 75.00
Operating and Ongoing Offering Expenses (6)	1.00%	$ 50.00
Brokerage Fees and Expenses (7)	1.00%	$ 50.00
Organizational and Initial Offering Costs (8)	0.19%	$ 9.34
Less Interest Income (9)	0.05%	$ 2.50
TWELVE-MONTH BREAK-EVEN	7.85%	$ 392.49

CLASS I INTERESTS

ROUTINE EXPENSES	PERCENTAGE RETURN REQUIRED INITIAL TWELVE MONTHS OF INVESTMENT	DOLLAR RETURN REQUIRED ($1,000,000 INITIAL INVESTMENT) INITIAL TWELVE MONTHS OF INVESTMENT
General Partner Management Fees (1)	1.00%	$ 10,000.00
General Partner Incentive Allocation (2)	0.00%	$ 0.00
Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	1.80%	$ 18,000.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	1.08%	$ 10,837.08
Selling Commissions (5)	0.00%	$ 0.00
Operating and Ongoing Offering Expenses (6)	1.00%	$ 10,000.00
Brokerage Fees and Expenses (7)	1.00%	$ 10,000.00
Organizational and Initial Offering Costs (8)	0.19%	$ 1,868.90
Less Interest Income (9)	0.05%	$ 500.00
TWELVE-MONTH BREAK-EVEN	6.02%	$ 60,205.98

The foregoing break-even analyses are approximations only and assume a constant net asset value ($5,000 with respect to Class A and Class C or $1,000,000 with respect to Class I) during the first year of an investor's investment in the Fund.

(1) Each Limited Partner's capital account is charged a one percent (1%) annual management fee (1/12 of 1% payable monthly in advance) of the net assets of such capital account, payable to the General Partner.

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(2) Each Limited Partner's capital account is also charged an incentive allocation equal to ten percent (10%) of such capital account's new appreciation, including realized and unrealized gains and losses, for each fiscal quarter. New appreciation is the increase in the capital account's net asset value since the last time an incentive allocation was paid or, if no incentive allocation has been paid, since the Partner's initial capital contribution. The incentive allocation will be adjusted pro rata for capital contributions and withdrawals. No incentive allocation to the General Partner will be charged to a capital account until break-even costs are met for such capital account. However, because the General Partner's incentive allocation is payable quarterly, and the General Partner is not obligated to return incentive allocations once earned, it is possible for the General Partner to earn an incentive allocation during a break-even or losing year for a capital account if, after payment of an incentive allocation, a Limited Partner's capital account incurs losses resulting in a break-even or losing year. It is impossible to predict what incentive allocations, if any, could be paid during a break-even or losing year, thus none is shown.

(3) The Fund may be charged a management fee of up to two percent (2%) of the actual (as opposed to notional) net assets of the Fund managed by a third party sub-advisor or invested in a managed futures fund, payable at such regular intervals, either in arrears or in advance, as the General Partner and such third party sub-advisor or managed futures fund may agree. Such management fee may be paid directly out of the assets of the Fund held with such third party sub-advisor or invested in such managed futures fund prior to being charged pro rata against each Limited Partner's capital account. The General Partner estimates that approximately 90% of the Fund's assets will be managed by third party sub-advisors or invested in managed futures funds. For purposes of this Break-Even calculation, the most conservative management fee figure of 2% of actual funding has been used. Therefore, the calculation under the second scenario is as follows: ($50,000,000 X 90%) X (2%) = $900,000 per year of third party sub-advisor and managed futures fund management fees paid by the Fund.

(4) The Fund may also be charged an incentive fee of up to twenty percent (20%) of the new appreciation, including realized unrealized gains and losses, attributable to the Fund's assets managed by a third party sub-advisor or invested in a managed futures fund on such schedule as the General Partner and such third party sub-advisor or managed futures fund may agree appreciation is the increase in the net asset value of the assets managed by such third party sub-advisor or invested in such managed futures fund since the last time an incentive fee was paid or, if no incentive fee has been paid, since the Fund's allocation of assets to such third party sub-advisor or managed futures fund; the initial net asset value of the Fund's assets managed by a third party sub-advisor or invested in a managed futures fund is equal to the total net assets allocated by the Fund to such third party sub-advisor or managed futures fund. Such incentive fee may be paid directly out of the assets of the Fund held with such third party sub-advisor or invested in such managed futures fund prior to being charged pro rata against each Limited Partner's capital account. No incentive fees will be paid to a third party sub-advisor or managed futures fund until break-even costs for the Fund's assets managed by such third party sub-advisor or invested in such managed futures fund are met. However, as there may be multiple third party sub-advisors or managed futures funds retained by the Fund at any time, it is possible that the break-even costs for the assets managed by a particular third party sub-advisor or invested in a particular managed futures fund could be met, and the Fund would be obligated to pay such third party sub-advisor or managed futures fund an incentive fee, at a time when one or more Limited Partner's capital account break-even costs have not been met. As third party sub-adviser and managed futures fund incentive fees may be paid regardless of whether the Fund overall breaks even in a given year and given that third party sub-advisors and managed futures funds will manage approximately 90% of the Fund's assets, it is likely that under a break-even scenario, the Fund will pay incentive fees to third party sub-advisors or managed futures funds. For purposes of the above break-even calculations, the incentive fees that would be paid to third party sub-advisors and managed futures funds, assuming that such third party sub-advisors and managed futures funds account for 90% of the Fund's income or profit and the General Partner accounts for the remaining 10%, under the respective break-even scenarios are provided. Limited Partners should be aware, however, that the actual incentive fees paid to third party sub-advisors and managed futures funds under an actual break-even scenario may differ widely from those figures provided above.

(5) Investors in Class A Interests will pay a front-end sales load on each capital contribution to the Fund equal to the following schedule: for capital contributions of less than $50,000: 5.0%; less than $100,000 but at least $50,000: 4.0%; less than $250,000 but at least $100,000: 3.0%; less than $500,000 but at least $250,000: 2.5%; less than $750,000 but at least $500,000: 2.0%; less than $1,000,000 but at least $750,000: 1.5%; at least $1,000,000: no front-end sales load. The front-end sales load will reduce the initial net asset value assigned to the capital account of Class A investors. Payments of front-end sales loads may be directly to third party selling agents or may be paid indirectly through payment to the Fund, which then forwards the front-end sales load to the selling agent. The General Partner may waive the front-end sales load for any Class A Limited Partner.

Investors in Class C Interests will pay an annual sales fee on the net asset value of their capital account as of the first day calendar month equal to the following schedule: for capital contributions of less than $100,000: 1.5%; less than $500,000 but at least $100,000: 1.0%; less than $1,000,000 but at least $500,000: 0.5%; at least $1,000,000: no annual sales fee. The annual

Deleted: The Fund will employ up to two times notional funding, meaning that for every dollar of the Fund's assets, two dollars will be traded; this means that the actual management fee charged to each Limited Partner will equal up to four percent (4%) of such Partner's actual capital account balance attributable to such third party sub-advisor or managed futures fund.

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sales fee is charged monthly in advance and is based on each Class C Investor's capital base, net of gains or losses, including additional capital contributions and less any withdrawals. The annual sales fee will be treated as an expense and will be charged in connection with a Class C capital account in perpetuity. Payments of annual sales fee may be made directly to third pa selling agents or may be paid indirectly through payment to the Fund, which then forwards the annual sales fee to the sel agent. The General Partner may waive the annual sales fee for any Class C Limited Partner.

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Investors in Class I Interests are not charged front-end sales loads or annual sales fees.

(6) The Fund will pay its actual operating and ongoing offering expenses (including the costs of updating this Prospectus and increasing the total capital contribution amount available to the public), such as legal, auditing, administration, escrow, printing and postage costs. Additionally, the Fund will bear the operating expenses of the managed futures funds in which it invests. Together, the total operating an ongoing offering expenses of the Fund are estimated to be 0.50% of the average month-e assets per year of the Fund. The General Partner will assume liability for operating expenses in excess of 1.00% of the a month-end net assets per year of the Fund. For the purpose of the above break-even calculations, the maximum figure (1 has been employed under a "worst-case" scenario.

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(7) The Fund will pay brokerage fees and commissions in connection with its futures, options, and forward currency trading activities. Additionally, in the case of managed futures accounts in which the Fund invests, brokerage fees will be incurred by the Fund in the course of the third party adviser pursuing their investment program on the Fund's behalf. Finally, in the case of the Fund's investment in a managed futures fund, the Fund will bear its pro rata share of the managed futures fund's expenses, including brokerage fees. Regardless of how incurred, the General Partner estimates that the brokerage fees paid directly or indirectly by the Fund will be approximately 1.00% of average month-end net assets per year of the Fund. This amount is an approximation by the General Partner and such fees and expenses may be significantly more or less than 1.00% on an annual basis.

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(8) The Fund will bear, without reimbursement, its organizational and initial offering costs (other than sales commissions). Such costs are estimated to total $93,445, including $6,715 in organizational and $86,730 in offering costs. The organizational costs will be expensed upon the commencement of the Fund's operations and the offering costs will be amortized over the first 12 months of the Fund's operations.

(9) The Fund will earn interest income on the money leftover after all margin requirements are met, which will be directly dependent on the Fund's capitalization. The General Partner estimates that at a capitalization of $5,000,000, approximately 5% of the Fund's money will be earning interest and that at a capitalization of $50,000,000, approximately 50% of the Fund's money will be earning interest. If interest income earned is less than estimated, the Fund will have to earn investment profits greater than the amounts shown to cover its costs. Actual interest to be earned by the Fund will be at the prevailing rates for the period being measured which may be less than or greater than the 1.00% rate used in these break-even calculations over any twelve month period.

Federal Income Tax Aspects

The Fund will be a partnership for federal income tax purposes. As such, investors will be taxed each year on the income attributable to their capital account whether or not they make a withdrawal from the Fund or receive distributions from the Fund.

To the extent the Fund's trading program, managed futures funds, or managed futures accounts invest in futures, gain or loss on such investments will, depending on the contracts traded, consist of a mixture of: 1) ordinary income or loss; and/or 2) capital gain or loss. Forty percent (40%) of trading profits, if any, on U.S. exchange-traded futures contracts are taxed as short-term capital gains at ordinary income rates and the remaining sixty percent (60%) is taxed as long-term capital gains at a lower maximum rate for individuals. Trading gains or losses from other contracts will be primarily short-term capital gains or losses, and interest income is taxed at ordinary income rates.

For non-corporate investors, capital losses in their capital account may be deducted against capital gains but may only be deducted against ordinary income to the extent of $3,000 per year. Therefore, investors could pay tax on their capital account's interest income even though such investor's capital account has decreased in net asset value.

Is MA Managed Futures Fund, LP a Suitable Investment for You?

The primary objective of MA Managed Futures Fund, LP is to seek appreciation of its assets over time by investing in the General Partner's trading program as well as a portfolio of managed futures funds and managed futures accounts, each of which invest in a wide array of futures products. An investment in the Fund may fit within your portfolio allocation strategy if you are interested in the Fund's potential to produce returns generally unrelated to traditional securities investments.

An investment in the Fund is speculative and involves a high degree of risk. The Fund is not a complete investment program. The General Partner offers Interests in the Fund as a diversification opportunity for an investor's entire investment portfolio, and therefore an investment in the Fund should only be a limited portion of the investor's portfolio. To invest, you must, at a minimum, have:

(1) a net worth of at least $250,000, exclusive of home, furnishings and automobiles; or

(2) a net worth, similarly calculated, of at least $70,000 and an annual gross income of at least $70,000.

Some jurisdictions in which the Fund's Interests are offered impose higher minimum suitability standards on prospective investors. These suitability standards are, in each case, regulatory minimums only, and merely because you meet such standards does not mean that an investment in the Fund is suitable for you. You should not invest more than 10% of your net worth, exclusive of home, furnishings, and automobiles, in MA Managed Futures Fund, LP.

Capital Contribution Procedure

To invest in the Fund, you must complete and sign the Subscription Agreement, attached hereto as Exhibit B, and deliver it to your selling agent at least five business days prior to the applicable month-end closing date. Payment instructions are included with the Subscription Agreement. Subscription Agreements deemed valid and complete by the General Partner will be accepted, within five business days of receipt of a capital contribution, once payment proceeds have been received and cleared. Investors' purchases will be confirmed by their selling agents, generally within five business days after the applicable month-end closing. The General Partner will notify investors of, and will return, rejected capital contributions within five business days following the applicable month-end closing or sooner if practicable. No interest is earned while capital contributions are being processed. See "Plan of Distribution."

Inception of Trading

The minimum initial capital contribution to the Fund by Limited Partners investing in Class A and Class C Interests is $5,000; the minimum initial capital contribution to the Fund by Limited Partners investing in Class I interests is $1,000,000. Monty Agarwal, Principal of the General Partner, has invested $3,000 in the Fund and at all times will maintain at least $3,000 invested in the Fund. The Fund must be funded with at least $5,000,000 in capital contributions before it may begin trading activities. The maximum contribution amount that may be contributed to the Fund is currently $50,000,000. The General Partner may hold Limited Partners' funds prior to the commencement of the Fund's trading activities; all capital contributions may be deposited with the Fund's FCM or in the Fund's bank account(s). Any interest income paid on such deposits shall accrue to the Fund.

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Reports

The General Partner will provide Limited Partners with monthly account statements in accordance with CFTC Regulation 4.22(b). In addition, the General Partner will provide Limited Partners with year-end audited financial statements as soon as practicable after the end of each fiscal year (beginning with fiscal year 2013), but in no case later than 90 days after the end of each fiscal year, including a statement of profit or loss for such fiscal year. The Fund's financial statements will be prepared using generally accepted accounting principles ("GAAP") as a guideline, (except to the extent the Fund's

Deleted: 2012

independent auditor determines that the amortization of the offering expenses do not comply with GAAP) and the General Partner shall be empowered to make any changes of accounting method that it shall deem advisable.

Commodity Futures Trading Commission Rules require that this Prospectus be accompanied by summary financial information, which may be a recent monthly report of the Fund, current within 60 calendar days.

Organizational Chart

The organizational chart below illustrates the relationship among the various service providers of this offering. MA Capital Management, LLC is the general partner of the Fund. The selling agents and clearing brokers are not affiliated with MA Capital Management, LLC or MA Managed Futures Fund, LP.



Monty Agarwal, Mark Stephan, Cheryl Nyusa, Zinovia Spezakis
Owners
MA Capital Management, LLC (General Partner and Commodity Pool Operator)
U.S. Financial Investments, Inc. & Other Selling Agents
Limited Partnership Agreement
Selling Agreements
Investors (Limited Partners)
MA Managed Futures Fund, LP (Issuer)
Introducing Broker Agreements
Clearing Agreements
NewEdge USA, LLC & Other Introducing Brokers
NewEdge USA, LLC & Other Clearing Firms

Performance Disclosures

THIS POOL HAS NOT COMMENCED TRADING AND DOES NOT HAVE ANY PERFORMANCE HISTORY.

NEITHER THIS POOL OPERATOR NOR ANY OF ITS TRADING PRINCIPALS HAS PREVIOUSLY OPERATED ANY OTHER POOLS OR TRADED ANY OTHER ACCOUNTS.

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Monty Agarwal
100% Owner
MA Capital Management, LLC (General Partner, Commodity Pool Operator, and Selling Agent)
Limited Partnership Agreement
Investors (Limited Partners)
NewEdge USA, LLC & Other Introducing Brokers

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MONTY AGARWAL HAS NOT OPERATED TRADING PROGRAMS COMPARABLE TO THE FUND WITHIN THE PRIOR FIVE YEARS AND, THEREFORE, THERE ARE NO PERFORMANCE DISCLOSURES RELATING TO HIS TRADING HISTORY.

NEITHER MARK STEPHAN, CHERYL NYUSA, NOR ZINOVIA SPEZAKIS HAVE OPERATED TRADING PROGRAMS COMPARABLE TO THE FUND PREVIOUSLY; THEREFORE, THERE IS NO PERFORMANCE DISCLOSURES RELATING TO THESE PERSONNEL OF THE GENERAL PARTNER.

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THE RISKS YOU FACE

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The Fund Is Speculative; You Could Lose All or Substantially All of Your Investment in the Fund

An investment in the Fund is a speculative investment. You will be relying on the General Partner to implement the Fund's trading program as well as invest the Fund's assets in managed futures funds and accounts, which cannot be assured. Consequently, you could lose all or substantially all of your investment in the Fund.

The Fund Is a Newly Formed Entity With No Performance History for You to Evaluate When Making a Decision Whether or Not to Invest in the Fund

The Fund is a newly formed entity and thus has no performance history for you to evaluate when making your investment decision. Although past performance is not necessarily indicative of future performance, a performance history might provide you with more information upon which to base your investment decision. However, as the Fund has no performance history, you will have to make your investment decision without such information. *The past performance of the General Partner or its affiliates is not necessarily indicative of the future results of the Fund.*

The Fund Will be Highly Leveraged; Leverage Magnifies Losses as Well as Gains

Because the amount of margin funds necessary to enter into a futures contract or off-exchange retail foreign currency position is typically about 2% to 15% of the total value of the contract, the Fund will be able to hold positions with notional, or face, values far greater than the Fund's net assets. The General Partner expects that the Fund's brokers will require a level of margin to equity of at least 5 to 1, or 20%.

Deleted: As the Fund will use up to 200% notional funding, this implies futures margins for the Fund of up to 40% of notional funding or a margin to equity ratio of 2.5 or higher.

By utilizing leverage, the Fund is inherently able to leverage the dollar value of the futures contracts traded by the Fund; accordingly, the operating profit or loss of the Fund will increase due to the increase in its dollar value of trading. As a result of this leveraging, even a small adverse movement in the price of a contract could cause the Fund major and immediate losses. Like other leveraged investments, any trade may result in losses in excess of the amount invested.

The Performance of the Fund Is Expected To Be Volatile; Volatile Performance Can Result in Sudden Large Losses

The General Partner expects the performance of the Fund to be volatile. Futures contracts and off-exchange retail foreign currency prices have a high degree of variability and are subject to occasional rapid and substantial changes, and the value of the Fund and investors' capital accounts may suffer substantial loss from time to time. The net asset value of your capital account may change substantially between the date on which you make a capital contribution to the Fund, the date on which you request a withdrawal, and the month-end withdrawal date.

Futures Investments are Highly Volatile and May Cause Large Losses, Including a Risk of Total Loss

The Fund and the managed futures funds and managed futures accounts in which the Fund invests will each invest in a number of different types of financial instruments related to futures, each of which involves

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a degree of risk of financial loss. The value of futures contracts, commodities contracts and related investments are highly volatile. Market movements are difficult to predict and are influenced by, among other things, government trade, fiscal, monetary, and exchange control programs and policies; changing supply and demand relationships; national and international political and economic events; changes in interest rates; and the inherent volatility of the marketplace. In addition, governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The effects of government intervention may be particularly significant at certain times in the global futures markets, and such intervention (as well as other factors) may cause these markets and related investments to move rapidly, affecting United States and global financial markets. Investments in futures and related financial instruments are also subject to the risk of the failure of any of the exchanges on which its positions trade or of their clearinghouses.

Writing and Purchasing Options on Futures Can be More Volatile and Expensive than Futures Trading and May Cause Large Losses

The Fund will write, purchase, and sell options on futures instruments, the prices of which are often very volatile. The Fund will also invest in managed futures funds and managed futures accounts which may write, purchase, and sell options on futures investments. Price movements of options contracts are influenced by, among other things, interest rates, changing supply and demand relationships, international trade, fiscal, monetary, and exchange control programs and policies of governments, and national and international political and economic events and policies. The value of options also depends in part upon the price of the futures underlying them. Accordingly, options on highly volatile futures may be more expensive than options on other futures. Put options and call options typically have similar structural characteristics and operational mechanics, regardless of the underlying instrument on which they are purchased or sold. A put option gives the purchaser of the option, upon payment of a premium, the right to sell, and the writer the obligation to buy, the underlying commodity or other instrument at the exercise or "strike" price. A call option, upon payment of a premium, gives the purchaser of the option the right to buy, and the seller the obligation to sell, the underlying instrument at the strike price. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, the Fund would lose the entire premium it paid for the option. The risk involved in writing a put option is that there could be a decrease in the market value of the underlying futures instrument caused by rising interest rates or other factors. If this occurred, the option could be exercised and the underlying asset would then be sold to the Fund at a higher price than its current market value. The risk involved in writing a call option is that there could be an increase in the market value of the underlying asset caused by declining interest rates or other factors. If this occurred, the option could be exercised and the underlying instrument would then be sold by the Fund at a lower price than its current market value. Purchasing and writing put and call options and, in particular, writing "uncovered" options are highly specialized activities and entail greater than ordinary investment risks. In particular, the writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. This risk is enhanced if the instrument being sold short is highly volatile. The futures instruments necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing futures instruments to satisfy the exercise of the call option can itself cause the price of the asset to rise further, sometimes by a significant amount, thereby exacerbating the loss. Accordingly, the sale of an uncovered call option could result in a loss by the Fund of all or a substantial portion of its assets. Writing, purchasing, and selling options are highly specialized activities and entail greater than ordinary investment risks. Options are also subject to the risk of nonperformance by the counterparty, or the risk to the option buyer that the writer will not buy or sell the underlying asset as agreed in the option contract.

Foreign Currency Trading Can be Volatile and Illiquid, Causing Large Losses

The General Partner will not invest the Fund's assets in retail off-exchange retail foreign currencies ("forex"), but the third party sub-advisors of the managed futures accounts, as well as the commodity pool operators of the managed futures funds, in which the Fund invests may do so on the Fund's behalf. Volatility, combined with the leverage of forex trading and of the third party sub-advisor's and managed futures funds' strategies, can cause large and sudden account fluctuations. Price movements of currencies are influenced by, among other things, climate, changing supply and demand relationships, governmental,

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agricultural, and trade strategies and policies, and national and international political and economic events, including changes in interest rates, international trade restrictions, and currency devaluations and revaluations, among others. The third party sub-advisor and commodity pool operator cannot control any of these factors. Additionally, trading in forex may at times be illiquid and an unusually wide spread may at times exist between the price at which a counterparty is willing to purchase and sell particular foreign currencies. The managed accounts and managed futures funds in which the Fund invests will generally be dependent on the price quotes at a particular broker and will not be able to avoid reliance on a single broker, unless alternate arrangements are made for access to other brokers.

PIP Spreads Can Limit Profitability

A retail forex market maker does not charge commissions or transaction fees. Instead, traders need to clear what is called a "pip spread." For most currency pairs, there is a 3 to 5 pip spread, meaning that a trader needs a position to grow at least $0.0003 to $0.0005 to break even on the transaction. Pip spreads are largely standardized across the retail forex industry. The spread is posted as the difference between the "bid" and "ask" prices for a currency pair. The pip difference between the "ask" and "bid" prices is the client's cost per transaction. The higher the leverage, the more the profit or losses that may be incurred from a 1 pip change.

Intra-Day Trading Uses Significant Leverage and Small Price Changes can Quickly Lead to Large Losses

The Fund and the managed futures funds and managed futures accounts in which it invests will often engage in intra-day trading, where positions are opened and closed during the same trading day. Due to the nature of financial leverage and the rapid returns that are possible in intra-day trading, such strategies can be highly profitable or highly unprofitable over very short periods of time. Typically, brokers allow for bigger margins for intra-day trading purposes; because of the high risk of margin use, the Fund (or the managed futures funds or managed futures accounts in which it invests) may have to exit a losing position very quickly in order to prevent a loss larger than the original investment.

Fees and Commissions Are Charged Regardless of Profitability and Will Cause Losses If Not Offset by Gains and Interest Income

The Fund is subject to substantial charges payable irrespective of profitability in addition to incentive allocations which are payable to the General Partner based on the profitability of each Limited Partner's capital account. The Fund must have gains from its investments and interest income to avoid losses. In order to break even during the first twelve months of investment, assuming an average minimum net asset value of the Fund of $50,000,000.00 during its first year of operations, capital accounts representing Class A Interests must return approximately 12.73%, capital accounts representing Class C Interests must return approximately 8.46%, and capital accounts representing Class I Interests must return approximately 6.63%.

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Deleted: 9.23

Deleted: 7.40

An Investment in the Fund is Not a Liquid Investment; Investors Remain Liable for Fund Liabilities Incurred After Submitting Withdrawal Notices but Before the calendar month-end Withdrawal Date, and You Will Not be Able to Limit Your Losses or Realize Accrued Profits Except at a calendar month-end

There is no secondary market for the Fund's Interests. While investors have withdrawal rights, withdrawals are permitted only at the end of a calendar month upon 30 days' prior written notice to the General Partner or Mutual Shareholder Services (the Fund's transfer agent) and withdrawing investors remain liable for the liabilities of the Fund and their capital accounts until they are withdrawn at calendar month-end. Transfers of the ownership of capital accounts are permitted only with the prior approval of the General Partner. Because capital accounts cannot be readily liquidated, it will not be possible for you to limit losses or realize accrued gains, if any, except at a calendar month-end in accordance with the Fund's withdrawal provisions.

Timing Constraints Associated with Limited Partners' Ability to Withdraw from the Fund may

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Cause a Limited Partner Losses

Limited Partners may make withdrawals from the Fund on a monthly basis after providing 30 days' prior written notice. At the same time, Limited Partners are provided monthly net asset value statements on the performance of the Fund and their capital account. Therefore, the 30-day timing restraint on withdrawals from the Fund make it difficult to anticipate what a Limited Partner's capital account net asset value will be at the following month-end that is at least 30 days after the date the Limited Partner gives notice. The monthly reporting period makes it difficult to ascertain the most recent net asset value figures for the Fund and the Limited Partner's capital account, possibly leading to the Limited Partner making withdrawals at inopportune times or with limited information. For example, a Limited Partner's capital account could suffer significant losses after the previous notification of net asset value but prior to the Limited Partner's withdrawal.

Lack of Liquidity in the Markets in Which the Fund Trades Could Make It Impossible to Realize Gains or Limit Losses

It is not always possible to initiate or close a futures position at the desired price due to market conditions and/or price fluctuations. For example, when the market price of a commodity futures contract reaches its daily price fluctuation limit, no trades beyond the daily price fluctuation limit can be executed. Daily price fluctuation limits are established by the exchanges and approved by the CFTC. The holder of a commodity futures contract (including the Fund or the managed futures funds and managed futures accounts in which it invests) may therefore be locked into an adverse price movement for several days or more and lose considerably more than the initial margin paid to establish a position. Another instance of difficult or impossible execution occurs in thinly traded markets or markets which lack sufficient trading liquidity. As a result, no assurance can be given that the Fund's orders or those of the managed futures funds and managed futures accounts in which it invests will be executed at or near the desired price.

Unexpected market illiquidity has caused major losses in the recent past in such sectors as emerging markets, mortgage-backed securities and other credit related instruments. There can be no assurance that the same will not happen in the futures markets generally, or in certain futures markets, at any time or from time to time. The large size of the positions the Fund may take in its managed futures accounts increases the risk of illiquidity by both making its positions more difficult to liquidate and increasing the losses incurred while trying to do so.

United States commodity exchanges impose limits over the amount the price of some, but not all, futures contracts may change on any day. If a market has moved adversely to the Fund's position and has reached the daily price limit, it may be impossible for the Fund to liquidate its position until the limit is expanded by the exchange or the contract begins to trade away from the limit price. In addition, even if futures prices have not reached the daily price limit, the Fund may not be able to execute futures trades at favorable prices if little trading in such contracts is taking place.

The Fund May Trade Extensively in Foreign Markets Which May Not Be Subject to the Same Level of Regulatory Oversight as Trading in Domestic Markets

A substantial portion of the Fund's trading program and its managed futures account trades may take place on markets or exchanges outside the United States. The risk of loss in trading foreign futures contracts and foreign options can be substantial. Non-U.S. markets may not be subject to the same degree of regulation as their U.S. counterparts. None of the CFTC, NFA, or any domestic exchange regulates activities of any foreign boards of trade or has the power to compel enforcement of the rules of a foreign board of trade or any applicable foreign laws. In addition, some foreign exchanges are "principals markets" in which performance is the responsibility only of the individual exchange member counterparty, not of the exchange or a clearing facility. In such cases, the Fund will be subject to the risk that the member with whom the Fund has traded is unable or unwilling to perform its obligations under the transaction.

Trading on foreign exchanges also presents the risk of loss due to the possible imposition of exchange controls (making it difficult or impossible for the Fund to repatriate some or all of its assets held by foreign counterparties), government expropriation of assets, taxation, government intervention in markets, limited rights in the event of bankruptcy of a foreign counterparty or exchange, and variances in foreign exchange rates between the time a position is entered and the time it is exited.

The Fund's Accounts with Futures Commission Merchants may be Improperly Segregated and are not Insured Against Loss in the Event of a Futures Commission Merchant's Bankruptcy

Under CFTC regulations, FCMs are required to maintain a client's assets in a segregated account. If a client's FCM fails to do so, the Fund or the managed futures funds and managed futures accounts in which it invests may be subject to a risk of loss of its deposited funds in the event of the FCM's bankruptcy. Although FCMs are required to segregate customer accounts pursuant to the Commodity Exchange Act, in the unlikely event of a FCM's bankruptcy, there would be no equivalent of the Securities Investors Protection Corporation insurance available.

A Counterparty to an Exchange of Physicals may Default, Resulting in Losses to the Fund

An exchange for physicals ("EFP") is a transaction in which the buyer of a cash commodity transfers to the seller a corresponding amount of long futures contracts or receives from the seller a corresponding amount of short futures at a price difference mutually agreed upon. In this way, the opposite hedges in futures of both parties are closed out simultaneously. In such a transaction, the primary risk is associated with the default of such counterparty.

If the Fund Does Not Perform in a Manner Non-Correlated with the General Financial Markets or Does Not Perform Successfully, You Will Not Obtain Any Diversification Benefits by Investing in the Fund and You May Have No Gains to Offset Your Losses from Other Investments

Historically, managed futures have been generally non-correlated to the performance of other asset classes such as stocks and bonds. Non-correlation means that there is no statistically valid relationship between the past performance of futures contracts and off-exchange retail foreign currencies on the one hand and stocks or bonds on the other hand. Non-correlation should not be confused with negative correlation, where the performance of two asset classes would be opposite each other. Because of this non-correlation, the Fund cannot be expected to be automatically profitable during unfavorable periods for the stock or bond markets, or vice versa. If the Fund does not perform in a manner non-correlated with the general financial markets or does not perform successfully, you will not obtain any diversification benefits by investing in the Fund and you may have no gains to offset your losses from other investments.

Regulatory Change Applicable to the Fund is Impossible to Predict and May be Adverse to the Fund

The futures markets are subject to comprehensive regulation. In addition, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, among other measures, suspension of trading. Market regulation in the United States is a rapidly changing area of law and is subject to modification by government and judicial action. In addition, various national governments have expressed concern regarding the need to regulate the "derivatives" markets in general. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the spot currency markets and the need to regulate the "derivatives" markets in general. The effect of any future regulatory change on the Fund is impossible to predict, but could be substantial and adverse.

The Fund's Operations Depend on Systems which are Subject to a Risk of Failure, Leading to Large Losses

The Fund depends on the General Partner and each third party sub-advisor to develop and implement appropriate systems for the Fund's activities. The Fund also depends on the each commodity pool operator to develop and implement appropriate systems for the managed futures fund's activities in which the Fund invests. In addition, certain of the Fund's, the General Partner's, and each third party sub-advisors' and managed futures funds' operations interface with or depend on systems operated by third parties, including brokers and market counterparties and their respective sub-custodians and other service providers, and the

Fund, the General Partner, and each sub-advisor and managed futures fund may not be in a position to verify the risks or reliability of such third party systems. These programs or systems may be subject to certain defects, failures or interruptions, including, but not limited to, those caused by "worms," viruses, and power failures. Any such defect or failure could have a materially adverse effect on the Fund. For example, such failures could cause settlement of trades to fail, lead to inaccurate accounting, recording, or processing of trades, and cause inaccurate reports, which may affect the Fund's ability to monitor its investment portfolio and its risks or that of the managed futures funds and managed futures accounts in which it invests. The General Partner and each sub-advisor is not liable to the Fund for losses caused by systems failures.

Trading Orders May Not be Properly Executed, Resulting in the Fund Failing to Achieve an Intended Market Position and Suffering Losses

The Fund's trading strategies, and those of the managed futures accounts and managed futures funds in which the Fund invests, depend on the ability to establish and maintain an overall market position in a combination of futures products selected by the General Partner and third party sub-advisors and commodity pool operators, respectively. The Fund's trading orders, and those of the managed futures funds and managed futures accounts in which the Fund invests, may not be executed in a timely and efficient manner due to various circumstances, including, without limitation, systems failures or human error attributable to the Principals, third party sub-advisors, commodity pool operators, brokers, agents, or other service providers. In such events, the Fund, managed futures fund, or managed futures account might only be able to acquire some, but not all, of the components of such investment, or if the overall investment were to need adjustment, the Fund, managed futures fund, or managed futures account might not be able to make such adjustment. As a result, the Fund, managed futures account, or managed futures fund would not be able to achieve the market position selected by the General Partner, third party sub-advisor, or commodity pool operator and the Fund, managed futures account, or managed futures fund might incur a loss in liquidating its position.

Stop-Loss Orders are Subject to the Risk of Execution at Prices Significantly Lower than the Price Intended in the Event of a "Flash Crash" or Similar Market Event, Resulting in Losses

A stop-loss order, also known as a sell-stop order, is designed to stop or limit a loss in the event a position moves against you. A significant risk associated with a stop-loss order is that the order may be executed on a small or temporary price reversal that can frequently occur in the normal price movement of a publicly traded asset; thereafter, the value of the asset may increase or normalize, meaning the order caused a realized loss on the position that would have been avoided if no stop loss order had been placed. Another potential risk is that the stop-loss order may be executed at a much lower level than the stop price if the market is falling rapidly, experiencing above average volatility, or undergoing a so-called "flash crash," thereby locking in a large realized loss. Along these lines, a stop-loss order has a significant limitation in that it cannot guarantee losses will not exceed the stop price; indeed, after the stop-loss order is triggered, execution of the order may only be at a price significantly below the stop price.

The Fund Will Not Engage in Hedging; Accordingly, the Fund may not be able to Limit Losses Resulting from General Market Movements

The General Partner and sub-advisors will not typically hedge the Fund's positions – either in respect of particular positions or in respect of the overall portfolio. The portfolio composition of the Fund, as well as that of the managed futures funds and managed futures accounts in which it invests, will commonly result in various directional market risks remaining unhedged. The General Partner and each third party sub-advisor and managed futures fund is not obligated to establish hedges for portfolio positions and may determine not do so.

The General Partner Analyzes Fundamental as well as available Technical Data, which do not capture all the possible risk scenarios that might emerge; These unknown Risk Factors Could Result in Losses

The General Partner's investment strategy cannot anticipate or model all possible market scenarios which can result in losses. Additionally, despite the General Partner's best risk management practices, the execution of such practices might not be timely to prevent the losses.

Speculative Position Limits May Alter Trading Decisions for the Fund's own Trading Program and that of the Managed Futures Funds and Managed Futures Accounts in which it Invests, Possibly Resulting in Loss

The CFTC has established limits on the maximum net long or net short positions which any person may hold or control in certain, primarily agricultural and grain, futures contracts. Certain accounts controlled by the General Partner, including the accounts of the Fund, may be combined for speculative position limit purposes. If positions in those accounts were to approach the level of the particular speculative position limit, the General Partner may modify the investment allocations for the Fund or the Fund may be forced to liquidate certain futures positions in its managed accounts, possibly resulting in losses.

Increases in Assets Under Management May Affect the General Partner's Investment Decisions to the Detriment of Your Investment in the Fund

The General Partner has not agreed to limit the amount of money it may manage and it is actively seeking to raise additional capital contributions for the Fund. The more assets the General Partner manages, the more difficult it may be for the Fund to implement its trading program or select managed futures accounts profitably because of the difficulty of trading larger positions without adversely affecting prices and performance. Accordingly, increases in capital under management may require the General Partner to modify its investment decisions for the Fund which could have a detrimental effect on your investment, such as decreasing gains or increasing losses.

Investors will Receive a Schedule K-1 and as a Result May Suffer Complications in Filing their Tax Returns in the Event of Delay and May Incur Additional Costs from Professional Advisors

After each calendar year each investor in the Fund will receive a Schedule K-1 reporting such investor's share of partnership tax items for income tax purposes. This form is expected to be available prior to April 15 each year following the taxable year it relates to; however, if there were a delay in making Schedule K-1's available, it could be more difficult for investors to complete their tax returns in a timely fashion. Additionally, investors who seek advice from tax advisors with respect to their Schedule K-1 may incur additional costs in the form of fees.

Investors Are Taxed Each Year Based on Their Share of Gains Attributable to the Fund; Investors Must Either Withdraw from their Capital Account to Pay Taxes or Have Other Assets Available to Do So

Investors are taxed each year on their share of Fund gains, if any, irrespective of whether they make a withdrawal from their capital account or receive any cash distributions from the Fund. All performance information included in this prospectus is presented on a pre-tax basis; investors who experience such performance may have to withdraw a portion of their investments or, otherwise, pay the related taxes from other sources.

You Could Owe Taxes on Your Share of Ordinary Income Attributable to the Fund Despite Having Suffered an Overall Loss

Investors may be required to pay tax on their share of ordinary income, from interest and gain on some foreign futures contracts, attributable to the Fund even though the Fund incurs overall losses. For non-corporate investors, capital losses can be used only to offset capital gains and $3,000 of ordinary income each year. Consequently, if a non-corporate investor were allocated $5,000 of ordinary income and $10,000

of capital losses, the investor would owe tax on $2,000 of ordinary income even though the investor would have a $5,000 loss for the year. The remaining $7,000 capital loss may be carried forward and used in subsequent years to offset capital gain and ordinary income, but subject to the same annual limitation on its deductibility against ordinary income.

Recharacterization of the Fund's Ordinary Expenses as "Investment Advisory Fees" Could Result in an Investor Owing Increased Taxes

The General Partner does not intend to treat the ordinary expenses of the Fund as "investment advisory fees" for federal income tax purposes. The General Partner believes that this is the position adopted by virtually all United States futures fund sponsors. However, were the ordinary expenses of the Fund characterized as "investment advisory fees," non-corporate taxpayers would be subject to substantial restrictions on the deductibility of those expenses, would pay increased taxes in respect of an investment in the Fund, and could actually recognize taxable income despite having incurred a financial loss.

The Failure of a Clearing Broker or Currency Dealer Could Result in Losses

The Commodity Exchange Act requires a clearing broker to segregate all funds received from customers from such broker's proprietary assets. If any of the clearing brokers used by the Fund's managed accounts fails to do so, such assets of the Fund might not be fully protected in the event of the bankruptcy of the clearing broker. Furthermore, in the event of any clearing broker's bankruptcy, the Fund would be limited to recovering only a pro rata share, which may be zero, of all available funds segregated on behalf of the clearing broker's combined customer accounts. The trading in off-exchange retail foreign currencies in the Fund's managed accounts will generally be conducted in the dealer market, which is dominated by major money center banks, not subject to the provision of the Commodity Exchange Act. As a result, the Fund does not have the protections provided by the Commodity Exchange Act in the event of the bankruptcy of a currency dealer.

The Fund Is Subject to Actual and Potential Conflicts of Interest That Could Result in Losses for the Fund

The Fund is subject to numerous actual and potential conflicts of interest, including: (1) the proprietary investment strategy of the General Partner or its principals or of the Fund's clearing brokers and their affiliates and personnel may increase competition for positions sought to be entered by the Fund, making it more difficult for the Fund to enter positions at favorable prices; and (2) the compensation that the selling agents receive gives them an incentive to promote the sale of the Fund's Interests as well as to discourage withdrawals. See "Conflicts of Interest." Investors should note that the selling agents will be deemed statutory underwriters of the Fund. As of the date of this Prospectus, U.S. Financial Investments, Inc. (CRD# 120804) has been retained as a selling agent by the General Partner.

Because the General Partner has not established any formal procedures for resolving conflicts of interest and because there is no independent control over how conflicts of interest are resolved, you will be dependent on the good faith of the parties with conflicts to resolve the conflicts equitably. The General Partner cannot assure that conflicts of interest will not result in losses for the Fund.

No Independent Experts Represented the Interests of Investors; You Must Rely on Your Own Professional Advisors with Respect to an Investment in the Fund

The General Partner has consulted with counsel, accountants, and other experts regarding the formation and operation of the Fund. No counsel has been appointed to represent the Limited Partners in connection with the offering of the Fund's Interests. Accordingly, each prospective investor should consult his own legal, tax, and financial advisers with respect to an investment in the Fund.

You Will Be Relying on the General Partner Alone to Direct the Fund's Trading Program and Select Managed Futures Funds and Managed Futures Accounts in which the Fund Invests

The Fund is structured as a multi-advisor fund to attempt to control risk and reduce volatility through

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Deleted: no selling agents have

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combining advisors whose historical performance records have exhibited a significant degree of non-correlation with each other. However, the General Partner will have sole authority to select such other advisors on the Fund's behalf by constructing a portfolio of managed futures funds and managed futures accounts in which the Fund invests.

The incapacity of one or more of the General Partner's principals could have a material and adverse effect on its ability to discharge its obligations under the Agreement of Limited Partnership. Additionally, the General Partner may withdraw as general partner with respect to the Fund, upon 90 days' notice, which would cause the Fund to terminate unless a substitute general partner was obtained. Neither the General Partner nor its principals are under any obligation to devote a minimum amount of time to the operation of the Fund.

The Fund's Operations Depend Heavily on Key Personnel; Any Loss of Key Personnel Could Disrupt the Fund's Activities

The General Partner relies heavily on key personnel to conduct the day-to-day operations of the Fund, including Monty Agarwal, Mark Stephan, Cheryl Nyusa, and Zinovia Spezakis. In the event that the General Partner's key personnel retire, die, or become incompetent or disable (i.e., unable by reason of disease, illness, or injury to perform their respective functions on behalf of the General Partner), the Fund may be unable to manage its assets or identify suitable investments. Furthermore, there is no guarantee that the General Partner would be able to identify suitable personnel to replace the above persons in the even they could no longer render their services to the General Partner.

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The Fund may be Unable to Hire Third Party Sub-Advisors or Traders with the Type of Experience Necessary to Complete the Fund's Business Model, Reducing the Fund's Potential for Profitability

Deleted: The Fund Has Not Identified Any Third Party Sub-Advisors, Managed Futures Funds, or Selling Agents and may be Unable to Do So, Limiting the Fund's Performance¶
As of the date of this Prospectus, the General Partner has not retained any third party sub-advisors, managed futures funds, or selling agents on the Fund's behalf, although the General Partner has begun to identify potential third party sub-advisors and managed futures funds. If the General Partner is unable to identify such persons, the Fund's trading strategies may not preform as expected and the Fund may be unable to obtain a critical mass in capital contributions from Limited Partners, thereby limiting the Fund's potential for profitability. The Fund will not commence operations prior to reaching a capitalization of $5,000,000. At such time, the Fund will retain third party trading advisors and managed futures funds and commence operations as soon as reasonably practicable. In the meantime, all proceeds from the offering will be deposited in the Fund's account at Huntington National Bank. ¶

The Fund may be unable to hire third party sub-advisors or traders with the type of experience necessary to complete the Fund's business model as currently contemplated by the General Partner. In such a case, the Fund's potential for profitability would be severely limited, as the Fund would not be able to develop its trading program to the extent anticipated by the General Partner. Additionally, the hiring of less than top-tier or less well-known third party sub-advisors or traders may also limit the Fund's performance.

The Fund Is Not a Regulated Investment Company or Mutual Fund and You Will Not Have the Investor Protections Afforded Those Investment Vehicles

The Fund is not an investment company subject to the Investment Company Act of 1940. Accordingly, you do not have the protections afforded by that statute which, for example, requires investment companies to have a majority of disinterested directors and regulates the relationship between the adviser and the investment company.

The Fund Is a Limited Partnership and Limited Partners will have no Voting Rights except in Limited Circumstances

The Fund has been organized as a limited partnership and the General Partner is solely responsible for conducting or delegating responsibility for all of the Fund's operational and investment activities. Accordingly, Limited Partners have no right to participate in the management of the Fund and will not be given an opportunity to evaluate or select any of the Fund's investments or strategies. Furthermore, Limited Partners will not have voting rights similar to those of shareholders of a publicly-traded corporation; instead, Limited Partners will only be able to vote in those limited circumstances described in the Partnership Agreement.

The Fund Is an "Emerging Growth Company" under the JOBS Act of 2012 and, accordingly, the Fund will be subject to Reduced Disclosure Requirements

The Fund is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"), and the Fund may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies"

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including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 as well as reduced disclosure obligations regarding executive compensation in the Fund's periodic reports under Section 14A(a) and (b) of the Securities Exchange Act of 1934. In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain new or revised accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies. The Fund has chosen to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. As a result, the Fund's financial statements may not be comparable to those of companies that comply with public company effective dates. The Fund will remain an "emerging growth company" for up to five years, although the Fund will lose that status sooner if its revenues exceed $1 billion, if the Fund issues more than $1 billion in non-convertible debt in a three year period, or if the market value of the Fund's Interests held by non-affiliates exceeds $700 million as of any May 30.

There may be Deficiencies with the Fund's Internal Controls that require improvements, and if the Fund is unable to adequately evaluate Internal Controls, the Fund may be subject to Sanction by the SEC

The Fund is exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404(a) of the Sarbanes-Oxley Act of 2002. As a smaller reporting company and emerging growth company, the Fund will not be required to provide a report on the effectiveness of its internal controls over financial reporting until the Fund's second annual report, and the Fund will be exempt from the auditor attestation requirements concerning any such report so long as the Fund is an emerging growth company or a smaller reporting company. The Fund has not yet evaluated whether its internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in the Fund's internal controls or reported financial statements as compared to issuers that have conducted such evaluations. If the Fund is not able to meet the requirements of Section 404(a) in a timely manner or with adequate compliance, the Fund might be subject to sanctions or investigation by regulatory authorities, such as the SEC.

MA CAPITAL MANAGEMENT, LLC

Description

MA Capital Management, LLC ("MACM") is the general partner and commodity pool operator of the Fund. The General Partner is a Florida limited liability company organized on May 15, 2009 with its offices located at 4440 PGA Boulevard, Suite 600, Palm Beach Gardens, FL 33410, and its telephone number is (561) 623-5310. Most of the Fund's books and records are maintained at this location; certain other books and records will be kept at the office of the Fund's administrator, NAV Consulting, at 2625 Butterfield Road, Suite 208W, Oak Brook, IL 60523. The General Partner has 3 major businesses. They are:

1. MACM advises the Fund by directing its trading program and selecting third party sub-advisers and managed futures funds in which the Fund invests.

2. MACM advises other clients as a commodity trading advisor. This business is based on MACM's Predator Trading program, is a tool set used for trading futures in various market sectors.

3. MACM's other business is providing market and economic analysis on global markets through financial newsletters and its website in an effort to educate the investing public.

The General Partner has been registered with the CFTC as a commodity trading adviser since August 17, 2010 and has been registered with the CFTC as a commodity pool operator since October 31, 2011. The General Partner has also been a member of the NFA since August 17, 2010. The General Partner's NFA identification number is 0413021. As of the date of this Prospectus, the Fund's assets are limited to those contributed by the General Partner and the initial Limited Partner.

Pursuant to the Agreement of Limited Partnership, the General Partner has the sole authority and responsibility for implementing the Fund's trading program as well as selecting the managed futures funds and managed futures accounts in which the Fund invests. Third party sub-advisors will direct the trading programs and activities of the managed futures accounts in which the Fund invests and third party commodity pool operators will manage the managed futures funds in which the Fund invests.

The principals of the General Partner are Monty Agarwal, Mark Stephan, Cheryl Nyusa, and Zinovia Spezakis. Mr. Agarwal is responsible for the firm's investment decisions through the implementation of the General Partner's fundamental investment analysis. The principals of the General Partner will make capital contributions personally. Mr. Agarwal has made an initial capital contribution of $3,000 to the Fund as of the date of this Prospectus. The backgrounds of the principals of the General Partner are set forth below.

Monty Agarwal, age 44, is the General Partner's founder, Managing Partner, and 49% owner.

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Mr. Agarwal has over 16 years of experience in trading, managing traders, and risk management at Wall Street banks and hedge funds. Monty Agarwal holds a Bachelor's degree in Computer Science and Engineering from University of Pennsylvania (1990) and an MBA degree, with concentrations in Finance and Business Economics, from the University of Chicago, Booth School of Business (1996).

Monty Agarwal is also the author of *The Future of Hedge Fund Investing: A Regulatory and Structural Solution for a Fallen Industry* (Wiley & Sons, 2009).

Mr. Agarwal's business background is listed as follows:

Monty Agarwal has served as the Managing Partner of the General Partner since May 15, 2009, and Mr. Agarwal is responsible for making all investment and trading decisions on behalf of the General Partner. Mr. Agarwal has been a listed Principal of the General Partner since August 17, 2010 and has been registered as an Associated Person of the General Partner with the CFTC since August 17, 2010.

January 2003 – April 2009: Mr. Agarwal was the managing partner of Predator Capital Management, LLC based in Palm Beach Gardens, Florida. Predator Capital Management, LLC was registered as a CPO and a

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CTA with the CFTC from 9/22/2003 to 4/30/2009. Predator Capital Management, LLC's NFA identification number is 0331466. Monty Agarwal was registered as a Principal and as an Associated Member of the firm from 9/22/2003 to 4/30/2009. Predator Capital Management, LLC was an investment advisor to the Predator Global Master Fund, an Asia-focused relative value hedge fund. Predator Global Master Fund was nominated as the Best New Asian Hedge Fund and Best Asian Relative Value Hedge Fund, 2005 by Eurekahedge and Terrapinn. Mr. Agarwal was the Chief Investment Officer and in that capacity was responsible for all investment decisions at Predator Capital Management, LLC.

October 2006 – January 2008: Mr. Agarwal was a portfolio manager at AVM, LP. AVM is based in Boca Raton, Florida and is an investment advisor to the III Funds, which are relative value hedge funds. Mr. Agarwal was in charge of making all investment decisions for an Asia focused relative value strategy for the III Funds.

October 1999 – December 2002: Mr. Agarwal was the Managing Director and head of interest rate derivatives trading, Asia Pacific for BNP Paribas, Singapore. BNP Paribas is a multi-national investment bank with capital market activities around the world. In this capacity, Mr. Agarwal was responsible for all trading activities for the interest rate derivatives department for all of Asia Pacific, while managing a group of 17 traders.

September 1998 – September 1999: Mr. Agarwal worked as an Associate Director for Barclays Capital in Tokyo, Japan. Barclays Capital is a multi-national investment bank with capital market activities around the world. In this capacity, Mr. Agarwal was responsible for all trading activities for the interest rate derivatives department for all of Asia Pacific.

September 1997 – August 1998: Mr. Agarwal worked as an Associate for Bankers Trust in New York as well as in Hong Kong. Bankers trust was a multi-national investment bank with capital market activities around the world. In this capacity, Mr. Agarwal was responsible for trading currency options across all Asian countries.

The past performance disclosures of Mr. Agarwal may be found beginning on page 13.

Mark Stephan, age 42 is a partner, 25% owner, and the portfolio manager of the General Partner.

As portfolio manager, Mr. Stephan in charge of the portfolio construction for the Fund. He will be working closely with Mr. Agarwal in determining the asset allocation of the Fund and its continued monitoring. Mark Stephan has been with the General Partner since December 2008 and has served as the portfolio manager of the General Partner since January, 2012. Mr. Stephan has been a listed Principal of the General Partner since April 11, 2012 and has been registered as an Associated Person and Forex Associated Person of the General Partner since September 10, 2012.

Mr. Stephan has extensive experience trading derivatives and managing teams of traders covering proprietary trading and book-running functions across various equity strategies.

Mr. Stephan has traded and managed equity derivative desks as an Associate and Head of Asian Equity Index Trading at Bankers Trust (January 1994 through June 1998), as a Director and Head of Asian Equity at Barclays Capital (July 1998 through April 2004) and, most recently, as a Managing Director and Head of Japan Equity Derivative Trading at Deutsche Bank (May 2004 through November 2008). At Deutsche Bank, Mr. Stephen was also appointed to the Deutsche Bank Equity Derivative Global Management Committee in 2008.

Mr. Stephan holds Bachelor's degrees in economics, finance and accounting from Wilfrid Laurier University, Canada (1994).

The past performance disclosures of Mr. Stephan may be found beginning on page 13.

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Cheryl Nyusa, age 41 is a partner, 5% owner, the Chief Operating Officer, and Chief Compliance Officer of the General Partner. As COO and CCO, Ms. Nyusa is responsible for overseeing the operations of the General Partner and ensuring compliance with the rules and regulations of various regulatory bodies, including financial reporting. Ms. Nyusa will not oversee or participate in the trading activities of the General Partner. Ms. Nyusa has been a listed Principal of the General Partner since May 15, 2012.

Ms. Nyusa has over 17 years' experience ranging from providing services in public accounting and auditing to senior management positions in the industry. From August 2009 until the present, Ms. Nyusa has been with The Basics and Beyond, an accounting and advisory consulting services firm, where as a Principal Ms. Nyusa has provided the firm's clients with practical professional accounting and auditing solutions. Prior to joining The Basics and Beyond, from October 2004 until August 2009, Ms. Nyusa was with Magnussen Home, which provides furniture distribution worldwide, where she served as Vice President of Finance and Administration, with responsibilities including oversight of the internal accounting practices of the firm. Earlier experience includes her position as a Corporate Controller with Virtek Vision International Inc., a research and development company that produces laser systems for precision laser-based templating, inspection, and CNC manufacturing solutions, from October 2001 until September 2004, as a District Controller with United Rental of Canada, Inc., an equipment rental company that serves both the industrial and commercial segments with rental and sales of equipment, merchandise and training, from September 2000 until October 2001, and as an Audit Manager with Ernst & Young, LLP, a multinational professional service and accounting firm, from September 1994 until September 2000.

Ms. Nyusa holds a Bachelor's degree in business administration from Wilfrid Laurier University, Canada (1994) and a chartered accountant designation from The Institute of Chartered Accountants of Ontario, Canada (1997).

The past performance disclosures of Ms. Nyusa may be found beginning on page 13.

Zinovia Spezakis, age 42 is a partner, 21% owner, and the Chief Marketing Officer of the General Partner. Ms. Spezakis has been a listed Principal of the General Partner since January 14, 2013.

Ms. Spezakis has over 18 years' of experience in investment operations, portfolio management, and marketing at major investment managers and Wall Street firms. Ms. Spezakis holds a Bachelor's degree in Economics and Government from Cornell University (1991) and a MBA with concentrations in Finance and Business Economics, from the University of Chicago, Booth School of Business (1996). Most recently, from January 2007 until June 2008, Ms. Spezakis served as the Managing Director and Director of Operations and Risk Management of Allianz Global Investors Funds Distributors. During this time, Ms. Spezakis held responsibility for daily operations and risk management of $130 Billion in assets across mutual funds and managed accounts, overseeing business management of the investment advisor, including all operations, budgetary direction and control, planning, contract negotiations, sub-advisor relationships, product implementation, trading, legal, compliance, and technology. She worked directly with major clientele, planning, building, and delivering value to customers, and partners, as well as enhancing profitability of existing client relationships through process improvement. Previously at Allianz, from September 2001 until June 2008, Ms. Spezakis served as Managing Director and Chief Operating Officer of Allianz Global Investors Managed Accounts, a $34 Billion advisor responsible for multiple aspects of business, managing the operations consolidation of five independent subsidiaries including technology, trading desks, and human resource reallocations, as well as legal and compliance work. She identified and eliminated 50 unprofitable managed account relationships, increasing efficiencies and scale, and negotiated, implemented, and operationally maintained distribution channels with financial intermediaries. During this period, Ms. Spezakis led investment operations and trading desk, with annual equity volume of over $20 Billion, and she held Series 7, 24, and 65 FINRA licenses. From August 1999 until August 2001, Ms. Spezakis served as Vice President for Online Distribution at PIMCO Funds, where she held responsibility for the company's website as well as establishing selling agreements for the distribution of the D-class (no load share class) of their funds. From July 1998 until July 1999, Ms. Spezakis served as Vice President of Market for Robert R. Meredith & Company, a boutique investment adviser specializing

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in municipal bond management. Her duties included sales and marketing and was also responsible for structure products, negotiating hedges for large restricted stock positions on behalf of clients with various investment banks. From July 1996 until June 1998, Ms. Spezakis served as an Associate in Morgan Stanley's Private Client Services where she was part of a brokerage team and was responsible for lead generation and structured products. Finally, from June 1991 until July 1994, Ms. Spezakis served as an Assistant Vice President at Chase Manhattan Private Banking where she was part of a portfolio management team and her responsibilities included investing trust accounts.

Security Ownership of Management

Monty Agarwal is the sole management investor in the Fund as of the date of this Prospectus.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
MA Managed Futures Fund, LP limited partnership interests	Monty Agarwal	$3,000 invested in Fund as a limited partner	Current: 100% If entire offering is sold: 0.006%

Legal Matters

No legal proceedings have occurred over the past ten years involving the General Partner's executive officers ("persons") that would be material to an evaluation of the ability or integrity of such persons. Such legal proceedings include, but are not limited to: bankruptcy proceedings (including entities over which the person(s) had responsibility; criminal proceedings (but not including traffic violations and other minor offenses); certain orders, judgments and decrees enjoining or limiting such persons from certain activities involving securities and commodities, among other business activities; any finding by a court or the CFTC in a civil action that the person violated Federal or State securities or commodities laws; any Federal or State judicial or administrative order, judgment, decree, or finding relating to an alleged violation of any Federal or State securities or commodities law or regulation or any law or regulation respecting financial institutions or insurance companies including an injunction, order of restitution, civil money penalty or cease-and-desist order, or any law or regulation prohibiting mail or wire fraud in connection with a business entity; or a sanction or order of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

THE FOLLOWING MATERIAL IS PROMOTIONAL AND SPECULATIVE, RATHER THAN FACTUAL. THEREFORE, THE FOLLOWING MATERIAL IS SOLELY THE OPINION OF MANAGEMENT. THERE CAN BE NO GUARANTEES THAT PROMOTIONAL AND SPECULATIVE STATEMENTS THAT FOLLOW WILL PROVE TRUE OR THAT THE OBJECTIVES OF THE FUND WILL BE ACHIEVED.

Investment Objective

The primary investment objective of MA Managed Futures Fund, LP is to achieve positive returns for its investors under all market conditions, regardless of the general direction of any particular market (NOTE: the General Partner cannot guarantee positive returns for investors under all market conditions and cannot provide any basis to expect such results). MA Capital Management, LLC, the general partner of the Fund, plans to achieve the Fund's objective by utilizing its expertise in picking a portfolio of managed futures strategies and utilizing a dynamic allocation and risk management methodology. The Fund will invest in exchange-traded futures contracts, options on futures, and off-exchange retail foreign currencies. The Fund will not invest in forward, swap, or other derivative contracts (excepting forward currency contracts) and, likewise, the third party sub-advisors and commodity pool operators of the managed futures accounts and managed futures funds in which the Fund invests will be prohibited from investing in forward, swap or other derivate contracts (excepting forward currency contracts).

The General Partner is run by Mr. Monty Agarwal. Mr. Agarwal has over 16 years of experience as a trader and a hedge fund manager trading futures, options, and other derivatives. Mr. Agarwal possesses the requisite skills required to perform the necessary due diligence on managed futures strategies executed by the third party sub-advisors and commodity pool operators of the various managed futures accounts and managed futures funds to construct a superior alpha-producing portfolio. Mr. Agarwal authored the book "*The Future of Hedge Fund Investing*" (Wiley, '09), which deals with this subject matter. In early 2011 this book, given its global popularity and appeal, was translated and published in Mandarin Chinese as well. MA Managed Futures Fund, LP will be managed according to the philosophies laid out in *The Future of Hedge Fund Investing*, which are summarized below.

Investment Strategy as described in *The Future of Hedge Fund Investing*

The General Partner's investment strategy is based on the philosophy, "run a multi-strategy fund like a Wall Street proprietary trading desk" as set forth in *The Future of Hedge Fund Investing*. The General Partner's executive committee is composed of Mr. Agarwal and Mr. Stephan, senior traders who have amassed years of experience on Wall Street trading desks first, by trading various strategies, and second, by managing other traders who have run these strategies as well.

As described in *The Future of Hedge Fund Investing*, the strategy involves hiring the best available trading talent, either to work in-house or as external sub-advisors. This is then complemented by a dynamic approach to diversification, leverage, and risk management.

This approach of a multi-strategy fund that is actually run by professional traders and not asset gatherers is the theme of Mr. Agarwal's book, *The Future of Hedge Fund Investing* but also the core principle guiding this Fund.

The General Partner anticipates that approximately 90% of the Fund's assets will ultimately be managed by third party sub-advisors and invested in managed futures funds. This part of the General Partner's strategy involves retaining the best available trading talent to work as external sub-advisors on the Fund's behalf. The General Partner anticipates that once the Fund begins to commence operations, it will typically retain seven to twelve third party sub-advisors and managed futures funds at any given time. Additionally, the Fund will not allocate more than twenty-five percent (25%) of its assets to any particular sub-adviser or managed futures fund at any time. If, due to gains by a particular sub-adviser or managed futures fund or due to losses by the Fund elsewhere, a sub-adviser or managed futures fund has more than twenty-five percent (25%) of the Fund's assets, the General Partner will redistribute such assets so that the sub-adviser or managed futures fund does not have more than twenty-five percent (25%). Allocation of the Fund's assets among sub-advisers and managed futures funds will be determined by the General Partner primarily by gauging the overall portfolio of positions of each sub-advisor and managed futures fund and the correlation of returns amongst all sub-advisors' and managed futures funds' strategies and portfolios. Generally speaking, the General Partner will not redistribute the Fund's assets to sub-advisers who have generated losses for the Fund for the purpose of maintaining any strict allocation ratio amongst sub-advisors. The modification of asset allocations amongst sub-advisors will not change the calculation of "new appreciation" for purposes of the General Partner's Incentive Allocation, as "new appreciation" takes into account unrealized, as well as realized, gains and losses. The General Partner will typically be able to quickly modify the Fund's allocations amongst sub-advisors, as there will be no withdrawal restrictions on the Fund's managed futures accounts and the General Partner will negotiate an up-front waiver of any withdrawal restrictions of any managed futures funds on the Fund's behalf. Therefore, there will be no adverse impact to the Fund of reallocating assets away from a sub-advisor that is in a loss position other than such existing losses, whether realized or unrealized. Sub-advisors will be monitored by the General Partner on a daily basis.

The remainder of the Fund's assets, approximately 10%, will be managed in house by the General Partner and invested in various futures and related investments. Critical to the success of the Fund will also be the

General Partner's dynamic approach to diversification, leverage, and risk management.

The General Partner and the sub-advisors will not utilize margin to pursue the Fund's investment program. At any given time, the General Partner anticipates that approximately five percent (5%) of the Fund's assets not managed by third party sub-advisors or invested in managed futures funds will be maintained in cash or cash equivalents.

Following closely the approach taken in *The Future of Hedge Fund Investing*, the 4 core principles of the Fund's strategy are as follows: trader selection, strategy selection, diversification, and risk management. Each are explained below in further detail as described originally in *The Future of Hedge Fund Investing*:

1. Trader Selection

   The third party sub-advisors and commodity pool operators selected by the General Partner will be judged on their educational as well as trading backgrounds. The General Partner will strive to pick traders that possess the requisite education from the best global universities. They would have some length of work experience in their field of expertise with a verifiable track record. This track record would demonstrate true alpha generation in all market environments, as well as strong risk discipline based on various proprietary metrics. The General Partner will utilize its vast experience in hiring traders at some of the largest banks in the world in pursuit of the success of this step.

   In addition to the above requirements, when the General Partner hires external traders to manage some of the Fund's capital, they would have to meet the following inviolable requirements (as laid out in Mr. Agarwal's book, *The Future of Hedge Fund Investing*): an independent custodian; an independent auditor; independent prime brokers and futures commission merchants, and; an independent administrator responsible for calculating the net asset value of the Fund and each capital account therein.

2. Strategy Selection

   The General Partner will select only those strategies that are at least 90% systematic by nature. In the General Partner's experience, strategies that are systematic lend themselves to be free of human emotional intervention and their historical performance is useful in projecting an educated expectation of future possible performance.

3. Diversification

   The General Partner classifies market movements under 3 categories: trending market, volatility shock, and a directionless, noisy market. The General partner will diversify the portfolio of the Fund across strategies that work well in these 3 types of markets. Some examples of such strategies that would work in the described market conditions are: trend following; mean reversion; pattern recognition; positive carry, and; arbitrage. To provide additional diversification, the General Partner will look at strategies which vary by holding period, ranging from a few seconds to a few weeks. The General Partner's research has shown that constructing a portfolio in this manner creates true diversification. Additionally, portfolio diversification and returns will be enhanced by dynamically changing the allocation to these strategies based on the General Partner's volatility and correlation matrices.

4. Risk Management

   The General Partner will assess all third party sub-advisors and commodity pool operators on a multi-tiered risk level, where the General Partner looks at the sub-advisor's position level risk, daily, monthly, and yearly maximum drawdowns, and any risk limits placed into the sub-advisor's programs by design. Furthermore, the Fund's portfolio will take a very dynamic approach to allocating capital across the various strategies as well as sub-advisors to attempt to capture maximum alpha based on the prevailing market cycles. Finally, to ensure operational security of capital as well as transparency, as far as possible, the General Partner will make investments with sub-advisors through managed futures accounts to ensure complete daily transparency as well as

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Deleted: The General Partner also anticipates that the Fund's brokers will require a level of margin to equity of at least 5 to 1, or 20%, and that approximately seventy percent (70%) of the Fund's assets will be deposited as margin with the sub-advisors at any given time. As the Fund will use up to 200% notional funding, this implies futures margins for the Fund of up to 40% of notional funding or a margin to equity ratio of 2.5 or higher. By utilizing leverage, the Fund is inherently able to leverage the dollar value of the futures contracts traded by the Fund; accordingly, the operating profit or loss of the Fund will increase due to the increase in its dollar value of trading. As a result of this leveraging, even a small adverse movement in the price of a contract could cause the Fund major and immediate losses. Like other leveraged investments, any trade may result in losses in excess of the amount invested. To attempt to mitigate the potential downside risk, the General Partner will monitor risk measures such as downside volatility and the Fund's equity ratio.

operational control over the Fund's capital.

The futures contracts the Fund will trade will consist of 8 asset classes: stock indices (United States: S&P 500, Nasdaq 100, Dow Jones; European: DAX, CAC 40, FTSE; and Asia: Hang Seng, Nikkei), bonds (US Treasury bonds, Australian bonds, UK bonds, etc.), currencies (Euro, British Pound, Swiss Franc, Japanese Yen, Australian Dollar, Turkish Lira), real estate (Case-Shiller Home Index), energy (crude oil, natural gas, heating oil, coal, electricity, ethanol, etc.), metals (gold, silver, platinum, copper, aluminum, zinc, nickel, uranium, etc.), weather (temperature, hurricanes, snowfall, rainfall), and agricultural commodities (orange juice, coffee, cotton, sugar, cocoa, wheat, corn, soybeans, rapeseed, rice, palm oil, live cattle, lean hogs, rubber, etc.). The Fund will not trade futures contracts for individual securities.

When investing in futures contracts, the Fund will utilize United States futures markets, including: the Chicago Mercantile Exchange (CME); the Chicago Board of Trade (CBOT); the Commodity Exchange (COMEX); and the New York Mercantile Exchange (NYMEX).

The investment methods, systems, and money management techniques employed by the General Partner are proprietary and confidential. The foregoing description is general and is not intended to be complete. Despite its best efforts, there can be no assurance that the General Partner's investment program will succeed in its stated objectives.

Further Information

At any time, approximately 100% of the Fund's assets will be held in segregation with one or more futures commission merchants ("FCMs") to trade in futures, options on futures, foreign currencies, and related futures and commodities instruments (such trading activities either conducted by the General Partner or by a third party advisor or managed futures fund selected by the General Partner).

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The General Partner and the Fund's third party sub-advisors and managed futures funds will employ leverage as part of the Fund's investment program. The Fund will take some positions that theoretically have unlimited loss potential, such as naked call positions, and there is no absolute limit to the amount of leverage the Fund may use. Commodity futures and short option contracts have a low margin requirement which provides for a large amount of leverage. Therefore, a relatively small change in the market price of a commodity contract can produce a corresponding large profit or loss. Accordingly, the use of leverage carries significant risks and investors should review carefully the relevant sections under "Principal Risk Factors," below.

Commodity interests traded by the Fund may be listed on regulated exchange markets in the United States subject to pertinent federal and state regulations or may be listed on foreign exchanges. Custody of the Fund's commodity interests will be held by one or more FCMs through which commodity interests will be traded. The Fund will not retain an introducing broker. Jurisdiction over the FCM is held by the United States Commodity Futures Trading Commission and the National Futures Association, a self-regulatory organization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PROSPECTIVE OPERATIONS

Prospective Operations

MA Managed Futures Fund, LP was organized on October 26, 2011 under the Delaware Revised Uniform Limited Partnership Act. The Fund is a speculative commodity pool which will implement its own futures trading program managed by the General Partner as well as invest in a number of managed futures funds and managed futures accounts selected by the General Partner and managed by third party commodity pool operators and sub-advisors. The Fund's trading program and the managed futures funds and managed futures accounts in which it invests will trade and invest in a wide array of futures products.

The General Partner's selection of third party commodity pool operators and sub-advisors and their trading programs for their managed futures funds and managed futures accounts is based on the General

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Partner's fundamental analysis of such commodity pool operators and sub-advisors and their futures trading programs and strategies.

The success of the Fund will depend on 1) the ability of the General Partner to implement the Fund's trading program as well as identify and select profitable third party sub-advisors and managed futures funds, and 2) the ability of the General Partner and such third party sub-advisors and managed futures funds to successfully implement their respective futures trading programs to recognize and capitalize on price trends in different sectors of the global capital and commodity markets. There is no way to predict how the Fund's trading program or portfolio of managed futures funds and managed futures accounts will perform in the future, and if the Fund does not perform successfully, investors may lose all or substantially all of their investment. As of the date of this Prospectus, neither the Fund nor the General Partner has retained any third party sub-advisors or selected any managed futures fund.

Capital Resources

The Fund will raise capital only through capital contributions pursuant to the initial and continuing offering and does not intend to raise any capital through borrowings. Due to the nature of the Fund's business, it will make no capital expenditures and will have no capital assets which are not operating capital or assets.

Liquidity

Most United States commodity exchanges limit fluctuations in futures contracts prices during a single day by regulations referred to as "daily price fluctuation limits" or "daily limits." During a single trading day, no trades may be executed at prices beyond the daily limit. This may affect the ability of the Fund or the managed futures funds and managed futures accounts in which the Fund invests to initiate new positions or close existing ones or may prevent them from having orders executed. Futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund or the managed futures funds or managed futures accounts in which the Fund invests from promptly liquidating unfavorable positions and subject the Fund to substantial losses, which could exceed the margin initially committed to such trades. In addition, even if futures prices have not moved the daily limit, the Fund or the managed futures funds or managed futures accounts in which the Fund invests may not be able to execute futures trades at favorable prices if little trading in such contracts is taking place. Other than these limitations on liquidity, which are inherent in the futures trading operations of the Fund and the managed futures funds and managed futures accounts in which the Fund will invest, the assets of the Fund or such managed futures funds and managed futures accounts are expected to be highly liquid.

Financial Instrument Risk

In the normal course of its business, the Fund and the managed futures funds it invests in will be parties to financial instruments with off-balance sheet risk, including exchange traded futures contracts. The term "off-balance sheet risk" refers to an unrecorded potential liability that, even though it does not appear on the balance sheet, may result in a future obligation or loss. These financial instruments may be traded on an exchange or over- the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts will not be traded by the Fund.

Market risk is the potential for changes in the value of the financial instruments to be traded by the Fund or by the managed futures funds and managed futures accounts in which the Fund invests due to market changes. In entering into these contracts, there exists a market risk that such contracts may be significantly influenced by conditions, such as interest rate volatility, resulting in such contracts being less valuable. If the markets should move against all open positions at the same time, and if the General Partner, third party sub-advisor, or managed futures fund was unable to offset such positions, the Fund could experience substantial losses.

In addition to market risk, in entering into futures contracts and off-exchange retail foreign currency transactions there is a risk that a counterparty will not perform according to the terms of a contract entered into with the Fund or a managed futures fund or managed futures account in which the Fund invests, that is,

credit risk. Credit risk with respect to exchange-traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Fund's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of assets and liabilities and not represented by the contract or notional amounts of the instruments. The Fund has credit risk and concentration risk with respect to the brokers and dealers through which the Fund and the third party sub-advisors and managed futures funds conduct their operations.

The General Partner will monitor and attempt to control risk exposure on a daily basis through financial, credit, and risk management monitoring systems and, typically, the third party sub-advisors and managed futures funds selected by the General Partner will do so as well; however, they have no contractual obligation to do so and, regardless, there is no guarantee that they will be successful in doing so.

Off-Balance Sheet Arrangements

The Fund will not engage in off-balance sheet arrangements with other entities.

Contractual Obligations

The Fund will not enter into contractual obligations or commercial commitments to make future payments of a type that would be typical for an operating company. The Fund's sole business will be implementing its trading program and investing in managed futures funds and managed futures accounts which trade futures contracts, options on futures, and off-exchange retail foreign currencies. All such contracts are settled by offset, not delivery. Substantially all such contracts will be for settlement within four months of the trade date and substantially all such contracts will be held by the Fund or the managed futures fund for less than four months before being offset or rolled over into new contracts with similar maturities. The financial statements of the Fund will present a condensed schedule of investments setting forth net unrealized appreciation (depreciation) of the Fund's open futures contracts at the end of the reporting period for which such statements are prepared.

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Critical Accounting Policies — Valuation of the Fund's Positions

The Fund's financial statements will be presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the use of certain estimates made by the Fund's management. The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification), is the single source of U.S. GAAP. The General Partner believes that the accounting policies that will be most critical to the Fund's financial condition and results of operations relate to the valuation of the Fund's investments, which will consist of exchange-traded futures contracts, off-exchange retail foreign currencies, and investments in other managed futures funds.

Fair value, as defined in the *Fair Value Measurements and Disclosures* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurements and Disclosures* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). If the inputs used to measure a financial instrument fall within different levels of the fair value hierarchy, the categorization is based on the lowest level input that is significant to the measurement of that financial instrument. The Fund recognizes transfers between fair value hierarchy levels at the beginning of the reporting period.

Futures contracts and options on futures contracts are stated at fair value using the primary exchange's closing price. Such fair value estimates are categorized as Level 1 fair value measurements. Forward currency contracts are stated at fair value using published daily settlement prices or at dealers' quotes. Such fair value estimates are categorized as Level 2 fair value estimates. Unrealized gains or losses on open futures contracts and forward currency contracts represent the difference between contract trade price and fair value. Any change in net unrealized gain or loss from the preceding period is reported in the

statement of operations. Gains or losses on futures contracts, options on futures contracts and forward currency contracts are realized when such contracts are liquidated.

Investments in other managed futures funds, if any, will be reported in the Fund's statement of financial condition at fair value. Fair value ordinarily represents the Fund's proportionate share of each other managed futures fund's net asset value determined for each managed futures fund in accordance with such managed futures fund's valuation policies and reported at the time of the Fund's valuation by the management of the managed futures fund. Generally, the fair value of the Fund's investment in another managed futures fund represents the amount that the Fund could reasonably expect to receive from such managed futures fund if the Fund's investment was redeemed at the time of the valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. The Fund will record its proportionate share of other managed futures funds' income or loss in the statement of operations.

The *Fair Value Measurements and Disclosures* Topic of the Codification provides that if the Fund has the ability to redeem its investment in another managed futures fund at net asset value at the measurement date, the investment shall be categorized as a Level 2 fair value measurement, and if the Fund cannot redeem its investment in another managed futures fund at net asset value at the measurement date but the investment may be redeemable at a future date, the Fund must consider the length of time until the investment will be redeemable in determining whether it will be categorized as a Level 2 or Level 3 fair value measurement.

The General Partner anticipates that NAV Consulting, Inc. will receive information feeds from the administrators of the managed futures funds in which the Fund invests and from the Fund's prime broker(s) and custodian(s), each of which will provide NAV Consulting, Inc. with the fair market value pricing of all the Fund's positions and assets on a daily basis. As a result, NAV Consulting, Inc. does not anticipate that they will experience any situation where they are not able to determine the fair value of any asset from this information at the Fund's reporting dates. If, however, an applicable reporting date falls on a holiday, the information feed with applicable pricing will be used from the previous business day.

Recently Issued Accounting Pronouncements

ASU 2011-11

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11, Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11"). ASU 2011-11 requires disclosures to make financial statements that are prepared under U.S. generally accepted accounting principles ("U.S. GAAP") more comparable to those prepared under and International Financial Reporting Standards ("IFRS"). The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of assets and liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, ASU 2011-11 requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. New disclosures are required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The General Partner is evaluating the impact of ASU 2011-11 on the financial statements and disclosures.

ASU 2011-04

In May 2011, FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose the following information for fair value measurements categorized within Level 3 of the fair value hierarchy: quantitative information about the unobservable inputs used in the fair value measurement, the valuation processes used by the reporting entity and a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting

periods beginning after December 15, 2011. The General Partner is currently evaluating the implications of ASU No. 2011-04 and its impact on the financial statements.

ASU 2010-06

In January 2010, FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"), which amends the disclosure requirements of ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") and requires new disclosures regarding transfers in and out of Level 1 and 2 categories, as well as requires entities to separately present purchases, sales, issuances and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis), and which clarifies existing disclosure requirements provided by ASC 820 regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. As of January 1, 2010, the Fund adopted ASU 2010-06 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements, which were adopted as of January 1, 2011. The adoption of the remaining provisions has not had a material impact on the Fund's financial statement disclosures.

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CONFLICTS OF INTEREST

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Each prospective investor should read and consider carefully the following potential conflicts of interest before making a capital contribution to the Fund. The General Partner has not established any formal procedures to resolve the conflicts of interest described below. You should be aware that no such procedures have been established and that there is no independent control on how conflicts of interest are resolved. Consequently, you will be dependent on the good faith of the respective parties subject to such conflicts to resolve such conflicts equitably. Although the General Partner will attempt to resolve conflicts in good faith, there can be no assurance that these conflicts will not, in fact, result in losses for the Fund.

The General Partner

Conflicts exist between the General Partner's interests in and its responsibilities to the Fund. The conflicts are inherent in the General Partner acting as general partner and commodity pool operator of the Fund. These conflicts and the potential detriments to the Limited Partners are described below. The General Partner's selection of itself as commodity pool operator was not objective because it is also the general partner of the Fund, and it will not replace itself as the commodity pool operator even if doing so would be beneficial to the Fund. The advisory relationship between the Fund with respect to the General Partner, including the fee arrangement, was not negotiated at arm's length. Investors should note, however, that the General Partner believes that the fee arrangements are fair and competitive with compensation arrangements in similar commodity pools.

If at any point the General Partner becomes a member of FINRA it may also serve as a selling agent of the Fund and would be eligible to receive additional compensation, in the form of the front-end sales load and annual sales fee described in this Prospectus, from the sale of limited partnership interests while acting as a selling agent.

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Neither the General Partner nor its principals devote their time exclusively to managing the Fund. Instead, the General Partner currently anticipates that it and its principals will devote approximately seventy percent (70%) of their time to the business of the Fund. The General Partner may act as commodity pool operator to other commodity pools and the principals are involved in other activities as listed above. Thus, the General Partner or its principals could have a conflict between responsibilities owed to the Fund and those owed to other pools and accounts. The General Partner believes that it has sufficient resources to discharge its responsibilities in this regard in a fair manner. The General Partner may receive higher advisory fees from some of those other pools or accounts than it receives from the Fund. The General Partner will, however, manage all pools and accounts pursuing the same or a substantially similar trading and investment strategy in a substantially similar manner. As of the date of this Prospectus, however, neither the General Partner nor its principals currently provide services to other entities that have similar investment strategies and objectives as the Fund.

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In addition, the General Partner may find that futures positions established in one or more accounts for the benefit of the Fund, when aggregated with positions in other accounts managed by the General Partner, approach the speculative position limits in a particular commodity. The General Partner may decide to address this situation either by liquidating positions in such futures contract and reapportioning the portfolio in other contracts (or by directing the third party sub-advisors or commodity pool operators of the managed futures accounts or managed futures funds to do so) or by trading contracts in other markets which do not have restrictive limits (or by directing third party sub-advisors or commodity pool operators of the managed futures accounts or managed futures funds to do so). The General Partner will treat all affected accounts equitably, giving due consideration to differences in account size, leverage level and investment objectives. The principals of the General Partner are not prohibited from trading futures and related contracts for their own accounts, although they are not doing so as of the date of this Prospectus. Trading records for any such proprietary trading by third party sub-advisors or commodity pool operators retained by the Fund are typically not available for review by clients or investors.

The General Partner and/or its principals will not trade for their own accounts while they are managing the Fund.

Limitations on the General Partner's Liability and Indemnification. Subject to certain limitations, the Agreement of Limited Partnership provides that the Fund shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative, or investigative proceedings by any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative, or investigative, by reason of the fact that the person is or was a principal, employee, or affiliate of the General Partner; or (b) is or was, at the request of the Fund, serving in any capacity or acting for another company or a partnership, joint venture, trust, or other enterprise. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the Fund and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the General Partner as to whether the person acted honestly, in good faith, and with a view to the best interests of the Fund and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient unless a question of law is involved. Such indemnification obligations could hinder the Fund's ability to realize its investment objectives.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers or persons controlling the Fund pursuant to the Partnership Agreement as described above, the Fund has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Incentive Allocation. The Incentive Allocation payable to the General Partner is based on a percentage of any net realized and unrealized profits in a Participant's capital account, as explained above. The Incentive Allocation may place the interests of the General Partner in conflict with the interests of the Participants by encouraging the General Partner to take excessive risks in an attempt to earn an outsized Incentive Allocation. As the Incentive Allocation accrues and is assessed and paid annually and is not subject to clawbacks for poor longer-term performance, the Incentive Allocation can be viewed as an incentive for the General Partner to take greater medium-term risks, which may conflict with Participants' long-term interests. Additionally, the Incentive Allocation may create an incentive for the General Partner to make investments that are riskier or more speculative than would be the case in the absences of such incentive compensation arrangements. For a full description of the Incentive Allocation and an example of how the loss carryforward provision will provide protection for investors against incurring fees on those profits that merely recover prior losses, please see "*Incentive Allocation & Fee*" Subsection under the "*Charges*" section, below.

General Partner's Investment in the Fund.   To minimize the conflicts of interest between the General Partner and the Fund, Monty Agarwal, a Principal of the General Partner, will at all time maintain an investment of $3,000 in the Fund.

The Clearing Brokers

The clearing brokers, and the affiliates and personnel of such entities, retained by the Fund, the managed futures funds in which it invests, or the managed futures accounts in which the Fund invests may trade futures contracts for their own accounts and, in doing so, may compete with the Fund for the same positions, potentially making it more difficult for the Fund to effect transactions at favorable prices, potentially resulting in losses for the Fund. Likewise, the clearing brokers may serve as brokers for accounts in which they or an affiliate has a financial interest, for example, a pool sponsored by the clearing broker or any affiliate, which could give rise to conflicts of interest between their responsibility to the Fund, the managed futures fund, or managed futures account and to those accounts with respect to the execution of trades for such accounts and the funds or accounts in which the Fund invests, potentially resulting in losses for the Fund. However, the General Partner has no reason to believe that the clearing brokers would knowingly or deliberately favor any account over the Fund, managed futures funds, or managed futures accounts in which the Fund invests with respect to trade execution.

The Promoters

The General Partner and Mr. Agarwal act as the Fund's promoters.

The Selling Agents

The selling agents, including U.S. Financial Investments, Inc. (CRD# 120804), receive substantial front-end sales loads on the sale of Class A Interests and annual selling commissions on the sale of Class C Interests. Consequently, the selling agents have a conflict of interest in advising their clients whether to invest in the Fund. Investors should note that the selling agents will be deemed to be statutory underwriters of the Fund. As of the date of this Prospectus, U.S. Financial Investments, Inc. ("U.S. Financial") is the only selling agent retained by the General Partner.

The following is a list of civil, administrative, and criminal actions, pending or concluded, against U.S. Financial and their respective affiliates and principals (the "firm") during the past five years as reported and disclosed by U.S. Financial which would be considered "material" as that term is defined in Section 4.24(I)(2) of the Regulations of the CFTC as disclosed through the Financial Industry Regulatory Authority's Broker Check Application:

- During a period between July 2008 through January 2009, FINRA found that U.S. Financial violated section 17 of the Exchange Act and Rule 17A-4 thereunder, as well as NASD conduct rules 3110 and 2110 and FINRA Rule 2010 by failing to take steps to test or ascertain whether or not its vendor had implemented a system to store email in non-erasable, no rewritable format. The firm was firm was censured and fined $25,000; and

- In August 2008, FINRA found that U.S. Financial violated SEC Rule 17A-4(B)(4) and NASD conduct rules 3110(A), 3010 and 2110 and did not have an adequate email retention system for the period from June 2003 until September 2007. Accordingly, the firm was censured and fined $40,000.

The General Partner's Fiduciary Duty and Remedies

In evaluating the foregoing conflicts of interest, a prospective investor should be aware that the General Partner is a fiduciary to the Fund and consequently has a responsibility to the Limited Partners to exercise good faith, fairness, and integrity in all dealings affecting the Fund. The fiduciary responsibility of a general partner to limited partners is a developing and changing area of the law and investors or prospective investors who have questions concerning the duties of the General Partner as general partner of the Fund should consult their own professional advisors.

If a Limited Partner believes that the General Partner has violated its fiduciary duty to the Limited Partners, he may seek legal relief individually or on behalf of the Fund under applicable laws, including

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under the Delaware Revised Uniform Limited Partnership Act, as amended (the "Act"), and under United States commodities laws, to recover damages from, or require an accounting by, the General Partner. The Agreement of Limited Partnership ("Partnership Agreement") is governed by Delaware law and any breach of the General Partner's fiduciary duty under the Partnership Agreement will generally be governed by Delaware law. The Partnership Agreement does not limit the General Partner's fiduciary obligations under Delaware or common law; however, the General Partner may assert as a defense to claims of breach of fiduciary duty that the conflicts of interest and fees payable to the General Partner have been disclosed in this Prospectus.

RELATED PARTY TRANSACTIONS

There are no material transactions or arrangements between the Fund and any person affiliated with a person providing services to the Fund for which there is no publicly disseminated price, nor does the General Partner anticipate any such transactions occurring in the future.

LITIGATION

There are no material administrative, civil, or criminal actions, pending or concluded, as of the date of this Disclosure Document, against the General Partner, its Principals, or against any related persons.

TRADING FOR THE GENERAL PARTNER'S OWN ACCOUNT

The General Partner and its Principals have the right to trade for their own proprietary accounts, although they may not do so while trading on the Fund's behalf. The General Partner and its Principals are not currently trading proprietary accounts as of the date of this Prospectus. The records of the General Partner, the Principals' trading history, and any written policies related to such trading will not be available for inspection by the investors.

PRINCIPAL-PROTECTED POOL

The Fund is not principal-protected against any loss on behalf of limited partners.

CHARGES

The following list of fees and expenses includes all compensation, fees, profits, and other benefits (including reimbursement of out-of-pocket expenses) which the General Partner, the selling agents, the third party sub-advisors, the managed futures funds, the clearing brokers, and the affiliates of those parties may earn or receive in connection with capital contributions by investors and the ongoing operation of the Fund. Prospective investors should refer to the Break-Even Analysis for each Class beginning on page 5 for an estimate of the break-even amount that is required for an investor to recoup such fees and expenses, or "break even" during the first year following an investment in the Fund.

Charges to be Paid by the Fund and Each Capital Account Therein

Recipient	Nature of Payment	Amount of Payment
The General Partner	Management Fee	1/12 of 1% of the monthly net asset value of each capital account, payable in advance (a 1% annual rate).
The General Partner	Incentive Allocation	10% of each capital account's new appreciation (described below), if any, payable on a quarterly basis.

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Third Party Sub-Advisors and Managed Futures Funds	Management Fee	Maximum of 2% of the actual (as opposed to notional) net asset value of assets managed by such sub-advisor, payable at such regular intervals, either in arrears or in advance, as the General Partner and such sub-advisor may agree.
Third Party Sub-Advisors and Managed Futures Funds	Incentive Fee	Maximum of 20% of the new appreciation (described below) on the Fund's assets managed by such sub-advisor, if any, payable at such regular intervals as the General Partner and such sub-advisor may agree.
Selling agents	Selling Compensation	Class A: front-end sales load, capital contribution equal to the following schedule: for contributions of less than $50,000: 5.0%; less than $100,000 but at least $50,000: 4.0%; less than $250,000 but at least $100,000: 3.0%; less than $500,000 but at least $250,000: 2.5%; less than $750,000 but at least $500,000: 2.0%; less than $1,000,000 but at least $750,000: 1.5%; at least $1,000,000: no front-end sales load. Class C: annual sales fee on the net asset value of an investor's capital account equal to the following schedule: for contributions of less than $100,000: 1.5%; less than $500,000 but at least $100,000: 1.0%; less than $1,000,000 but at least $500,000: 0.5%; at least $1,000,000: no annual sales fee. The annual sales fee is charged monthly in advance and is based on each Class C Investor's capital base, net of gains or losses, including additional capital contributions and less any withdrawals. The annual sales fee will be treated as an expense and will be charged in connection with a Class C capital account in perpetuity. Class I: no selling compensation.
Clearing and Executing Futures and Retail Foreign Currency Brokers and Forward Currency Counterparties	Brokerage Commissions and Other Charges	Combined brokerage expenses and other charges of the Fund's own trading program, together with those of the managed futures funds and managed futures accounts in which the Fund invests, in each case estimated to be around 1.00% of the average month-end net assets of the Fund per year.

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Others	Operating and Ongoing Offering Expenses	Actual expenses, such as legal, auditing, accounting, escrow, printing, mailing, and filing costs, including fees and expenses of NAV Consulting, Inc., Mutual Shareholder Services, or other persons providing administration or transfer agent services to the Fund, together with all expenses associated with the managed futures funds in which the Fund invests, in total not expected to exceed 0.50% of average mo asset value of the Fund.
General Partner	Organizational and Initial Offering Costs	The Fund will reimburse the General Partner for all costs associated with the initial organization of the Fund and the offering of the Fund's interests, which are estimated to total approximately $93,445.

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Management Fee

Each capital account will pay to the General Partner a monthly management fee equal to one-twelfth (1/12) of one percent (1%) (1% annually) of the monthly net asset value of such capital account. The management fee is payable in advance. This fee will be paid to the General Partner for providing ongoing advisory services and is payable regardless of whether or not a Limited Partner's capital account or the Fund are profitable.

The Fund may be charged a management fee of up to two percent (2%) of the actual (as opposed to notional) net assets of the Fund managed by a third party sub-advisor or invested in a managed futures fund, payable at such regular intervals, either in arrears or in advance, as the General Partner and such third party sub-advisor or managed futures fund may agree. Such management fee may be paid directly out of the assets of the Fund held with such third party sub-advisor or invested in such managed futures fund prior to being charged pro rata against each Limited Partner's capital account. The General Partner estimates that approximately 90% of the Fund's net assets may be invested with one or third party sub-advisors and managed futures funds.

Deleted: The Fund will employ up to two times notional funding, meaning that for every dollar of the Fund's assets, two dollars will be traded; this means that the actual management fee charged to each Limited Partner will equal up to four percent (4%) of such Partner's actual capital account balance attributable to such third party sub-advisor or managed futures fund.

Incentive Allocations & Fee

Each Limited Partner's capital account is charged an incentive allocation equal to ten percent (10%) of such capital account's new appreciation (if any), including realized and unrealized gains and losses, for each fiscal quarter. New appreciation is the increase in the capital account's net asset value since the last time an incentive allocation was paid or, if no incentive allocation has been paid, since the Partner's initial capital contribution. The incentive allocation will be adjusted pro rata for capital contributions and withdrawals. If an incentive allocation payment is made by a capital account, and such capital account thereafter incurs net losses, the General Partner will retain the amount previously paid.

As an example, assume a capital account paid an incentive allocation at the end of the second quarter of 2013 and assume that such capital account recognized gains (net of all brokerage fees, management fees, and operating and ongoing offering expenses) of $200,000 during the third quarter of 2013. The new appreciation for the quarter would be $200,000 and the General Partner's incentive allocation would be $20,000 (0.10 X $200,000). Alternatively, assume that a capital account paid an incentive allocation at the end of the first quarter of 2013 but did not pay an incentive allocation at the end of the second quarter of 2013 because it had trading losses of $100,000. If the capital account recognized gains of $200,000 at the

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end of the third quarter of 2013, the new appreciation for the quarter would be $100,000 ($200,000 — $100,000 loss carryforward) and the General Partner's incentive allocation would be $10,000 (0.10 X $100,000).

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The Fund may also be charged an incentive fee of up to twenty percent (20%) of the new appreciation, including realized and unrealized gains and losses, attributable to the Fund's assets managed by a third party sub-advisor or invested in a managed futures fund on such schedule as the General Partner and such third party sub-advisor or managed futures fund may agree. New appreciation is the increase in the net asset value of the assets managed by such third party sub-advisor or managed futures fund since the last time an incentive fee was paid or, if no incentive fee has been paid, since the Fund's allocation of assets to such third party sub-advisor or managed futures fund; the initial net asset value of the Fund's assets managed by a third party sub-advisor or managed futures fund is equal to the total net assets allocated by the Fund to such third party sub-advisor or managed futures fund. Such incentive fee may be paid directly out of the assets of the Fund held with such third party sub-advisor or managed futures fund prior to being charged pro rata against each Limited Partner's capital account. Additionally, as incentive fees paid to third party sub-advisors and managed futures funds do not take into account the overall net gain or loss of the Fund across all of its investments, a Limited Partner's capital account may be assessed third party sub-advisor or managed futures fund incentive fees at a time when the overall net asset value of the Limited Partner's capital account has decreased (although the General Partner would not be entitled to an incentive allocation in such a situation).

Brokerage Commissions and Other Charges

The Fund will incur brokerage commissions and other charges in executing its own trading program by the clearing and executing futures brokers and forward currency counterparties. Additionally, the Fund will be charged brokerage commissions and other charges in its managed futures accounts through the pursuit of the trading programs of the third party sub-advisors of such accounts. Furthermore, the Fund will indirectly be charged such commissions and other charges through the managed futures funds in which it invests. Regardless of how incurred, such brokerage fees and expenses are estimated to amount to approximately 1.00% of the average month-end net assets per year of the Fund. The Fund will directly bear all commissions and other charges in its own trading program and in its managed futures accounts; with respect to the managed futures funds in which it invests, the Fund will bear its pro rata share of all expenses, including brokerage commissions and related charges, which will negatively impact the Fund's capital account with such managed futures funds. The Fund will not negotiate agreements with clearing and executing futures and retail foreign currency brokers and forward currency counterparties who handle the transactions of the managed futures funds and managed futures accounts in which the Fund invests; instead, these agreements will be entered into by third party commodity pool operators and sub-advisors on the Fund's behalf.

Sales Compensation

Class A Interests and Class C Interests are subject to the selling commissions described below.

Investors in Class A Interests will pay a front-end sales load on each capital contribution to the Fund equal to the following schedule: for capital contributions of less than $50,000: 5.0%; less than $100,000 but at least $50,000: 4.0%; less than $250,000 but at least $100,000: 3.0%; less than $500,000 but at least $250,000: 2.5%; less than $750,000 but at least $500,000: 2.0%; less than $1,000,000 but at least $750,000: 1.5%; at least $1,000,000: no front-end sales load. The front-end sales load will reduce the initial net asset value assigned to the capital account of Class A investors. Payments of front-end sales loads may be made directly to third party selling agents or may be paid indirectly through payment to the Fund, which then forwards the front-end sales load to the selling agent. The General Partner may waive the front-end sales load for any Class A Limited Partner.

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Investors in Class C Interests will pay an annual sales fee on the net asset value of their capital account as of the first day of each calendar month equal to the following schedule: for capital contributions of less than $100,000: 1.5%; less than $500,000 but at least $100,000: 1.0%; less than $1,000,000 but at least

$500,000: 0.5%; at least $1,000,000: no annual sales fee. The annual sales fee is charged monthly in advance and is based on each Class C Investor's capital base, net of gains or losses, including additional capital contributions and less any withdrawals. The annual sales fee will be treated as an expense and will be charged in connection with a Class C capital account in perpetuity. Payments of annual sales fee may be made directly to third party selling agents or may be paid indirectly through payment to the Fund, which then forwards the annual sales fee to the selling agent. The General Partner may waive the annual sales fee for any Class C Limited Partner.

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Investors in Class I Interests are not charged selling commissions.

Operating and Ongoing Offering Expenses

Each investor will be allocated its pro rata share of the Fund's actual operating expenses, including the costs of updating this Prospectus and increasing the total amount of Fund Interests for sale to the public, such as legal, auditing, administration, escrow, filing fees, printing, and postage costs, together with all expenses associated with the managed futures funds in which the Fund invests, in total not expected to exceed 0.50% of the average month-end net assets per year of the Fund. The General Partner will assume liability for operating expenses in excess of 1.00% of the average month-end net assets per year of the Fund. Indirect expenses in connection with the administration of the Fund, such as salaries, rent, travel, and overhead are borne by the General Partner, not the Fund. The General Partner estimates that a maximum of $6,000 in legal fees and a maximum of $62,500 in audit fees will be charged to the Fund during its first full year of operations, subject to the 1.00% expense cap described above.

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Administration Fees

For administration services, the Fund pays to its administrator, NAV Consulting, Inc., administration fees and expenses equal to 0.05% of the Fund's net asset value per annum, payable monthly, or $2,500 per month, whichever is least.

Accounting Fees

The Fund will be audited at least annually, with the first annual audit to be completed after the Fund's fiscal year ends on December 31, 2013.

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Organizational and Initial Offering Costs

The organizational and initial offering costs of the Fund are estimated to total approximately $93,445, including $6,715 in organizational and $86,730 in offering costs. The Fund's organizational costs will be expensed upon commencement of the Fund's operations. The Fund's initial offering costs will be accounted for in accordance with the guidance in the Financial Accounting Standards Board ("FASB") ASC 946-20-25-6 and amortized into expenses over the Fund's first 12 months of operations.

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Net Asset Value

The net asset value of the Fund will be calculated by the Fund's third party administrator, NAV Consulting, Inc. and provided to Limited Partners by Mutual Shareholder Services on a monthly basis and at such other times as determined by the General Partner. As the net asset value of the Fund will be published by NAV Consulting, Inc. after the end of each calendar month, and as thirty (30) days' notice is required to withdraw from the Fund prior to any month-end withdrawal date, Limited Partners will not be able to withdraw from the Fund until the end of the calendar month following the month in which they receive notice of the Fund's net asset value from NAV Consulting, Inc. The withdrawal proceeds will in each case be equal to the net asset value of the withdrawing Limited Partner's capital account as of the date of withdrawal (less any withdrawal fees or charges as described in the Partnership Agreement.

For example, the net asset value of the Fund as of January 31 is provided to Limited Partners on February 7. With that knowledge, the Limited Partner may give notice from February 7 until March 1 and withdraw from the Fund as of March 31. The net asset value of the Limited Partner's withdrawal proceeds will equal the net asset value of the Limited Partner's capital account as of March 31 (less any withdrawal

fees or charges as described in the Partnership Agreement).

The net asset value of the Fund as of any date is (i) the sum of all cash, managed futures funds investments (as valued by the relevant third party commodity pool operator or its administrator), U.S. government securities and other securities of the Fund valued at fair value, plus the fair value of all open futures, option, foreign currency, and other derivative positions maintained in the Fund's trading program and managed futures accounts, less all liabilities of the Fund, determined in accordance with generally accepted accounting principles in the United States under the accrual basis of accounting.

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THE OFFERED SECURITIES

Description of Registrant's Securities

The Fund's securities are titled "MA Managed Futures Fund, LP limited partnership interests." The Interests have no dividend rights, and dividends will be paid in the sole discretion of the General Partner. Additionally, there are no conversion rights, preemption rights, or sinking fund provisions associated with the Interests. The Interests do not have any voting rights except in certain limited situations as described in the Fund's Agreement of Limited Partnership (the "Partnership Agreement") (such voting rights relate to replacement of the General Partner in limited circumstances or voting on an amendment to the Partnership Agreement that affects the rights of limited partners in a material way). The withdrawal rights of the Interests are described in detail herein. Limited partners will not have any liability to further calls for capital or assessment by the Fund. The Fund will not impose liabilities on limited partners under state statutes. Transfers of Interests may only be made with the prior written approval of the General Partner. There is no limit on the total amount of capital contributions a limited partner may make to the Fund, provided that the Fund's total offering amount does not exceed the maximum allowable under this Prospectus. There are no provisions in the Partnership Agreement that would delay, defer, or prevent a change in control of the Fund with regards to an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale, or transfer of substantially all assets, or liquidation.

Determination of Offering Price

There is no established public trading market for the Interests being offered in this Prospectus. The Fund's "Interests" are not assigned a value by the Fund or the General Partner; instead, each limited partner in the Fund will have their own capital account to track the value of their investment in the Fund. The initial value of each limited partner's capital account will be the dollar value of their initial capital contributions to the Fund, less any selling commissions or fees. Thereafter, each limited partner will participate ratably in the profits and losses of the Fund with all other limited partners and the general partner in accordance with their respective capital account balances. The Fund will not value Interests or other "units" of ownership at regular intervals.

Security Ownership of Certain Beneficial Owners

None of the Fund's securities are "voting securities" entitled to vote on the business of the Fund except in certain limited circumstances as described in the Agreement of Limited Partnership. Therefore, this Prospectus does not disclose the ownership of certain beneficial owners in the Fund.

USE OF PROCEEDS

Capital contributions from investors will be credited to the Fund's bank and brokerage accounts and each Limited Partner's capital account, as described below, and will be used by the Fund for the purpose of engaging in the investment program described in this Prospectus. Approximately $93,445.00 of the proceeds received from capital contributions from investors will be used to reimburse the General Partner for the Fund's organizational and initial offering costs.

The Fund will deposit a portion of its assets in cash or U.S. government securities in separate accounts

42

in the name of the Fund with the clearing brokers for use as margin. The assets deposited for margin purposes with the Fund's clearing brokers will be held in "customer segregated funds accounts" or "foreign futures and foreign options secured amount accounts," as required by the Commodity Exchange Act and CFTC regulations. Assets held by the clearing brokers will be held in cash or in cash equivalents.

On an ongoing basis, the General Partner expects that the Fund will be able to earn interest on approximately forty percent (40%) of its daily net assets. All interest earned on Fund assets will accrue to the benefit of the Fund, and the General Partner will not receive any benefit from the approximately sixty percent (60%) of the Fund's assets which do not earn interest.

The General Partner does not expect to make any distributions of gains earned by the Fund, if any.

The Fund will not lend any assets to any person or entity other than through permitted investments. The General Partner will not commingle the property of the Fund with the property of any other person, provided, however, that deposits with banks, futures or securities brokers, or foreign exchange and derivative dealers shall not be considered a prohibited commingling.

THE CLEARING BROKERS; THE INTRODUCING BROKER; ADMINISTRATION

The Futures Commission Merchant

NewEdge USA, LLC ("NewEdge") is a registered futures commission merchant ("FCM") and is a member of the NFA. Its main office is located at 550 W. Jackson, Suite 500, Chicago, IL 60661, with branch offices in Chicago, Kansas City, New York, and San Francisco. In the normal course of its business, NewEdge is involved in various legal actions incidental to its commodities business. None of these actions are expected either individually or in aggregate to have a material adverse impact on NewEdge.F

The General Partner may select multiple FCMs at any time and change such FCM(s) without advance notice to Participants, provided that the General Partner will notify Participants of such selection or change within 21 days of the selection or change taking effect. The Fund has not retained an introducing broker. The managed futures funds in which the Fund invests and managed by third party commodity pool operators will retain those FCMs and introducing brokers selected by such third party commodity pool operator. The managed futures accounts of the Fund managed by third party sub-advisors may retain one or more FCMs and introducing brokers selected by such third party sub-advisor, which may consult with the General Partner when selecting such service providers.

Funds the Fund has deposited with the FCM for the purpose of trading on U.S. futures and options exchanges are required to be held separately by the FCM from the FCM's own funds. The General Partner estimates that, over the course of a fiscal year, the Fund will, on average, allocate roughly 10% of its net assets (including margin and other borrowing available to the Fund) to its account with one or more FCMs for the purpose of trading futures instruments, while the remaining 90% of assets will be divided amongst managed futures funds and managed futures accounts operated by third party commodity pool operators and sub-advisors selected by the General Partner.

The Clearing Broker

NewEdge will also serve as one of the Fund's clearing brokers to execute and clear the Fund's and its managed futures accounts' futures transactions and provide other brokerage-related services. NewEdge, acting as principal, will not execute any over-the-counter transactions with the Fund. NewEdge is a broker-dealer registered with the CFTC and the SEC, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). NewEdge is a clearing member of all principal futures exchanges located in the United States as well as a member of the Chicago Board Options Exchange, International Securities Exchange, New York Stock Exchange, Options Clearing Corporation, and Government Securities Clearing Corporation.

NewEdge Disclosures

The following is a list of civil, administrative, and criminal actions, pending or concluded, against NewEdge, its parent, Newedge Group, SA, and their respective affiliates and principals (collectively, "NewEdge" or the "firm") during the past five years as reported and disclosed by NewEdge which would be considered "material" as that term is defined in Section 4.24(I)(2) of the Regulations of the CFTC:

The following is a list of material actions that have been conducted against NewEdge in the last five years as disclosed through the NFA's Background Affiliation Status Information Center:

- in August 2012, the IntercontinentalExchange, Inc. ("ICE") found that NewEdge violated ICE futures Rule 4.31(c) in two instances by failing to report a Block Trade within five minutes of execution. NewEdge was fined $1000;

- in June 2012, ICE found that NewEdge violated ICE futures Rule 4.31(c) in two instances by failing to report a Block Trade within five minutes of execution. NewEdge was fined $500;

- in January 2012, the Commodity Futures Trading Commission ("CFTC") found that from about March 2011 through about July 2011, NewEdge's large trader position reports submitted to the CFTC contained errors. The types of errors included 1) reporting incorrect commodity codes, 2) overstating and understating positions in omnibus accounts, 3) overstating and understating large trader positions, 4) overstating and understating open interest, 5) issuing erroneous delivery notices, 6) reporting positions as net when they should be reported as gross, 7) reporting exchange of futures for physicals or cash positions and exchange of futures for swaps positions that do not exist, and 8) failing to report required positions. As a result, the CFTC ordered NewEdge to pay $700,000 and required NewEdge to cease and desist from violating the Commodity Exchange Act's requirements to timely submit accurate position reports and notices, and to implement and maintain procedures to prevent and detect reporting violations of the Act and CFTC regulations;

- in December 2011, pursuant to the results of a back office CTR audit, the Chicago Mercantile Exchange ("CME") found that NewEdge was in violation of the CTR collection deadline error rate by exceeding the 20% error level mandated by Rule 536.F. Accordingly, NewEdge was issued a $10,000 fine for its third violation of Rule 536.F within 24 months;

- in December 2011, a panel of the Chicago Board of Trade ("CBOT") found that on January 11, 2011, NewEdge submitted an in-house transfer to the clearing house with inaccurate trade data for an expiring contract. This reporting error originated from a give-in NewEdge received with inaccurate information which then required manual handling. While attempting to correct this give-in transaction that was erroneously designated as a customer account origin, NewEdge incorrectly submitted the in-house transfer to CME Clearing as January 2011 Soybean futures rather than the January 2012 contract due to a clerical typographical error. As a result, the open interest in January 2011 Soybean futures was overstated by 3,750 contracts. Due to this reporting error's inclusion in the Daily Bulletin and on the Exchange website, CME Group was required to publish a correction, remove the open interest and rerun the Final Daily Bulletin. In so doing, NewEdge failed to submit accurate trade data to CME Clearing in violation of CBOT Rule 809.A. In accordance with a settlement offer, the panel fined NewEdge $25,000;

- in April 2011, a panel of CBOT found that on December 3, 2009, a non-member customer of NewEdge held a short December 2009 Denatured Fuel Ethanol futures position of 103 contracts beyond the contract's expiration at a time when the customer had been authorized to issue and register a maximum of only 92 shipping certificates for delivery. As the clearing member carrying an account required to make delivery, NewEdge bore complete responsibility for the performance of all delivery requirements. Three hours after the 10:00 a.m. December 4, 2009, delivery deadline, NewEdge's customer was able to contact an eligible counterparty for an Exchange for Physical ("EFP") transaction, the execution of which discharged NewEdge's delivery obligations for the remaining 11 short positions. As the counterparty was not identified until after the 10:00 a.m. delivery deadline, the Exchange's clearing and delivery processes were likewise delayed. The

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panel found that in so doing NewEdge violated CBOT Rule 716. In accordance with a settlement offer the panel fined NewEdge $50,000 and directed NewEdge to provide documented proof of its policies and procedures regarding settlements and deliveries of physically delivered contracts implemented pursuant to CBOT Rule 716;

- in March 2011, pursuant to the results of a back office CTR audit, the CME found that on May 18, 2010 and May 19, 2010, NewEdge violated the CTR collection deadline error rate by exceeding the 20% error level mandated by CME Rule 536.F. NewEdge was issued a $5,000 fine for its second violation of CME Rule 536.F within 24 months;

- in February 2011, the CFTC found that NewEdge purchased 4,495 October 2009 live cattle futures contracts on the CME from a client and sold to the client an over-the-counter swap in live cattle on October 9, 2009. The purchase gave NewEdge a long position that exceeded the 450 contract speculative limit for trading live cattle futures on the CME in the current delivery month in violation of the Commodity Exchange Act. Additionally, the CFTC found that between June 2009 and July 2010, NewEdge's large trader position reports overstated positions in omnibus accounts, reported transactions that did not occur, and reported positions for accounts as net when they should be reported as gross, among other violations. As a result, the CFTC ordered NewEdge to pay a civil monetary penalty of $140,000 and disgorge $80,910 for violating speculative position limits in live cattle futures trading and required NewEdge to implement and maintain a program designed to prevent and detect reporting violations of the Commodity Exchange Act and CFTC regulations;

- in January 2011, ICE found that NewEdge violated ICE Clear U.S. Rule 403(a) in four instances by reporting inaccurate position and open interest data in a failure to comply with the terms of an existing settlement and fined NewEdge $100,000;

- in December 2010, ICE found that NewEdge violated ICE Rule 4.31(c) by failing to report a block trade within five minutes of execution and fined NewEdge $1,000;

- in December 2010, a panel of the CME found that on October 9, 2009, NewEdge executed three October 2009 Live Cattle EFRPs as a counterparty to its customer with the intent of executing an equal, offsetting EFRP transaction on October 12, 2009. NewEdge cleared the EFRP transaction on behalf of itself, but failed to exercise due diligence to ensure that the transactions were bona fide. While executing the EFRP transactions NewEdge carried a position of 4495 contracts in the expiring Live Cattle futures contract, which exceeded the applicable speculative position limit of 450 contracts. The panel found that, in so doing, NewEdge violated CME Rule 538 and associated MRAN RA0910-5, Rule 443, and Rule 432.Q. In accordance with a settlement offer, the panel ordered NewEdge to pay a fine of $80,000;

- in November 2010, ICE found that NewEdge violated ICE Rule 27.22(b) in four instances when employees engaged in prohibited pre-execution communications and executed transactions arising from the pre-execution communications, violated Rule 2.29(k) in two instances when employees executed pre-arranged trades, and violated Rule 2.29(e) in three instances when employees engaged in conduct detrimental to the best interests of the exchange. NewEdge was fined $60,000;

- in November 2010, ICE found that firm violated ICE Rule 2.29(k) in two instances when employees executed a pre-arranged trade and Rule 2.29(e) in two instances when employees engaged in conduct detrimental to the best interests of the exchange. Additionally, ICE found that the firm violated Rule 27.22(b) in four instances when employees engaged in prohibited pre-execution communications and executed transactions arising from the pre-execution communications, violated Rule 2.29(k) in two instances when employees executed pre-arranged trades, and Rule 2.29(e) in three instances when employees engaged in conduct detrimental to the best interests of the exchange. NewEdge was fined $100,000;

45

- in October 2010, ICE found that NewEdge violated ICE Rule 4.31(c) by failing to report a block trade within five minutes of execution and fined NewEdge $500;
- in May 2010, ICE found that NewEdge violated ICE Rule 403(a) by reporting inaccurate positions and open interest and fined NewEdge $30,000;

- in February 2010, the CME found that NewEdge's timestamp exception rate was 8% or greater, which exceeded the allowable level. Accordingly, NewEdge was issued a $1,500 fine for its second violation of Rule 536.A.1 within 12 months;

- in October 2009, pursuant to the results of a back office CTR audit, for trade dates May 4 & 5, 2009, NewEdge's collection deadline error rate exceeded the 20% threshold level and data entry error rate exceeded the 10% threshold level. Pursuant to the Rule 536.F sanction schedule, NewEdge was issued a $5,000 fine for its second violation of Rule 536.F within 24 months;

- in July 2009, a panel of the CBOT found that on 7 dates between February 2005 and November 2007, the firm's employees or its affiliates' employees executed a total of 13 transactions in contravention of CBOT's then-existing rules. Of the 13 transactions, 8 transactions involved the employees' failures to expose orders to the marketplace for minimum thresholds before crossing those with opposite orders for different beneficial accounts, 4 transactions involved pre-execution communications, and 1 transaction involved an employee who executed two opposing orders for the same beneficial account owner resulting in no change in ownership, which constituted a bona fide transaction. Accordingly, the panel found the firm violated legacy CBOT Regulation 9B.13(b), Regulation 9B.13(c), and Regulation 9B.14. In accordance with the settlement offer, the panel fined the firm $30,000;

- in May 2009, the Minneapolis Grain Exchange ("MGEX") found that NewEdge violated MGEX Rule 718.01 for offsetting delivery month positions without the benefit of trade activity and fined NewEdge $1,000;

- in December 2008, a panel of the CBOT found that, during October 2008, NewEdge's timestamp exception rate was 8% or greater, which exceeded the allowable level. NewEdge was issued a $5,000 fine for its third violation of Rule 536.A.1 within 12 months;

- in November 2008, a panel of the CBOT found that, on five trade dates between February 2006 and November 2007, the firm's employees crossed eleven transactions on the e-cbot trading platform with insufficient exposure time in violation of CBOT Regulation 9B.13. As part of a settlement offer, the firm paid a fine of $10,000; and

- in June 2008, the CME found that during May 2008, NewEdge's timestamp exception rate was 8% or greater, which exceeded the allowable level. Accordingly, NewEdge was issued a $1,500 fine for its second violation of Rule 536.A.1 within 12 months.

The following is a list of all material actions that have been conducted against NewEdge in the last five years as disclosed through the Financial Industry Regulatory Authority's Broker Check Application:

- in December 2012, Ice Futures Europe found that NewEdge was in breach of Exchange Rule G.17(A) by failing to complete its close out procedure by the 10 am cut-off time. NewEdge was fined in the amount of 15,000 GBP ($24,103);

- in December 2012, ICE Futures Europe found that NewEdge was in breach of Exchange Rule G.17.4(A) by failing to complete its close out procedures by the 10 am cut-off time. NewEdge was fined in the amount of 10,000 GBP ($16,068);

- in September 2012, FINRA found that NewEdge failed to report information regarding purchase and sale transactions effected in municipal securities in the manner prescribed by Rule G-14

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<#>in August 2007, the CBOT business conduct committee concluded that the firm violated Regulation 332.08 in that the firm failed to make all trade data submissions in an accurate and timely manner and fined the firm $1,000; and¶
¶
<#>in April 2007, pursuant to the results of a back office CTR audit, the CME found that the firm's exception rate for sequenced cards exceeded the 20% threshold level and issued a $1,000 fine for the firm's first violation of Rule 536.D within 24 months.¶

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46

RTRS Procedures and that the firm's supervisory system did not provide for supervision reasonably designed to achieve compliance with applicable securities laws. NewEdge was fined in the amount of $20,000;

- in May 2012, a panel of the NYMEX business conduct committee found that for trade date December 15, 2010, due to human clerical error, NewEdge overstated open interest during the current delivery month in the January 2011 crude oil futures contracts by 11,694 contracts, or 12.3% for purposes of NYMEX Rule 854. NewEdge was fined in the amount of $30,000;

- in December 2011, the Options Clearing Corporation ("OCC") found that NewEdge violated OCC Rules 502(a) and 605 in that it failed to timely meet its morning settlement obligation in the amount of $792,257,905, as its designated settlement bank, JP Morgan Chase Bank, NA, did not approve morning settlements instructions until approximately 9:11 a.m. NewEdge was fined in the amount of $25,000;

- in October 2011, FINRA found that NewEdge failed to timely report reportable order events ("ROEs") to the audit order trail system ("OATS"). NewEdge was censured and fined $10,000;

- in October 2011, FINRA found that NewEdge submitted incorrect short interest position reports to FINRA and failed to report some short interest positions for certain securities. Additionally, FINRA found that NewEdge's supervisory system did not provide for supervision reasonably designed to achieve compliance with applicable short interest reporting and that the firm failed to transmit route reports after a cancel/replace report previously entered for an order routed away. NewEdge was censured and fined $47,500;

- in October 2011, FINRA found that NewEdge transmitted to OATS numerous ROEs that were rejected by OATS fore context or syntax errors and were repairable and that the firm failed to repair many of these rejected ROEs and, as a result, the firm failed to transmit numerous ROEs to OATS. NewEdge was censured and fined $45,000, consisting of $30,000 for OATS violations, $10,000 for trade reporting violations, and $5,000 for supervision violations;

- in June 2011, the NASDAQ stock market ("NASDAQ") found that NewEdge misreported or failed to report numerous positions submitted under different clearing numbers to the large option position report ("LOPR") for an unknown number of unidentified accounts and that the firm failed to maintain adequate written supervisory procedures and failed to establish an adequate system of supervision to ensure compliance with exchange rules relating to reporting to LOPR. NewEdge was censured and fined $200,000;

- in May 2011, NASDAQ found that between June 9, 2009 and July 29, 2009, one of NewEdge's customers on numerous consecutive trading days exceeded the position limit on the bullish side of the market in one security and on numerous non-consecutive trading days, as second customer exceeded the position limit on the bearish side of the market in the same security; therefore, NewEdge failed to maintain adequate written supervisory procedures and failed to establish an adequate system of supervision reasonably designed to achieve compliance with exchange rules relating to position limits. NewEdge was censured and fined $30,000;

- in November 2010, International Securities Exchange ("ISE") found that NewEdge incorrectly entered solicited orders in a proprietary account instead of the solicited account on 22 occasions in violation of the supplementary material .05 to ISE Rules 716 and 717(d) and also found that NewEdge improperly utilized the solicited orders mechanism by flipping the solicited and unsolicited sides of eight crossing orders represented as agent, thereby failing to properly enter and expose such orders in violation of ISE Rules 716(e) and 717(e). Additionally, ISE found that NewEdge improperly marked 9 orders representing 57,164 contracts with incorrect account numbers. NewEdge was fined $20,000 and paid restitution of $10,289.52; and

47

- in March 2010, the NASDAQ stock market (“NASDAQ”) found that NewEdge either failed to report options positions to LOPR or failed to accurately report the effective date for options positions to LOPR. Additionally, the firm failed to ensure that it had adequate arrangements and systems in connection with business conducted that provided for supervision reasonably designed to achieve compliance with applicable securities laws, regulations, and NASDAQ rules concerning LOPR reporting. NewEdge was censured and fined $15,000.

There have been no other material administrative, criminal, or civil actions, pending or concluded, against NewEdge, its affiliates, or any of their respective principals during the past five years. Neither NewEdge nor any affiliate, officer, director or employee thereof has passed on the merits of this Prospectus or offering, or given any guarantee as to the performance or any other aspect of the Fund.

The Introducing Broker

The Fund will not have an introducing broker.

The Administrator

NAV Consulting, Inc., a Delaware corporation (the “Administrator”), will serve as the Fund’s administrator. Pursuant to an Administration Agreement between the Fund and the Administrator (the “Administration Agreement”), the Administrator will be responsible for, among other things: (i) journalizing investment, capital, and income and expense activities; (ii) recording futures trading activity by receiving a data file from the Fund’s clearing brokers; (iii) calculating the management fees and incentive allocations charged to each capital account, as applicable, and the front-end load fees and annual sales fees; (iv) computing the net asset value of the Fund and each capital account therein; and (v) performing all other accounting, administration, and investor services necessary in connection with the Fund and each capital account.

The Accounting Agreement provides that the Administrator shall not be liable to the Fund or any Limited Partner for any acts or omissions in connection with the services rendered to the Fund or such Limited Partner under such agreement in the absence of gross negligence, intentional acts, or willful misconduct. In addition, the Fund has agreed to indemnify the Administrator from any and all expenses, costs, damages, or causes of action, including, but not limited to, reasonable attorney’s fees incurred by the Administrator in connection with the Administration Agreement and not resulting from the unauthorized acts of the Administrator, its employees, or agents, the negligence or willful misconduct of the Administrator in the performance of such obligations and duties, or by reason of its breach of the Administration Agreement. The Administration Agreement may be terminated by either of the parties upon not less than sixty (60) days’ written notice.

The Administrator’s main office address is located at 2625 Butterfield Road, Suite 208W, Oak Brook, IL 60523.

DISTRIBUTIONS; WITHDRAWALS



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Distributions

The Fund is not required to make any distributions to Limited Partners. While the General Partner has the authority to make such distributions, it does not intend to do so given that Limited Partners may withdraw from the Fund as of the end of any calendar month with thirty (30) days’ prior written notice.

Withdrawals

A Limited Partner may withdraw from the Fund, in whole or in part, as of the end of each calendar month. A request for less than a complete withdrawal that would reduce a Limited Partner’s remaining investment to less than $1,000 will be treated as a request for a complete withdrawal. Limited Partners must transmit a written withdrawal request to the General Partner or the Fund’s Administrator not less than thirty (30) days prior to the end of the calendar month (or such shorter period as permitted by the General

Partner) as of which such withdrawal is to be effective. The request for withdrawal must specify the dollar amount for which withdrawal is sought unless a full withdrawal is requested. Withdrawal proceeds will generally be paid within thirty (30) days after the effective date of the withdrawal. However, in special circumstances, including, but not limited to, inability to liquidate dealers' positions as of a withdrawal date or default or delay in payments due from clearing brokers, banks, or other persons or entities, the Fund may in turn delay payment to persons requesting withdrawal of that part of the net assets of the Fund represented by the sums that are the subject of such default or delay, and withdrawing Limited Partners will be paid their pro rata portion of the withdrawal amount not subject to default or delay. No such delays have been imposed to date by any pool sponsored by the General Partner.

MA MANAGED FUTURES FUND, LP AGREEMENT OF LIMITED PARTNERSHIP

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The following is a summary of the Agreement of Limited Partnership ("Partnership Agreement"), a form of which is attached as Exhibit A and incorporated by reference.

Organization and Limited Liabilities

MA Managed Futures Fund, LP is organized under the Delaware Revised Uniform Limited Partnership Act, as amended (the "Act"). The Partnership Agreement provides that the Fund may establish one or more designated Classes of partnership interests. Under the Partnership Agreement, the General Partner has designated Class A, Class C, and Class I. The General Partner may designate other Classes under the Partnership Agreement as provided therein. In general, the liability of a Limited Partner under the Act is limited to the value of his capital account with the Fund. However, Limited Partners could be required, as a matter of law, to return to the Fund any distributions or withdrawal proceeds which they received at a time when the Fund was insolvent or which was made in violation of the Partnership Agreement.

Management of Fund Affairs

The Partnership Agreement effectively gives the General Partner, as general partner, full control over the management and operations of the Fund, as well as authority to delegate such control to one or more third party sub-advisors, and the Partnership Agreement gives no management role to the Limited Partners. The Limited Partners have no voice in the operations of the Fund, other than certain limited voting rights as set forth in the Partnership Agreement. In the course of its management, the General Partner may, in its sole and absolute discretion, appoint an affiliate or affiliates of the General Partner as additional general partners and retain such persons, including affiliates of the General Partner, as it deems necessary for the efficient operation of the Fund.

Agents and Corporations, Inc. will accept service of legal process on the Fund in the State of Delaware. The General Partner has been designated as the "tax matters partner" of the Fund for purposes of the Internal Revenue Code of 1986, as amended (the "Code").

Sharing of Gains and Losses

Each Limited Partner of the Fund will have a capital account. Initially, the net asset value of a Limited Partner's capital account will equal such Limited Partner's initial capital contribution, less any up front selling commissions. In accordance with the Fund's Agreement of Limited Partnership, the Limited Partner's capital account balance will then be proportionally adjusted at least monthly to reflect additional capital contributions or withdrawals by such Limited Partner below. Each Limited Partner's capital account will be increased or decreased monthly for its pro rata share of the Fund's gains or losses prior to consideration of annual sales charges, General Partner management fee, or General Partner incentive allocation. Each limited partner will then be assessed its applicable annual sales charge (Class C Interests only), General Partner management fee, and General Partner incentive allocation. The Fund's gains and losses will be calculated in accordance with GAAP, which includes trading gains and losses, interest income, other income, and operating expenses.

Federal Tax Allocations

At year-end, the General Partner will determine the total taxable income or loss for the year attributable to the Fund. Subject to the special allocation of net capital gain or loss, the taxable gain or loss is allocated to each Partner in proportion to the net asset value of his capital account and each Partner is responsible for his share of taxable income attributable to their capital account. For net capital gain and loss, the gains and losses are first allocated to each Partner who withdrew from the Fund during the year. Net capital gain and loss is then allocated to each Partner whose tax accounts are greater or less than their capital accounts, so as to eliminate the disparity. Finally, the remaining net capital gain or loss is then allocated to each Partner in proportion to the net asset value of their capital account. Each Partner's tax basis is increased by the taxable income allocated to them and reduced by any distributions received and losses allocated to them. Upon liquidation of the Fund, each Partner will receive their proportionate share of Fund assets.

Dispositions

A Limited Partner may withdraw from the Fund, in whole or in part, upon thirty (30) days' prior written notice to the General Partner. Additionally, a Limited Partner may assign his capital account to an assignee. No such assignee may become a substituted Limited Partner except with the consent of the General Partner; provided, however, that the General Partner may withhold such consent only to prevent or minimize adverse legal or tax consequences to the Fund. An assignee not admitted to the Fund as a Limited Partner will have only rights to its share of the gains and capital of the Fund and withdrawal rights. Assignees receive "carry-over" tax accounts and capital accounts from their assignors, irrespective of the amount paid for the assigned capital account.

Dissolution and Termination of the Fund

The Fund will be terminated and dissolved upon the happening of the earlier of: 1) the General Partner withdraws as general partner and no new general partner is appointed; 2) the continued existence of the Fund becomes unlawful, or; 3) the Fund is dissolved by operation of law.

Amendments and Meetings

As described in Article 10 of the Partnership Agreement, the Partnership Agreement may be amended with the consent of the General Partner and the consent of a Majority in Interest of the Limited Partners, *provided* that the General Partner may amend the Partnership Agreement from time to time, without the consent, approval, authorization, or other action of any Limited Partner, if, in the opinion of the General Partner, the amendment does not have a material adverse effect on the Limited Partners generally; and *provided further* that no amendment may be adopted without the unanimous consent of the Partners to the extent it would (a) change the Fund to a general partnership or change the limited liability of the Limited Partners under the Act, or (b) terminate the Fund's status as a partnership for federal income tax purposes.

Exculpation and Indemnification

Neither the General Partner, nor any member, employee, agent, or other affiliate of the General Partner, nor any board or body with respect to the General Partner or the Fund (each, an "Indemnitee") will be liable to the Fund or to any Partner for any act or omission performed or omitted by such Indemnitee in connection with the Partnership Agreement or the Fund's business or affairs, and no such act or omission will in and of itself constitute a breach of any duty owed by any Indemnitee to the Fund or any Limited Partner thereunder or under the Delaware Revised Uniform Limited Partnership Act, provided such act or omission did not constitute a willful violation of law. To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Fund or to a Partner, such Indemnitee acting under the Partnership Agreement will not be liable to the Fund or to any Partner for its good faith reliance on the provisions of the Partnership Agreement. Such provisions, to the extent they restrict or limit the duties or liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by

the Partners to modify such other duties and liabilities of such Indemnitee. For purposes of the Partnership Agreement, "Indemnitee" does not include other investment entities managed by the General Partner that may be considered to be Affiliates of the General Partner solely because they are managed by the General Partner.

To the maximum extent permitted by applicable law, each Indemnitee who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or contemplated action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (a "Proceeding") or any appeal in such a Proceeding, by reason of such Indemnitee's management of the affairs of the Fund, participation in such management, or rendering of advice or consultation with respect thereto, or that relate to the Fund, its business, or its affairs, will be indemnified and held harmless by the Fund, to the extent of the Fund's assets, from and against any and all losses, claims, damages, liabilities (joint and/or several), expenses (including legal fees and expenses), judgments, fines, settlements, and other amounts ("Losses") that relate to such Proceeding, *except to the extent* such Losses arise from actions or failures to act that are finally adjudicated by a court of competent jurisdiction to have constituted a willful violation of law by such Indemnitee. A person or entity will be entitled to the indemnification prescribed in the preceding sentence whether or not such person or entity continues or continued to be a General Partner or an employee, member, partner, agent, or Affiliate of the General Partner at the time any Proceeding commences or a loss is suffered, paid, or incurred by the Fund.

Reports to Limited Partners

The General Partner will provide various reports and statements to the Limited Partners including: 1) a monthly unaudited income statement of the Fund's activities; 2) annual audited financial statements, and; 3) tax information necessary for the preparation of the Limited Partners' annual federal income tax returns.

FEDERAL INCOME TAX ASPECTS

The following constitutes the opinion of Malik Law Group LLC and summarizes the material federal income tax consequences to individual investors in the Fund. The following is based upon interpretations of existing laws in effect on the date of this Prospectus, and no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with the interpretations or that changes in such laws will not occur.

Partnership Tax Status

The General Partner anticipates that the Fund will be treated as a partnership for Federal income tax purposes and, provided that at least 90% of the gross income of the Fund constitutes "qualifying income" within the meaning of Section 7704(d) of the Code, the Fund will not be a publicly traded partnership treated as a corporation. The General Partner believes it is likely, but not certain, that the Fund will meet this income test. The Fund has not requested, and does not intend to request, a ruling from the Internal Revenue Service ("IRS") concerning its tax treatment. The foregoing statements are not binding on the IRS or the courts and is subject to any changes in applicable tax laws.

Deleted: has obtained an opinion of counsel to the effect

Deleted: assuming

Deleted: will constitute

Deleted: An opinion of counsel is

Taxation of Limited Partners on Gains and Losses of the Fund

Each Limited Partner must pay tax on his share of the annual income and gains of the Fund, if any, even if the Fund does not make any cash distributions. The Fund generally allocates its gains and losses equally to each Limited Partner's capital account. However, a Limited Partner who withdraws from the Fund will be allocated his share of the Fund's capital gains and losses in order that the amount of cash the Limited Partner receives for such withdrawal equals the Limited Partner's adjusted tax basis in that part of their capital account that has been withdrawn, less any offering or syndication expenses allocated to that part of their capital account that has been withdrawn. A Limited Partner's adjusted tax basis in that part of their capital account that has been withdrawn equals the amount originally contributed to such capital account, increased by income or gains allocated to the capital account and decreased (but not below zero) by fees, distributions, deductions, or losses allocated to the capital account.

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Deduction of Losses by Limited Partners

A Limited Partner may deduct losses only to the extent of his tax basis in his capital account. Generally, a Limited Partner's tax basis in his capital account is the amount contributed to such capital account reduced (but not below zero) by his share of any Fund fees, distributions, losses, and expenses and increased by his share of Fund income and gains. However, a Limited Partner subject to "at-risk" limitations (generally, non-corporate taxpayers and closely-held corporations) can only deduct losses to the extent he is "at-risk." The "at-risk" amount is similar to tax basis, except that it does not include any amount borrowed on a non-recourse basis or from someone with an interest in the Fund.

"Passive-Activity Loss Rules" and Their Effect on the Treatment of Income and Loss

The investment activities of the Fund are not a "passive activity." Accordingly, a Limited Partner can deduct Fund losses from taxable income. However, a Limited Partner cannot offset losses from "passive activities" against Fund gains.

Cash Distributions and Withdrawals

Cash received from the Fund by a Limited Partner as a distribution with respect to his capital account or in withdrawal of less than all of his capital account generally is not reportable as taxable income by a Partner, except as described below. Rather, such distribution reduces (but not below zero) the total tax basis of the remaining capital account in the Fund held by the Limited Partner after the withdrawal. Any cash distribution by the Fund in excess of a Limited Partner's adjusted tax basis for his capital account is taxable to him as gain from the withdrawal or transfer of such capital account. Because a Limited Partner's tax basis in his capital account is not increased on account of his distributive share of the Fund's income until the end of the Fund's taxable year, distributions during the taxable year could result in taxable gain to a Limited Partner even though no gain would result if the same distributions were made at the end of the taxable year. Furthermore, the share of the Fund's income allocable to a Limited Partner at the end of the Fund's taxable year would also be includable in the Limited Partner's taxable income and would increase their tax basis in their remaining capital account as of the end of such taxable year.

Withdrawals by a Limited Partner will result in the recognition of gain or loss for federal income tax purposes. Such gain or loss will be equal to the difference, if any, between the amount of the cash distribution and the Limited Partner's adjusted tax basis for their capital account. A Limited Partner's adjusted tax basis for his capital account includes for this purpose their distributive share of the Fund's income or loss for the year of such withdrawal.

Gain or Loss on Section 1256 Contracts and Non-Section 1256 Contracts

Section 1256 Contracts are futures and most options traded on U.S. exchanges and certain foreign currency contracts. For tax purposes, Section 1256 Contracts that remain open at year-end are treated as if the position were closed at year-end. The gain or loss on Section 1256 Contracts is characterized as 60% long-term capital gain or loss and 40% short-term capital gain or loss, regardless of how long the position was open. Gain and loss from these non-Section 1256 Contracts is generally short-term capital gain or loss or ordinary income or loss.

Tax on Capital Gains and Losses

Long-term capital gains — net gain on capital assets held more than one year and 60% of the gain on Section 1256 Contracts — are taxed at a maximum rate of 15%. Short-term capital gains — net gain on capital assets held one year or less and 40% of the gain on Section 1256 Contracts — are subject to tax at the same rates as ordinary income. Individual taxpayers can deduct capital losses only to the extent of their capital gains plus $3,000. Accordingly, the Fund could suffer significant losses and a Limited Partner could still be required to pay taxes on their share of the Fund's interest income. An individual taxpayer can carry back net capital losses on Section 1256 Contracts three years to offset earlier gains on Section 1256

Contracts. To the extent the taxpayer cannot offset past Section 1256 Contract gains, he can carry forward such losses indefinitely as losses on Section 1256 Contracts.

Interest Income

Interest received by the Fund is taxed as ordinary income. Net capital losses can offset ordinary income only to the extent of $3,000 per year. See "Tax on Capital Gains and Losses," above.

Limited Deduction for Certain Expenses

The General Partner does not consider the management fees and the incentive allocations, as well as other ordinary expenses of the Fund and each capital account therein, to be investment advisory expenses or other expenses of producing income. Accordingly, the General Partner intends to treat these expenses as ordinary business deductions not subject to the material deductibility limitations which apply to investment advisory expenses. The IRS could contend otherwise and to the extent the IRS recharacterizes these expenses, a Limited Partner would have the amount of the ordinary expenses allocated to them reduced accordingly.

Syndication Fees

Neither the Fund nor any Limited Partner is entitled to any deduction for syndication expenses, if any, in the year they reduce net asset value, nor can these expenses be amortized by the Fund or any Limited Partner even though the payment of such expenses reduces net asset value.

Investment Interest Deductibility Limitations

Individual taxpayers can deduct "investment interest" — interest on indebtedness allocable to property held for investment — only to the extent that it does not exceed net investment income. Net investment income does not include adjusted net capital gain taxed at the lower rate.

Unrelated Business Taxable Income

Tax-exempt Limited Partners will not be required to pay tax on their share of income or gains of the Fund, provided that such Limited Partners do not purchase Interests in the Fund with borrowed funds and that the Fund's accounts do not utilize leverage.

Taxation of Foreign Limited Partners

A Limited Partner who is a non-resident alien individual, foreign corporation, foreign partnership, foreign trust, or foreign estate (a "Foreign Limited Partner") generally is not subject to taxation by the United States on capital gains from commodity or derivatives trading, provided that such Foreign Limited Partner (in the case of an individual) does not spend more than 182 days in the United States during his or her taxable year, and provided further, that such Foreign Limited Partner is not engaged in a trade or business within the United States during a taxable year to which income, gain, or loss is treated as "effectively connected." An investment in the Fund should not, by itself, cause a Foreign Limited Partner to be engaged in a trade or business within the United States for the foregoing purposes, assuming that the investment activities of the Fund will be conducted as described in this Prospectus. Pursuant to a "safe harbor" in the Code, an investment fund whose U.S. business activities consist solely of trading commodities and derivatives for its own account should not be treated as engaged in a trade or business within the United States provided that such investment fund is not a dealer in commodities or derivatives and that the commodities traded are of a kind customarily dealt in on an organized commodity exchange. The General Partner has advised Malik Law Group LLC of the contracts that the Fund may trade in its trading program or in its managed futures accounts. Based on a review of such contracts as of the date of this Prospectus, the General Partner has been advised by its counsel, Malik Law Group LLC, that such contracts should satisfy the safe harbor. If the contracts traded in the Fund's trading program or its managed futures accounts in the future were not covered by the safe harbor, there is a risk that the Fund would be treated as engaged in a trade or business within the United States. In the event that the Fund were found to be engaged in a United States trade or business, a Foreign Limited Partner would be required to file a United States federal income tax return for such year and pay tax at full United States rates. In the case of a Foreign Limited Partner which is a foreign corporation, an additional 30% "branch profits" tax might be imposed. Furthermore, in such event the Fund would be required to withhold taxes from the income or gain allocable to such a Foreign Limited Partner under Section 1446 of the Code.

A Foreign Limited Partner is not subject to United States tax on certain interest income, including income attributable to (i) original issue discount on Treasury bills having a maturity of 183 days or less or (ii) commercial bank deposits, provided, in either case, that such Foreign Limited Partner is not engaged in a trade or business within the United States during a taxable year. Additionally, a Foreign Limited Partner not engaged in a trade or business within the United States is not subject to United States tax on interest income (other than certain so-called "contingent interest") attributable to obligations issued after July 18, 1984 that are in registered form if the Foreign Limited Partner provides the Fund with the appropriate Form W-8.

IRS Audits of the Fund and its Limited Partners

The IRS audits partnership-related items at the entity level rather than at the partner level. The General Partner acts as "tax matters partner" for the Fund, and has the authority to determine the Fund's responses to an audit. If an audit results in an adjustment, all Limited Partners may be required to pay additional taxes, interest, and penalties.

State and Other Taxes

In addition to the federal income tax consequences described above, the Fund and the Limited Partners may be subject to various state and other taxes. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS BEFORE DECIDING WHETHER TO INVEST IN THE FUND.

INVESTMENT BY EMPLOYEE BENEFIT PLANS

General

The following section sets forth certain consequences under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, which a fiduciary of an "employee benefit plan" as defined in, and subject to the fiduciary responsibility provisions of, ERISA or of a "plan" as defined in and subject to Section 4975 of the Code who has investment discretion should consider before deciding to invest any of such plan's assets in the Fund (such "employee benefit plans" and "plans" being referred to herein as "Plans," and such fiduciaries with investment discretion being referred to herein as "Plan Fiduciaries"). The following summary is not intended to be complete, but only to address certain questions under ERISA and the Code which are likely to be raised by the Plan Fiduciary's own counsel.

In general, the terms "employee benefit plan," as defined in ERISA and "plan," as defined in Section 4975 of the Code together refer to any plan or account of various types which provides retirement benefits or welfare benefits to an individual or to an employer's employees and their beneficiaries. Such plans and accounts include, but are not limited to, corporate pension and profit sharing plans, "simplified employee pension plans," Keogh plans for self-employed individuals (including partners), individual retirement accounts described in Section 408 of the Code, and medical benefit plans.

Each Plan Fiduciary must give appropriate consideration to the facts and circumstances that are relevant to an investment in the Fund, including the role an investment in the Fund plays in the Plan's investment portfolio. Each Plan Fiduciary, before deciding to invest in the Fund, must be satisfied that investment in the Fund is a prudent investment for the Plan, that the investments of the Plan, including the investment in the Fund, are diversified so as to minimize the risk of large losses, and that an investment in the Fund complies with the documents of the Plan and related trust.

EACH PLAN FIDUCIARY CONSIDERING ACQUIRING AN INTEREST IN THE FUND MUST CONSULT ITS OWN LEGAL AND TAX ADVISORS BEFORE DOING SO.

"Plan Assets"

The purchase of an Interest in the Fund by a Plan raises the issue of whether that purchase will cause, for purposes of Title I of ERISA and Section 4975 of the Code, the underlying assets of the Fund to constitute assets of such Plan. A regulation issued under ERISA (the "ERISA Regulation") contains rules for determining when an investment by a Plan in an entity will result in the underlying assets of such entity being considered assets of such Plan for purposes of ERISA and Section 4975 of the Code (*i.e.* , "plan assets"). Those rules provide that assets of an entity will not be considered assets of a Plan which purchases an equity interest in the entity if certain exceptions apply, including an exception applicable if the equity interest purchased is a "publicly-offered security" (the "Publicly-Offered Security Exception"). Another exception that may apply is the exception set forth in Section 3(42) of ERISA (the "25% Exception").

The Publicly-Offered Security Exception applies if the equity interest is a security that is (1) "freely transferable," (2) part of a class of securities that is "widely held," and; (3) either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, or (b) sold to the Plan as part of a public offering pursuant to an effective registration statement under the Securities Act of 1933 and the class of which such security is a part is registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer in which the offering of such security occurred. The ERISA Regulation states that the determination of whether a security is "freely transferable" is to be made based on all relevant facts and circumstances. The ERISA Regulation specifies that, in the case of a security that is part of an offering in which the minimum investment is $10,000 or less, the following requirements, alone or in combination, ordinarily will not affect a finding that the security is freely transferable: (i) a requirement that no transfer or assignment of the security or rights in respect thereof be made that would violate any federal or state law; (ii) a requirement that no transfer or assignment be made without advance written notice given to the entity that issued the security, and; (iii) any restriction on substitution of an assignee as "a limited partner of a partnership, including a general partner consent requirement, provided that the economic benefits of ownership of the assignor may be transferred or assigned without regard to such restriction or consent" (other than compliance with any of the foregoing restrictions). Under the ERISA Regulation, a class of securities is "widely held" only if it is of a class of securities owned by 100 or more investors independent of the issuer and of each other. A class of securities will not fail to be widely held solely because subsequent to the initial offering the number of independent investors falls below 100 as a result of events beyond the issuer's control.

The 25% Exception applies with respect to an entity if less than 25% of the total value of each class of equity interests of the entity are held by "benefit plan investors" (determined by not including the investments of persons with discretionary authority or control over the assets of such entity, of any person who provides investment advice for a fee (direct or indirect) with respect to such assets, and "affiliates" (as defined in the ERISA Regulation) of such persons; provided, however, that under no circumstances are investments by benefit plan investors excluded from such calculation). The term "benefit plan investors" includes all Plans (*i.e.* , all "employee benefit plans" as defined in and subject to the fiduciary responsibility provisions of ERISA and all "plans" as defined in and subject to Section 4975 of the Code) and all entities that hold "plan assets" (each, a "Plan Assets Entity") due to investments made in such entities by already described benefit plan investors. ERISA provides that a Plan Assets Entity is considered to hold plan assets only to the extent of the percentage of the Plan Assets Entity's equity interests held by benefit plan investors. In addition, all or a portion of an investment made by an insurance company using assets from its general account may be treated as a benefit plan investor.

During such time, if any, the Fund has more than 100 independent investors, it is expected that the Publicly-Offered Security Exception should apply to the Fund's Interests pursuant to the rules described above. During such time, as any, that the Publicly-Offered Security Exception does not apply to the Fund, as determined by the General Partner, the Fund intends to comply with the 25% Exception with respect to the Fund. This may require the Fund to restrict investments by benefit plan investors and to force mandatory withdrawals of existing benefit plan investors in the event that non-benefit plan investors withdraw from the Fund. Any such rejection of capital contributions or mandatory withdrawals will be effected in such manner as the General Partner, in its sole discretion, determines. In order to enable the General Partner to monitor the level of investment by benefit plan investors for purposes of the 25%

Exception, each investor will be required to provide representations regarding whether it is a benefit plan investor.

Ineligible Purchasers

In general, Interests in the Fund may not be purchased with the assets of a Plan if the General Partner, the administrator, any wholesaler, any additional selling agent, or any of their respective affiliates or any of their respective agents or employees: (i) has investment discretion with respect to the investment of such plan assets; (ii) has authority or responsibility to give or regularly gives investment advice with respect to such plan assets, for a fee, and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to such plan assets and that such advice will be based on the particular investment needs of the Plan; or (iii) is an employer maintaining or contributing to such Plan, except as is otherwise permissible under ERISA and Section 4975 of the Code. A party that is described in clause (i) or (ii) of the preceding sentence is a fiduciary under ERISA and the Code with respect to the Plan, and any such purchase might result in a "prohibited transaction" under ERISA and the Code.

Except as otherwise set forth, the foregoing statements regarding the consequences under ERISA and the Code of an investment in the Fund are based on the provisions of the Code and ERISA as currently in effect, and the existing administrative and judicial interpretations thereunder. No assurance can be given that administrative, judicial, or legislative changes will not occur that may make the foregoing statements incorrect or incomplete.

Acceptance of capital contributions on behalf of Plans is in no respect a representation by the Fund, the General Partner, any selling agent, or any other party related to the Fund that this investment meets some or all of the relevant legal requirements with respect to investments by any particular Plan or that this investment is appropriate for any particular Plan. The person with investment discretion should consult with his or her financial and legal advisors as to the propriety of an investment in the Fund in light of the circumstances of the particular Plan, ERISA. and current tax law.

PLAN OF DISTRIBUTION

Capital Contribution Procedure

Interests in the Fund are offered on a "best efforts" basis without any firm underwriting commitment through selling agents registered as broker-dealers and members of FINRA. Capital Contributions will be accepted during the initial offering period, scheduled to end __________ , 2013 but subject to extension for up to 3 month(s), and thereafter on an ongoing basis. After the initial offering period, capital contributions will be accepted as of the last business day of each calendar month. The minimum initial investment in Class A Interests and Class C Interests is $5,000 and the minimum initial investment in Class I Interests is $1,000,000. The minimum additional investment in Class A Interests, Class C Interests, and Class I Interests is $1,000.

In order to become a Limited Partner, an investor must complete, sign, and deliver to his or her selling agent an original of the Subscription Agreement, attached hereto as Exhibit B, together with a check in the amount of the capital contribution. Checks should be made payable to "**MA Managed Futures Fund, LP**." Capital contributions are required to be promptly transmitted to the Fund's transfer agent, Mutual Shareholder Services (the "Transfer Agent"), which maintains a non-interest bearing account for the Fund. Alternatively, capital contributions may be sent by wire transfer directly to the Transfer Agent pursuant to the instructions in the Subscription Agreement. There are no fees applicable to capital contributions held in escrow pending investment in the Fund.

Clients of certain selling agents may make capital contribution payments by authorizing their selling agent to debit their customer account for the amount of the contribution. When an investor authorizes such

Deleted: including, but not limited to, MA Capital Management, LLC.

Deleted: 2012

a debit, the investor will be required to have the amount of his or her capital contribution payment on deposit in his or her account on a settlement date specified by such selling agent. The selling agent will debit the account and transmit the debited funds directly to the Fund's escrow account via check or wire transfer. The settlement date specified by such selling agents shall be no later than the termination of the initial offering period and, thereafter, the applicable month-end closing date until termination of the offering occurs on May 22, 2015.

Investors must submit capital contribution payments at least five (5) business days prior to the applicable month-end closing date and may be accepted once payments are received and cleared. Capital contributions are final and binding on an investor as of the close of business on the fifth business day following the submission of the investor's Subscription Agreement to the investor's selling agent.

The General Partner will determine, in its sole discretion, whether to accept or reject a capital contribution, in whole or in part. The General Partner will make its determination within five (5) business days of receipt of a capital contribution. The General Partner will notify investors of, and will return, rejected contributions to investors within five (5) business days following the end of the month in which the contribution was rejected, or sooner if practicable. The selling agents will confirm sales to their customers generally within five (5) business days of the month-end closing date, and investors will thereafter receive monthly account statements from the Fund. The General Partner will make every reasonable effort to determine the suitability of prospective investors through information received on the Subscription Agreement.

Marketing of Interests

Class A Interests. The Class A Interests will be marketed through broker-dealers. The principals of the General Partner, MA Capital Management, LLC, will identify the licensed broker-dealers who will be responsible for marketing the Fund's Class A Interests. After identifying such broker-dealers, the principals of the General Partner will explain all aspects of the Fund's management, investment methodology, risks, and return expectations to such persons. Additionally, the principals of the General Partner may conduct education webinars to explain the benefits of the Fund's strategy as well as the risks involved and to answer the various questions that may arise. The principals will also explain the fee structure whereby the front-end sales load will be collected by the Fund and passed on to the broker-dealer upon the execution of the investor's Subscription Agreement and receipt of their capital contribution. At this point, the General Partner will provide electronic copies of this Prospectus and the Fund's Subscription Agreement to the broker-dealers. All sales commission calculations and payments will be handled by the Fund's administrator.

Class C Interests and Class I Interests. The Class C Interests and Class I Interests will be marketed through various channels, including registered investment advisers ("RIAs"), direct marketing channels, and database listings. The procedure of marketing the Class C and Class I Interests through RIAs is substantially similar to that described for the marketing of Class A Interests through broker-dealers, described above. For the General Partner's direct marketing channels, the principals of the General Partner will utilize the internet heavily in their marketing campaign, including banner advertising, pay-per-click advertisements on financial news websites, and other channels to drive traffic to the General Partner's website. Furthermore, the General Partner will utilize a direct marketing campaign to approach qualified investors who have expressed an interest in the Fund. As Mr. Agarwal has been writing educational articles for various publications and maintains an active website, the General Partner has built up a large list of followers. The General Partner will be utilizing this list, along with potentially renting lists from additional sources. Finally, the principals of the General Partner may conduct educational webinars to explain the benefits of the Fund's strategy as well as the risks involved in an investment, as well as to answer the various questions that these potential investors may have. Finally, for the database listings marketing campaign, the principals of the General Partner will list the Fund on several managed futures and hedge fund databases like BarclayHedge, HFR, IASG, etc. to gain exposure to potential investors as well as prospective third party sub-advisors.

Service Providers

Transfer Agent. The Fund has retained Mutual Shareholder Services as its transfer agent. As transfer agent, Mutual Shareholder Services will provide the following services: processing all investor capital contributions, transfers, and withdrawals; preparation of all account statements sent to Limited Partners; performing due diligence on prospective investors in compliance with applicable United States anti-money laundering requirements, and; performing due diligence on prospective investors in compliance with United States Office of Foreign Assets Control requirements.

Administrator. The Fund has retained NAV Consulting, Inc. as its administrator. As administrator, NAV Consulting, Inc. will perform the following functions: calculation of the Fund's net asset value; paying the Fund's fees and expenses in accordance with the Fund's governing documents, and; reconciling cash and positions with statements from the Fund's prime brokers, custodians, and other institutions.

Custodian. The Fund has retained Huntington National Bank as its custodian. As custodian, Huntington National Bank will hold all capital contributions deposited by Limited Partners and the custodian will hold all of the Fund's excess capital as well. Any income from deposits held at Huntington National Bank will be paid to the Fund.

The Selling Agents

Capital contributions are subject to the selling commissions described below.

Investors in Class A Interests will pay a front-end sales load on each capital contribution to the Fund equal to the following schedule: for capital contributions of less than $50,000: 5.0%; less than $100,000 but at least $50,000: 4.0%; less than $250,000 but at least $100,000: 3.0%; less than $500,000 but at least $250,000: 2.5%; less than $750,000 but at least $500,000: 2.0%; less than $1,000,000 but at least $750,000: 1.5%; at least $1,000,000: no front-end sales load. The front-end sales load will reduce the initial net asset value assigned to the capital account of Class A investors. Payments of front-end sales loads may be made directly to third party selling agents or may be paid indirectly through payment to the Fund, which then forwards the front-end sales load to the selling agent. The General Partner may waive the front-end sales load for any Class A Limited Partner.

Investors in Class C Interests will pay an annual sales fee on the net asset value of their capital account as of the first day of each calendar month equal to the following schedule: for capital contributions of less than $100,000: 1.5%; less than $500,000 but at least $100,000: 1.0%; less than $1,000,000 but at least $500,000: 0.5%; at least $1,000,000: no annual sales fee. The annual sales fee is charged monthly in advance and is based on each Class C Investor's capital base, net of gains or losses, including additional capital contributions and less any withdrawals. The annual sales fee will be treated as an expense and will be charged in connection with a Class C capital account in perpetuity. Payments of annual sales fee may be made directly to third party selling agents or may be paid indirectly through payment to the Fund, which then forwards the annual sales fee to the selling agent. The General Partner may waive the annual sales fee for any Class C Limited Partner.

Investors in Class I Interests are not charged selling commissions.

The General Partner will retain selling agents to assist with marketing the Fund.

The selling agents will determine the suitability of prospective investors in the Fund, pursuant to NASD Rule 2810, based upon information contained in the Subscription Agreement as well as documents furnished to the selling agents by their customers in opening accounts.

No selling agent shall make an investment in the Fund on behalf of a client for which it has discretionary trading authority without prior written approval of the investment by the client.

Deleted: The front-end sales load may be paid to the General Partner or another selling agent, or may be split between such parties.

Deleted: General Partner

Deleted: some or all of

Deleted: The annual sales fee may be paid to the General Partner or another selling agent, or may be split between such parties.

Deleted: General Partner

Deleted: some or all of

Deleted: may

Deleted: additional

The selling agents will use their best efforts to locate investors for the Fund but are not required to meet any predetermined total capital contribution amount.

Investors should note that the selling agents will be deemed to be statutory underwriters of the Fund.

Other than as described above, no person will pay any commissions or other compensation in connection with the solicitation of capital contributions.

Deleted: may

Selling Agent Compensation Table

Nature of Payment	Recipient	Amount of Payment
Selling Commissions	Selling agents	Class A: front-end sales load on each capital contribution to the Fund equal to the following schedule: for contributions of less than $50,000: 5.0%; less than $100,000 but at least $50,000: 4.0%; less than $250,000 but at least $100,000: 3.0%; less than $500,000 but at least $250,000: 2.5%; less than $750,000 but at least $500,000: 2.0%; less than $1,000,000 but at least $750,000: 1.5%; at least $1,000,000: no front-end sales load. Class C: annual sales fee on the net asset value of each capital account equal to the following schedule: for contributions of less than $100,000: 1.5%; less than $500,000 but at least $100,000: 1.0%; less than $1,000,000 but at least $500,000: 0.5%; at least $1,000,000: no annual sales fee. The annual sales fee is charged monthly in advance and is based on each Class C Investor's capital base, net of gains or losses, including additional capital contributions and less any withdrawals. The annual sales fee will be treated as an expense and will be charged in connection with a Class C capital account in perpetuity. Class I: no selling compensation.

Deleted: MA Capital Management, LLC and additional selling agents

CERTAIN LEGAL MATTERS

Malik Law Group LLC, located in Atlanta, Georgia, served as legal counsel to the General Partner in connection with the preparation of this Prospectus. Malik Law Group LLC may continue to serve in such capacity in the future, but has not assumed any obligation to update this Prospectus. Malik Law Group LLC may advise the General Partner in matters relating to the operation of the Fund on an ongoing basis. Malik Law Group LLC does not represent and has not represented the prospective investors or the Fund in the course of the organization of the Fund, the negotiation of its business terms, the offering of the Fund's Interests, or in respect of its ongoing operations. *Prospective investors must recognize that, as they have had no representation in the organization process, the terms of the Fund relating to themselves and the Fund's Interests have not been negotiated at arm's length*

Malik Law Group's engagement by the General Partner in respect of the Fund is limited to the specific matters as to which it is consulted by the General Partner and, therefore, there may exist facts or circumstances which could have a bearing on the Fund's (or the General Partner's) financial condition or operations with respect to which Malik Law Group LLC has not been consulted and for which Malik Law Group LLC expressly disclaims any responsibility. More specifically, Malik Law Group LLC does not undertake to monitor the compliance of the General Partner and its affiliates with the investment program, valuation procedures, and other guidelines set forth herein, nor does it monitor compliance with applicable laws. In preparing this Prospectus, Malik Law Group LLC relied upon information furnished to it by the Fund and/or the General Partner, and did not investigate or verify the accuracy and completeness of information set forth herein concerning the General Partner, the Fund's service providers, and their respective affiliates and personnel.

EXPERTS

The statement of financial condition of MA Managed Futures Fund, LP as of December 31, 2012, appearing elsewhere herein, has been included in reliance upon reports of Arthur F. Bell, Jr. & Associates, L.L.C., an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. Arthur F. Bell, Jr. & Associates, L.L.C.'s consent to the inclusion of their report dated February 8, 2013 on the statement of financial condition of MA Management Futures Fund, LP has been included as Exhibit D to this Prospectus.

The independent auditor's report and financial statement of MA Capital Management, LLC as of December 31, 2012, appearing elsewhere herein, has been included in reliance upon reports of Mark Escoffrey, P.A., and upon the authority of said firm as experts in accounting. Mark Escoffrey, P.A.'s consent to the inclusion of their report dated February 19, 2013 on the statement of financial condition of MA Capital Management, LLC has been included as Exhibit E to this Prospectus.

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INDEX TO FINANCIAL STATEMENTS

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MA MANAGED FUTURES FUND, LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash	$	2,952
Organizational costs		6,715
Total assets	$	9,667

LIABILITIES

Payable to General Partner	$	6,715

CAPITAL

General Partner interest		0
Initial Limited Partner Class A interest		2,952
Total capital		2,952
	$	9,667

See accompanying notes

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MA MANAGED FUTURES FUND, LP

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. <u>ORGANIZATION</u>

MA Managed Futures Fund, LP (the "Fund") was organized on October 26, 2011 under the Delaware Revised Limited Partnership Act. At this time, the only capital contributed to the Fund is the original capital contribution of $3,000 to Class A by Mr. Monty Agarwal (the "Initial Limited Partner") minus miscellaneous bank charges incurred as of the date of the Statement of Financial Condition. Monty Agarwal is the Managing Partner of MA Capital Management LLC, the General Partner of the Fund. The amount contributed by the Initial Limited Partner is in addition to the total capital contribution amount offered pursuant to this Prospectus. Monty Agarwal will maintain an investment in the Fund of at least $3,000, but may withdraw any excess above such level in the Fund at any calendar month-end. The General Partner and the Limited Partners will share in any gains and losses of the Fund in proportion to their respective capital accounts, subject to the General Partner's receipt of certain fees and expenses as set forth in the Fund's Agreement of Limited Partnership. Capital contributions will be held in cash or invested in U.S. Treasury securities, and other cash equivalents and used to trade in futures, options on futures, and forward <u>currency</u> contracts or invested in managed futures funds and managed futures accounts managed by third party sub-advisors.

Note 2. <u>CAPITAL CONTRIBUTIONS</u>

The Fund offers three classes of limited partnership interests: Class A, Class C or Class I Interests. The front-end sales load and annual sales fee (see Note 4) differ between Classes but in all other respects, the Class A, C and I Interests will be identical and will be traded pursuant to the same trading program.

After a Limited Partner makes a capital contribution to the Fund, a capital account will be created for such Limited Partner. In each case, the initial aggregate net asset value of a Limited Partner's capital account will equal the dollar amount of the Limited Partner's capital contribution less any front-end sales load (Class A Interests only). In accordance with the Fund's Limited Partnership Agreement, the Limited Partner's capital account balance will be adjusted to reflect additional capital contributions or withdrawals by such Limited Partner. Income or loss, prior to annual sales fees and the General Partner's incentive allocation, will be allocated monthly to the capital accounts of each Limited Partner on a pro rata basis based upon each Limited Partner's capital account balance. Each Limited Partner will then be assessed their applicable annual sales fees (Class C Interests only), if any, and their applicable General Partner incentive allocation.

Note 3. <u>ORGANIZATIONAL AND INITIAL OFFERING COSTS</u>

Organizational and initial offering costs will be borne by the Fund through reimbursement to the General Partner. As of the date of the Statement of Financial Condition, the General Partner has incurred $6,715 of organizational costs which will be expensed by the Fund upon the commencement of operations. As of the date of the Statement of Financial Condition, the General Partner has incurred $56,730 of initial offering costs. In addition, the General Partner expects to incur approximately $30,000 of initial offering costs upon the commencement of operations. Such initial offering costs will be amortized into expense over the first 12 months of operations. The Fund's obligation to reimburse the General Partner for the organizational and initial offering costs is contingent upon the successful offering of the Partnership interests.

Note 4. <u>CHARGES TO THE FUND AND EACH CAPITAL ACCOUNT THEREIN</u>

Upon commencement of operations, the fees and expenses applicable to the Fund and each Limited Partner's capital account will be as follows:

Note 4. CHARGES TO THE FUND AND EACH CAPITAL ACCOUNT THEREIN (CONTINUED)

General Partner Fees and Allocations

- A management fee payable to the General Partner of 1/12 of 1% of the monthly net asset value of each capital account, payable in advance (a 1% annual rate).

- Each Limited Partner's capital account is also charged an incentive allocation equal to ten percent (10%) of such capital account's new appreciation, including realized and unrealized gains and losses, for each fiscal quarter. New appreciation is the increase in the capital account's net asset value since the last time an incentive allocation was paid or, if no incentive allocation has been paid, since the Partner's initial capital contribution. The incentive allocation will be adjusted pro rata for capital contributions and withdrawals.

Third Party Sub-Advisors' Fees

- A management fee payable to each third party sub-advisor to the Fund, equal to a maximum of 2% of the actual (as opposed to notional) net asset value of assets managed by such sub-advisor, payable at such regular intervals, either in arrears or in advance, as the General Partner and such sub-advisor may agree. The General Partner anticipates that approximately 90% of the Fund's net assets will be managed by third party sub-advisors to managed futures funds or managed futures accounts in which the Fund invests.

- The Fund may also be charged an incentive fee of up to twenty percent (20%) of the new appreciation, including realized and unrealized gains and losses, attributable to the Fund's assets managed by a third party sub-advisor on such schedule as the General Partner and such third party sub-advisor may agree. New appreciation is the increase in the net asset value of the assets managed by such third party sub-advisor since the last time an incentive fee was paid or, if no incentive fee has been paid, since the Fund's allocation of assets to such third party sub-advisor. Such incentive fee may be paid directly out of the assets of the Fund held with such third party sub-advisor prior to being charged pro rata against each Limited Partner's capital account.

Sales Charges

- Investors in Class A Interests will pay a front-end sales load on each capital contribution to the Fund equal to the following schedule: for contributions of less than $50,000: 5.0%; less than $100,000 but at least $50,000: 4.0%; less than $250,000 but at least $100,000: 3.0%; less than $500,000 but at least $250,000: 2.5%; less than $750,000 but at least $500,000: 2.0%; less than $1,000,000 but at least $750,000: 1.5%; at least $1,000,000: no front-end sales load. The front-end sales load will reduce the initial net asset value of such investor's capital account. Payments of front-end sales loads may be made directly to third party selling agents or may be charged to an investor by the Fund, which then remits payment to the selling agents on the investor's behalf. The General Partner may waive the front-end sales load for any Class A Limited Partner.

  Investors in Class C Interests will pay a sales fee on the net asset value of their capital account equal to the following schedule: for contributions of less than $100,000: 1.5% per annum; less than $500,000 but at least $100,000: 1.00% per annum; less than $1,000,000 but at least $500,000: 0.5% per annum; at least $1,000,000: no sales fee. The sales fee is charged monthly in advance and is based on each Class C Investor's capital balance, net of gains or losses, including additional capital contributions and less any withdrawals. The sales fee will be charged on the net asset value of a Class C capital account, as applicable, in perpetuity.

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Payments of annual sales fee will be remitted to third party selling agents by the Fund on the investor's behalf. The General Partner may waive the sales fee for any Class C Limited Partner.

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¶

Note 4. CHARGES TO THE FUND AND EACH CAPITAL ACCOUNT THEREIN (CONTINUED)

Sales Charges (continued)

Investors in Class I will not pay an annual sales fee or a front-end sales load.

Brokerage Commissions and Trading Fees

- Combined futures brokerage expenses and other charges of the Fund's trading program, together with the managed futures funds and managed futures accounts in which the Fund invests, estimated to be around 1.00% of the average net assets of the Fund per year.

Operating and Ongoing Offering Expenses

- Actual operating and ongoing offering expenses, including the costs of updating the Fund's Prospectus, such as legal, auditing, administration, printing, and postage costs, together with the expenses of the managed futures funds in which the Fund invests, in total estimated to be 0.50% of average month-end net assets per year of the Fund. The General Partner will assume liability for operating expenses in excess of 1.00% of average month-end net assets per year of the Fund.

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Note 5. WITHDRAWALS

A Limited Partner may withdraw from the Fund, in whole or in part, as of the end of each calendar month. A request for less than a full withdrawal that would reduce the net asset value of a remaining Limited Partner's capital account below $1,000 will be treated as a request for withdrawal in full. Limited Partners must transmit a written withdrawal request to the General Partner or the Fund's administrator not less than thirty (30) days prior to the end of the calendar month (or such shorter period as permitted by the General Partner) as of which such withdrawal is to be effective. The request for withdrawal must specify the dollar amount for which withdrawal is sought unless a full withdrawal is requested. Withdrawal proceeds will generally be paid within thirty (30) days after the effective date of the withdrawal. However, in special circumstances, including, but not limited to, inability to liquidate dealers' positions as of a withdrawal date or default or delay in payments due from clearing brokers, banks, or other persons or entities, the Fund may in turn delay payment to persons requesting withdrawals of that part of the net assets of the Fund represented by the sums that are the subject of such default or delay, and withdrawing Limited Partners will be paid their pro rata portion of the withdrawal amount not subject to default or delay.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
MA Managed Futures Fund, LP

We have audited the accompanying statement of financial condition of MA Managed Futures Fund, LP as of December 31, 2012. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MA Managed Futures Fund, LP as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Hunt Valley, Maryland
February 8, 2013

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67

MA CAPITAL MANAGEMENT LLC

Balance Sheet
December 31, 2012

ASSETS

Current Assets	
Cash	$120,435
Property & Equipment, Net	39,428
Total assets	159,863

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Long Term Liabilities	
Stockholder Advances	105,626
Stockholder's Equity	
Contributed capital, $1.00 par value, Authorized, issued and outstanding	1,000
Additional paid-in capital	5,000
Retained earnings	48,237
	54,237
Total liabilities and stockholder's equity	$159,863

See notes to financial statements.

LIMITED PARTNERS WILL NOT RECEIVE ANY INTEREST IN THIS ENTITY.

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MA CAPITAL MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2012

Note A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of business

MA Capital Management, LLC (the Company) was organized as a limited liability company in the State of Florida in May 2009. The Company offers investment advice on global markets and hedge funds operating in those markets.

Basis of Presentation:

The financial statements have been prepared on an accrual basis.

Property and Equipment

Property and equipment are stated at cost and expenditures for additions, improvements, and betterments, if material, are generally capitalized. Normal repairs and maintenance are expensed. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the statement of income. The company uses the straight line method to depreciate its fixed assets. The estimated useful lives of property and equipment are as follows:

Furniture and Fixtures	10 years
Computer equipment	5 years

Note B. PROPERTY AND EQUIPMENT

At December 31, 2012 property and equipment consisted of the following:

Furniture and Fixtures	$	25,885
Computer equipment		34,115
		60,000
Less Accumulated depreciation		20,572
Property and equipment, net	$	39,428

Note C. RELATED PARTY TRANSACTIONS

The sole stockholder has advanced $105,626 to the company as of June 30, 2012. These amounts are unsecured, payable on demand and interest free. They are classified as long-term because it is unlikely that payment will be demanded within the next twelve months.

Note

D. LINE OF CREDIT

The Company has a line of credit with a commercial bank in the amount of $100,000. As of December 31, 2012 the company had not drawn down on this line. The line of credit bears interest of 4.5% per annum and is collateralized by the personal residence of the President of the company.

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December 31, 2011¶
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MA Capital Management, LLC (the "Company") was organized as a limited liability company in the State of Florida in May 2009. The Company offers investment advice on global markets as well as hedge funds operating in those markets. ¶
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INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of MA Capital Management, LLC

We have audited the accompanying balance sheet of MA Capital Management LLC (a Florida limited liability company) as of December 31, 2012, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of MA Capital Management LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ MARK ESCOFFREY, P.A.

Palm Beach Gardens, Florida

February 18, 2013

71

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This Prospectus is in two parts: a Disclosure Document and a Statement of Additional Information. These parts are bound together and may not be distributed separately.

PART TWO — STATEMENT OF ADDITIONAL INFORMATION

MA MANAGED FUTURES FUND, LP

The date of this Part Two: February 20, 2013
The date of the Fund's most recent Prospectus and Disclosure Document: February 20, 2013

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Both the Disclosure Document and Statement of Additional Information must be provided to prospective investors.

TABLE OF CONTENTS

Part Two – Statement of Additional Information

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WHY MA MANAGED FUTURES FUND?

The MA Managed Futures Fund is a multi-strategy managed futures fund which can be accessed with a low investment minimum of $5,000. Additionally, the fact that it is managed by personnel with vast experience in trading for some of the largest banks in the world as well as managing traders makes this a unique investment alternative.

Following are some of the benefits offered by the MA Managed Futures Fund:

1. Access with a low investment minimum: A typical multi-strategy managed futures portfolio would require $5mm to $10mm to construct for any individual investor. However, the Fund provides the investor with access to its managed futures portfolio with a minimum investment of $5,000 (for Class A Interests and Class C Interests).

2. A Systematic approach to investing the Fund's assets: The General Partner anticipates that the Fund will only select strategies that are at-least 90% systematic in nature, where "systematic" is defined as having, showing, or involving a system, method or plan. For example the Fund will seek systematic strategies where the buy and sell signals are generated by a well-tested and robust computer algorithm as opposed to strategies influenced or determined by human emotions, biases, or other discretionary factors. In the General Partner's opinion, this leads to a more disciplined approach to money management when compared to strategies reliant upon decisions which can be influenced by human emotions.

3. Leverage and Risk Management: The General Partner's personnel has been trading derivative instruments since 1993 across various asset classes and on global exchanges. This, in the General Partner's opinion, gives it an edge when it comes to striking the right balance between risk and reward when constructing and managing the Fund's portfolio.

4. Dynamic Allocation: The Fund's investment strategy involves a very dynamic approach to capital allocation. This means that the strategies that are picked for the portfolio as well as the amount of capital allocated to these strategies will not be fixed but will vary based on changing market conditions as well as the profitability of the underlying strategies. A dynamic approach to the markets is, in the General Partner's opinion, the best way to provide safety and generate profits in a fast changing investment world.

5. Experience: The General Partner regards its experience as one of the strongest benefits offered to the investors of the MA Managed Futures Fund. The experience of the personnel of the General Partner has been described above.

Why A Fund Trading in Futures Products and Investing in Managed Futures Funds and Accounts?

Futures investments are intended to generate medium to long-term capital growth and provide global portfolio diversification. A primary reason to invest in futures products, such as those to be invested in by MA Managed Futures Fund, LP, is to provide a non-correlated investment to a portfolio of traditional stock and bond investments that has the potential to improve returns and lower the portfolio's volatility. This is possible because futures products historically have not been correlated to traditional markets, such as stocks and bonds.

Historical Non-Correlated Performance

Historically, futures investments have had very little correlation to the stock and bond markets.[1] While there is no guarantee of positive performance in a managed futures component of a portfolio, the non-correlation characteristic of futures can improve risk adjusted returns in a diversified investment portfolio. Having the ability to go long and short provides managed futures the opportunity to make potentially profitable trades in both up or down markets. In other words, gain or loss in the future is not necessarily dependent on economic cycles. *There can be no assurance, however, that the Fund, the managed futures*

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[1] Source: CME Group, *10 Compelling Reasons to Consider Adding Managed Futures to Your Portfolio*. http://www.cmegroup.com/education/files/RT-177_WhyMFSS_HR.pdf (2012).

funds, and the managed futures accounts in which the Fund invests will trade profitably in the futures and forward currency markets or not incur losses. Furthermore, non-correlation means that the Fund may experience losses or reduced gains when the general equity and financial markets are in a growth phase enjoying rising prices.

Increase Returns and Reduce Volatility

Managed futures, as well as commodities, when used in conjunction with traditional asset classes, may reduce risk, while at the same time potentially increase returns.[2]

Low Correlation to Traditional Asset Classes and Other Alternative Asset Classes

Because they trade in numerous financial and commodities futures markets ranging from cotton to palladium and currencies to stock indices, managed futures funds, in aggregate, have historically experienced low long-term correlation to most traditional asset classes, including stocks, bonds, and real estate. Managed future funds may provide a valuable element of diversification to an investor's Portfolio, even one in which other alternative asset classes are represented, because of the low correlation of their returns to the returns of other alternative asset classes, including many hedge fund strategies. The Fund will give its investors access to such futures products in addition to managed futures funds and managed futures accounts. *There can be no assurance, however, that the Fund's performance will be non-correlated to the performance of traditional asset classes or that it will not experience sustained periods of significant correlation to the performance of traditional asset classes.*

Non-Correlated Investments within the Fund

The third party commodity pool operators and sub-advisors of the managed futures funds and managed futures accounts in which the Fund will invest may trade on more than 100 financial and commodities futures markets, many of which react differently from each other to the same economic or market condition. Broadly diversifying across a wide range of futures markets can increase the potential to trade profitably while protecting the overall portfolio from extensive losses from a single market.

Potential to Profit in Bull and Bear Markets

Managed futures funds, unlike most mutual funds, which are "long only", have the potential to profit from market movements in both directions.[3] By having the ability to "go short," managed futures funds may also profit from anticipating that a future's price will go down in the future. This potential to profit, whether markets are rising or falling around the globe, makes managed futures particularly attractive as a diversification tool. *There can be no assurance, however, that the General Partner or any of the Fund's third party sub-advisors or managed futures funds will correctly select futures positions on the Fund's behalf or that the Fund will not incur losses. Unlike a mutual fund, Limited Partners in the Fund have no right to evaluate the Fund's underlying investments.*

Global Diversification within a Single Investment

Futures and related contracts can be traded in many countries, which makes it possible to diversify risk around the globe. This diversification is available both geographically and across market sectors. For example, an investor can trade interest rates, stock indices, and currencies in several countries around the world, as well as energy and metals. While the managed futures funds and managed futures accounts in which the Fund invests will trade across a diverse selection of global markets, an investment in the Fund is not a complete investment program but, rather, should be considered as a diversification opportunity for an overall portfolio. *However, if the Fund does not invest profitably, and there can be no assurance that it will do so, the potential diversification benefits of an investment in the Fund will not be realized.*

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[2] Source: CME Group, *10 Compelling Reasons to Consider Adding Managed Futures to Your Portfolio*.
[3] Source: CME Group, *10 Compelling Reasons to Consider Adding Managed Futures to Your Portfolio*.

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Convenience

Through an investment in the Fund, investors can participate in global markets and opportunities without needing to master complex trading strategies and monitor multiple international markets.

Liquidity

In most cases the markets to be traded by the General Partner or the managed futures funds and managed futures accounts in which the Fund invests are highly liquid. Some markets trade 24 hours on business days. While there can be cases where there may be no buyer or seller for a particular futures contract, third party sub-advisors and commodity pool operators will typically select markets for investment based upon, among other things, their perceived liquidity. Exchanges impose limits on the amount that a futures price can move in one day. Situations in which markets have moved the limit for several days in a row have not been common, but do occur. Investors may withdraw all or a portion of their capital accounts on a monthly basis.

Limited Liability

Investors' liability is limited to the amount of their investment in the Fund. Investors will not be required to contribute additional capital to the Fund.

Material Differences between Managed Futures Accounts and Managed Futures Funds

The Fund will be invested heavily in both managed futures accounts and managed futures funds, which will be managed by a third party sub-advisor or commodity pool operator, respectively. There are a number of material differences between these investments. First, a managed futures account is the sole property of the Fund, as the Fund will be the only investor in such accounts, whereas the Fund may be one of a number of beneficial owners in each managed futures fund in which it invests. As a result, the Fund will be directly responsible for all fees and expenses incurred by each managed futures account, whereas it will be responsible for only its pro rata share of such fees and expenses incurred by each managed futures fund. Additionally, for each managed futures account, the Fund will not enjoy any economies of scale, but will instead solely rely on leverage in order to increase the gross assets traded in such accounts. However, the Fund will have more flexibility with regard to managed futures accounts as opposed to managed futures funds, the latter of which may be subject to lock-ups (minimum commitment periods), infrequent withdrawals, gating, and other restrictions on the Fund's investment. Finally, there will generally be greater oversight of the third party sub-advisor to any managed futures account, as the General Partner may actively review the sub-advisor's trading activities and the Fund's positions, whereas the General Partner typically will not be able to see the underlying trading activities and positions of the managed futures funds in which it invests.

Despite its best efforts, there can be no assurance that the General Partner's investment program will succeed in its stated objectives. The foregoing promotional and speculative statements are solely the opinion of the General Partner.

REGULATION

The U.S. futures markets are regulated under the Commodity Exchange Act, which is administered by the Commodity Futures Trading Commission ("CFTC"), a federal agency created in 1974. The CFTC licenses and regulates commodity exchanges, commodity pool operators, commodity trading advisors, and clearing firms which are referred to in the futures industry as "futures commission merchants." The General Partner is registered with the CFTC as a commodity pool operator and as a commodity trading advisor. Futures professionals are also regulated by the NFA, a self-regulatory organization for the futures industry that supervises the dealings between futures professionals and their customers. If the pertinent CFTC licenses or NFA memberships were to lapse, be suspended, or be revoked, the General Partner would be unable to act as the Fund's commodity pool operator.

The CFTC has adopted disclosure, reporting, and recordkeeping requirements for commodity pool

operators. The reporting rules require pool operators to furnish to the participants in their pools a monthly statement of account, showing the pool's income or loss and change in net asset value, and an annual financial report, audited by an independent certified public accountant. The CFTC and the exchanges have pervasive powers over the futures markets, including the emergency power to suspend trading and order trading for liquidation of existing positions only. The exercise of such powers could adversely affect the Fund's trading or that of the managed futures funds or managed futures accounts in which it invests.

The CFTC has established limits on the maximum net long or net short positions which any person may hold or control in certain, primarily agricultural and grain, futures contracts. Certain accounts controlled by the General Partner, including the accounts of the Fund, may be combined for speculative position limit purposes. If positions in those accounts were to approach the level of the particular speculative position limit, the General Partner may modify the investment allocations for the Fund or the Fund may be forced to liquidate certain futures positions in its managed accounts, possibly resulting in losses. Additionally, the CFTC has recently proposed new position limits and may do so again in the future; current and proposed position limits may have a material adverse impact on the Fund's operations and may limit the futures trading activities of the General Partner or any third party sub-advisor or managed futures fund.

In order to establish and maintain a futures position, a trader must make a type of good-faith deposit with its broker, known as "margin," of approximately 2%-10% of contract value. Minimum margins are established for each futures contract by the exchange on which the contract is traded. The exchanges alter their margin requirements from time to time, sometimes significantly. For their protection, clearing brokers may require higher margins from their customers than the exchange minimums. When a position is established, "initial margin" is deposited. On most exchanges, at the close of each trading day "variation margin," representing the unrealized gain or loss on the open positions, is either credited to or debited from a trader's account. If "variation margin" payments cause a trader's "initial margin" to fall below "maintenance margin" levels, a "margin call" is made, requiring the trader to deposit additional margin or have his position closed out. The Fund will buy and sell futures contracts, activities which will involve the use of margin on account. At any given time, the General Partner anticipates that approximately thirty to forty percent (30% - 40%) of the Fund's assets will be maintained in cash or cash equivalents. The General Partner also anticipates that the Fund's brokers will require a level of margin to equity of at least 5 to 1, or 20%, and that approximately seventy percent (70%) of the Fund's assets will be deposited as margin with the sub-advisors at any given time. By utilizing leverage, the Fund is inherently able to leverage the dollar value of the futures contracts traded by the Fund; accordingly, the operating profit or loss of the Fund will increase due to the increase in its dollar value of trading. As a result of this leveraging, even a small adverse movement in the price of a contract could cause the Fund major and immediate losses. Like other leveraged investments, any trade may result in losses in excess of the amount invested. To attempt to mitigate the potential downside risk, the General Partner will monitor risk measures such as downside volatility and the Fund's equity ratio.

Deleted: As the Fund will use up to 200% notional funding, this implies futures margins for the Fund of up to 40% of notional funding or a margin to equity ratio of 2.5 or higher.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act") was enacted in July 2010. The Reform Act may entail increased costs and result in burdensome reporting requirements for the Fund. The imposition of credit controls by governmental authorities or the implementation of regulations pursuant to the Reform Act might limit the Fund's trading, to the possible detriment of the Fund. Additionally, the Reform Act includes provisions that comprehensively regulate the over-the-counter ("OTC") derivatives markets for the first time. The Reform Act mandates a substantial portion of OTC derivatives be executed in regulated markets and submitted for clearing to regulated clearinghouses. The mandates imposed by the Reform Act may result in the Fund bearing higher upfront and mark-to-market margin and less favorable trade pricing.

Deleted: Page Break

THIRD PARTY SUB-ADVISORS AND MANAGED FUTURES FUNDS

As of February 20, 2013, the General Partner has identified two (2) third party sub-advisors who may trade on the Fund's behalf by managing an account of the Fund. Likewise, as of February 20, 2013, the General Partner has identified six (6) managed futures funds, each managed by a third party commodity pool operator, in which the Fund may invest. A summary description of each such third party sub-advisor's trading program and managed futures fund is set forth below. All of the material set forth below was

provided to the General Partner by the respective third party sub-advisor or commodity pool operator and the General Partner has not independently verified any statements made therein.

3rd Party Trading Programs

Covenant Capital Management of Tennessee, LLC

Covenant Capital Management of Tennessee, LLC, which also does business as Covenant Capital Management ("CCM"), is a Tennessee limited liability company which is the successor of a Delaware limited liability company organized in June, 1999. CCM was registered with the Commodity Futures Trading Commission ("CFTC") as a commodity trading advisor ("CTA") on July 30, 1999 and became a member of the National Futures Association ("NFA") on the same date. CCM's principal business address is 3100 West End Avenue, Suite 1090, Nashville, TN 37203; telephone: (615) 678-6742.

Principals

Scot Billington is the Chief Manager, the Head Trader, and a 45.05% equity holder of CCM. Scot developed the trading systems that is used by CCM and is actively involved in every aspect of CCM's business and trading. Scot has been an Associated Person, NFA Associate Member, and a listed principal of CCM since 7/30/1999 and has been a Branch Manager of CCM since 7/13/2005.

Brince Wilford is the Secretary and is a 45.05% equity holder of CCM. Brince assists in the execution of trades as directed by Mr. Billington and is actively involved in every aspect of CCM's business and trading. Brince has been an Associated Person, NFA Associate Member, and a listed principal of CCM since 7/30/1999.

Scot and Brince both spend a limited amount of time volunteering in consulting roles or as board members for non-profit organizations and may continue to do so in the future.

Trading Program

CCM takes positions based on a long-term, technical, trend following system created by Mr. Billington and Mr. Wilford. Discretion is used only in extremely rare cases to interpret the existing rules of the system. Technical analysis uses the theory that a study of the markets themselves will provide a means of anticipating price changes. The system attempts to participate in long-term market trends. It does not try to predict trends. The system does not try to predict when a trend will start, how long it will last, or how high or low it will move. After a trend has occurred, CCM does not seek to explain why a trend may have occurred or why it behaved as it did. The only prediction made is that trends will continue to exist as a phenomenon of the market place.

CCM can only recognize a trend after some, most or all of it has already occurred. The system identifies when a trend *may* be beginning and enters the market at that point. The same technical analysis indicates when the trend *may* be ending, and signals to exit the market at that point. The system is set up to minimize commissions and the number of trades per market when compared to other futures trading systems. Stop losses will be placed in the market as soon as entries are made, and they will be modified weekly. A stop may not necessarily be changed from week to week. The system does not allow more than one round turn trade a week in a given market. Initial risk will be limited to a fixed percentage of the core equity (core equity is the total equity in the account less the total amount at risk in other open positions) of the account. As profits accumulate in a position, a greater percentage of risk will be tolerated; however, at a constant pre-determined level, CCM may use options or may decrease the position size to reduce risk. Exits are executed on trailing stops. Position size may be dramatically reduced to lower risk, but a position will not be exited until the market hits the pre-determined trailing stop level. CCM may use multiple triggers to enter and exit a position incrementally and at different times. CCM trades a diverse portfolio of markets and market sectors including but not limited to, metals, meats, grains, energies, softs, foreign currencies, domestic and foreign interest rates, and domestic and foreign stock indices. By broadly diversifying across a wide array of markets, CCM attempts to diminish the importance of any one position in the portfolio. The

SAI-5

individual positions are designed to be relatively small and the stops are designed to be relatively wide to avoid multiple entries and exits that increase the commission burden on an account. Larger initial risks per contract minimize the effects of large gap moves through the stop levels as a percentage of the original risk. Clients should expect annual drawdowns of at least 10-15% in this program.

CCM conducts continuing research to improve its trading methodology and risk management parameters. Markets may be added to or subtracted from the portfolio. CCM may make changes to its investment strategies without notifying current investors. Prospective clients should be aware that CCM may trade markets on foreign exchanges and may trade options as well as futures contracts.

Past Performance

Covenant Capital Management – Aggressive Program
Rate of Return

Month	2012	2011	2010	2009	2008
January	-1.42%	-2.05%	-5.88%	3.27%	5.26%
February	2.74%	2.40%	0.09%	1.40%	21.53%
March	-2.82%	-0.89%	-1.66%	-5.13%	-5.01%
April	-4.02%	5.51%	5.42%	2.82%	3.92%
May	2.36%	-4.87%	-0.45%	9.06%	3.83%
June	-5.89%	-2.53%	0.44%	-3.96%	6.38%
July	11.94%	2.20%	-0.34%	1.89%	-7.46%
August	1.99%	2.08%	1.76%	10.02%	-5.42%
September	6.19%	-0.54%	10.54%	3.40%	0.80%
October	-7.15%	-4.49%	6.82%	-6.92%	3.40%
November	0.98%	1.14%	-0.61%	12.29%	0.49%
December	2.80%	0.88%	7.08%	2.21%	-0.24%
Year	6.33%	-1.65%	24.44%	26.76%	27.58%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Name of Trading Program:	Aggressive Program
CTA Name:	Covenant Capital Management
Date CTA began Trading Accounts:	September 1999
Inception of Trading Program:	January 2004
Number of Accounts Pursuant to Program:	43
Total Nominal (actual plus notional) Assets managed by the Manger:	$295,000,000
Total Nominal Assets (actual plus notional) traded pursuant to the offered program:	$101,000,000
Largest Month Draw-down in last 5 years and year-to-date:	-7.46% (07/2008)
Largest Peak-to-valley Drawdown in last 5 years and year-to-date:	-14.68% (05/2011 – 09/2012)
Number of Accounts Traded Pursuant to the Program that were opened and closed with positive net lifetime performance:	15
The Range of Returns experience by such Accounts:	0.64% - 163.00%
Number of Accounts Traded Pursuant to the Program that were opened and closed with negative net lifetime performance:	15
The Range of Returns experience by such Accounts:	0.00% - -14.87%

*Draw-downs are losses experienced by a trading program or pool over a specified period.

Past Performance – Other Accounts

Name of Trading Program:	Original Program
CTA Name:	Covenant Capital Management
Inception of Trading Program:	September 1999
Number of Accounts Pursuant to Program:	19
Total Nominal (actual plus notional) Assets managed by the Manger:	$295,000,000
Total Nominal Assets (actual plus notional) traded pursuant to the offered program:	$49,275,000
Largest Monthly Draw-down in last 5 years and year-to-date:	-7.11% (5/2011)
Largest Peak-to-valley Drawdown in last 5 years and year-to-date:	-16.30% (1/2006 – 3/2007)
Largest Monthly Draw-down over life of the program:	-9.67% (11/2001)
Largest Peak-to-valley Drawdown in last 5 years and year-to-date:	-28.39% (6/2001 – 1/2002)

*Draw-downs are losses experienced by a trading program or pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Rate of Return – Original Program				
2012	**2011**	**2010**	**2009**	**2008**
2.12%	2.70%	23.77%	15.49%	19.20%

Saxon Investment Corporation

Saxon Investment Corporation ("Saxon") is a Nevada corporation, which is the successor to a Delaware corporation formed in January 1988. Saxon became registered with the CFTC as a CTA and commodity pool operator ("CPO") and a member of the NFA in April 1988. Saxon's principal place of business is 11555 Heron Bay Boulevard, Suite 305, Coral Springs, FL 33076; telephone: (954) 345-6430.

Principals

Howard Seidler is the President and sole shareholder of Saxon, where he is solely responsible for the trading decisions and strategies and for directing the firm's ongoing research and development of trading and money management principles. Howard has been an Associated Person, NFA Associate Member, and a listed principal of Saxon since 4/14/1988 and has been a Branch Manager of Saxon since 10/24/1988.

David Seidler is the Vice President of Saxon, where he is generally responsible for the administrative and back office activities of the firm. David has been a NFA Associate Member of Saxon since 5/4/2005, registered as an Associated Person since 5/19/2005, and has been listed as a Principal of the firm since 10/10/2005.

Trading Program

Saxon provides commodity trading advice to its clients using a diverse group of "Commodity Interests," as described below, including futures and forward contracts and related options. The goal of Saxon's trading programs is to efficiently use capital to achieve high absolute and risk-adjusted returns from the speculative trading of Commodity Interests. Saxon's trading strategy is primarily "trend-following" to this end, Saxon combines multiple rigorously researched systems to trade a diversified portfolio of futures worldwide. Saxon currently trades commodity interests on 13 exchanges in 6 countries; commodities traded include currencies, financials, "soft" metals, grains, and energy products. Through the use of proprietary money management techniques, Saxon seeks to further optimize returns. In addition, Saxon believes that the development of a trading system is an ongoing process; consequently, Saxon commits substantial resources to researching, developing, and implementing improved trading techniques, money management principles, and statistical analysis.

Saxon currently offers two trading programs: the Diversified Program and the Aggressive Diversified Program. The Aggressive Diversified Program requires a minimum investment of $2,000,000. Both programs trade based on the same trading approach in the same diversified portfolio of Commodity Interests. The programs differ with respect to a component of Saxon's money management strategy. This money management plan incorporates a "fixed fractional" strategy: the amount risked on any particular trade is a fixed percentage of the account's equity as adjusted for a) gross realized profits and losses to date and b) amounts already at risk. Under the Aggressive Diversified Program, the *percentage* of equity risked on any particular trade is greater than under the Diversified Program, but generally not more than twice as great. Consequently, the Aggressive Diversified Program entails a significantly higher degree of risk than the Diversified Program. Specifically, while the magnitude of trading gains as a percentage of account equity may be greater in the Aggressive Diversified Program than in the Diversified Program, the magnitude of trading losses as a percentage of account equity will also be correspondingly greater in the Aggressive Diversified Program, and will result in more volatility in the Aggressive Diversified Program than in the Diversified Program.

Past Performance

Saxon Investment Corporation – Aggressive Diversified Program
Rate of Return

Month	2012	2011	2010	2009	2008
January	0.00%	2.57%	-1.67%	1.08%	8.27%
February	0.06%	3.37%	0.96%	0.25%	18.10%
March	-0.07%	-0.09%	1.96%	-0.75%	0.42%
April	-0.37%	3.66%	2.86%	0.36%	1.14%
May	-0.62%	-1.98%	-5.91%	5.55%	3.93%
June	0.00%	-1.18%	0.04%	-0.56%	2.81%
July	1.60%	1.24%	0.52%	2.18%	-4.74%
August	0.28%	0.64%	0.79%	3.66%	-2.32%
September	0.55%	-1.90%	6.27%	3.02%	-0.76%
October	-3.53%	-0.03%	5.08%	-0.51%	2.10%
November	-1.54%	0.00%	-1.78%	4.03%	3.80%
December	-0.81%	0.00%	2.12%	-0.34%	0.33%
Year	-4.45%	6.26%	11.21%	19.25%	36.26%

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Name of Trading Program:	Aggressive Diversified Program
CTA Name:	Saxon Investment Corporation
Date CTA began Trading Accounts:	September 1988
Inception of Trading Program:	November 1993
Number of Accounts Pursuant to Program:	10
Total Nominal (actual plus notional) Assets managed by the Manger:	$203,379,462
Total Nominal Assets (actual plus notional) traded pursuant to the offered program:	$176,651,352
Largest Month Draw-down in last 5 years and year-to-date:	-5.91% (05/2010)
Largest Peak-to-valley Drawdown in last 5 years and year-to-date:	-7.66% (06/2008 – 09/2008)
Number of Accounts Traded Pursuant to the Program that were opened and closed during the 2008-2013 period with positive net lifetime performance:	2
The Range of Returns experience by such Accounts:	5.09% - 20.24%
Number of Accounts Traded Pursuant to the Program that were opened and closed during the 2008-2013 period with negative net lifetime performance:	1
The Range of Returns experience by such Accounts:	-4.37%

*Draw-downs are losses experienced by a trading program or pool over a specified period.

Past Performance – Other Accounts

Name of Trading Program:	Diversified Program
CTA Name:	Saxon Investment Corporation
Inception of Trading Program:	September 1988
Number of Accounts Pursuant to Program:	6
Total Nominal (actual plus notional) Assets managed by the Manger:	$203,379,462
Total Nominal Assets (actual plus notional) traded pursuant to the offered program:	$26,728,110
Largest Month Draw-down in last 5 years and year-to-date:	-3.59% (05/2010)
Largest Peak-to-valley Drawdown in last 5 years and year-to-date:	-4.42% (04/2011 – 12/2012)

*Draw-downs are losses experienced by a trading program or pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Rate of Return – Diversified Program

2013	2012	2011	2010	2009	2008
n/a	-2.51%	3.63%	6.17%	10.44%	20.67%

Managed Futures Funds

Cranwood Fixed Income Arbitrage Fund LP

The Fund may invest in Cranwood Fixed Income Arbitrage Fund, LP ("Cranwood Fund"), a Delaware limited partnership formed in February 2008. Cranwood Fund is managed by Cranwood Capital Management, LLC ("Cranwood"), an Ohio limited liability company organized in February, 2008 and the general partner is Cranwood Capital, LLC ("Cranwood Capital"), an Ohio limited liability company organized in February, 2008. Cranwood has had applications pending as a CPO, CTA, and NFA Member since November 2012. Cranwood Capital became registered as a CPO on 1/15/2013 and became a NFA Member on the same date. The principle place of business of Cranwood and Cranwood Capital is 20033 Detroit Road, Suite 202, Rocky River, OH 44116; telephone: 440-333-4650.

Principals

Peter W. Powers is the Chief Executive Officer and Chief Investment Officer of Cranwood and Cranwood Capital, where he is responsible for the daily operations and the investment program and activities of each firm. Peter has been a listed Principal of Cranwood and Cranwood Capital since 12/31/2012.

Peter also serves as the Chief Executive Officer of Cranwood Capital Management LLC ("CCM"), where he is responsible for the firm's daily operations. Peter has been a listed Principal of CCM since 12/31/2012.

Prior to joining Cranwood and CCM, from January 2003 to March 2008, Peter was the sole Manager and Head Trader of Elite Trading Company, LLC, a proprietary trading firm that employed the trading strategy that Cranwood now uses for Cranwood Fund. Peter has also been a registered Floor Broker since 4/17/1998.

Ferenc A. Sanderson is the Chief Operating Officer of Cranwood and Cranwood Capital, where he oversees non-trading operations of the Cranwood Fund and related entities. Ferenc has been a listed Principal of Cranwood Capital since 12/27/2012. Ferenc has been pending as an Associated Person of Cranwood Capital since 12/27/2012 and has been pending as a NFA Associate Member of the firm since 12/31/2012. Ferenc has also been a listed Principal of Cranwood since 12/31/2012 and has been pending as an Associated Person and a NFA Associate Member of Cranwood since 12/6/2012.

Prior to joining Cranwood and CCM, from September 2005 to October 2008, Ferenc was Senior Research

Analyst covering hedge funds at Lipper, a division of Thomson-Reuters.

Thomas E. Niehaus is the Chief Compliance Officer of Cranwood, where he is responsible for overseeing the compliance of the firm. Thomas has been a listed Principal of Cranwood since 12/28/2012.

Thomas is also the Chief Compliance Officer of Cranwood Capital Management LLC ("CCM"), where he is responsible for the firm's non-trading operations. Thomas has been a listed Principal of CCM since 12/21/2012.

Thomas also acts as Managing Director of Oakpoint Fund Services, LLC, a firm he founded in June, 2006, where he oversees the daily operations of the firm, which provides accounting and administrative services to hedge funds and venture capital funds.

Trading Strategy

Theoretical Basis. The trading strategy of Cranwood Fund involves the creation of spread positions (simultaneous purchase and sale of futures contracts representing U.S. Treasury obligations of differing maturities). The trading strategy uses a spread position on futures on U.S. Treasury obligations, as opposed to an outright purchase, because it will be speculating on readjustments of the Treasury yield curve (see "Yield Curve Discrepancies" below) rather than speculating on the direction of Treasury prices. Cranwood has developed technical analytical methods for the measurement of the comparative values of Treasury instruments of different maturities along the yield curve (for example, determining that the 5-year Note is *relatively* cheap to the 2-year Note and the 10-year Note, such that a simultaneous purchase of the 5-year and sale of the 2-year and 10-year Notes is calculated to profit from the anticipated readjustment of prices along the yield curve).

Yield Curve Discrepancies. The Treasury yield curve is generally a smoothly plotted curve. Typically, as the duration to maturity increases, the yield increases. While the curve remains largely stable over periods longer than one day, it is subject to intraday fluctuations due to supply and demand factors that are transitory in nature. For example, an upcoming auction in securities of a given duration may temporarily distort the supply/demand for that particular maturity, causing it to become overpriced or underpriced relative to other treasury securities of different durations. If this occurs in the ten-year Treasury market, causing the ten-year Treasury notes to become overpriced relative to other maturities, the simultaneous sale of ten-year notes and purchase of five-year notes and thirty-year bonds would capture a potential profit from the realignment of prices that typically follows short-term demand/supply imbalances.

Execution of the Strategy. Cranwood's personnel monitor the Treasury market over the course of the 23 hour trading day (opening at 6:00 p.m. Eastern time and closing at 5:00 p.m. the next day). Cranwood uses a proprietary model to identify transitory shifts in the yield curve based on intraday imbalances. Positions are typically initiated and closed within the same trading day. All positions are typically closed to cash by the end of each trading day. Positions are initiated at any time with the exception of major market announcements, such as Fed policy announcements or the release of important economic statistics.

Past Performance

Name of the Pool:	Cranwood Fixed Income Arbitrage Fund LP
Date of Inception of Trading:	April 2008
Aggregate Gross Capital Contributions to the Pool:	$167,693,737
Pool's Current Net Asset Value:	$66,974,998
Largest Monthly Drawdown (last 5 years and year-to-date):	-11.90% (9/2012)
Largest Peak-to-Valley Drawdown (last 5 years and year-to-date):	-18.72% (2/2009 – 3/2010)

"Drawdown" is defined as losses experienced by the Pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

			Rate of Return		
Month	**2012**	**2011**	**2010**	**2009**	**2008**
January	2.20%	7.40%	0.00%	8.60%	
February	2.42%	6.30%	-0.80%	-1.30%	
March	0.94%	8.60%	-7.30%	-3.10%	
April	1.12%	-3.40%	2.80%	-0.80%	11.10%
May	-0.32%	1.20%	6.40%	0.00%	9.20%
June	1.18%	-2.80%	3.00%	-0.50%	11.30%
July	2.64%	0.40%	-1.80%	-9.90%	12.90%
August	-0.64%	8.60%	4.50%	-1.20%	-1.20%
September	-11.90%	3.36%	9.10%	2.30%	5.60%
October	-1.28%	0.34%	5.10%	0.10%	-2.40%
November	0.70%	2.04%	0.40%	2.20%	-1.50%
December	0.74%	1.30%	3.50%	0.50%	-0.40%
Year	**-3.04%**	**37.71%**	**26.68%**	**-4.01%**	**52.30%**

All data presented above is as of December 31, 2012. The Pool is privately offered. The Pool is a single advisor pool. The Pool is not a principal protected pool.

Emil Van Essen Spread Trading Fund, LLC

The Fund may invest in Emil Van Essen Spread Trading Fund, LLC ("EVE Fund"), a Delaware limited liability company formed in January, 2011. EVE Fund is managed by Emil Van Essen, LLC ("EVE"), an Illinois limited liability company organised in July 2008. EVE is registered as a CTA and CPO with the CFTC and is a member of the NFA. EVE's registration as a CTA became effective 8/15/2008 and became a member of the NFA on that date. EVE's registration as a CPO became effective on 3/18/2011 registration ID number of 0401305. EVE's principal place of business is 180 N. LaSalle St., Suite 3250, Chicago, IL 60601; telephone: (312) 994-4500.

Principals

Emil van Essen is the Chief Executive Officer of EVE, where he determines the strategic direction of the firm and focuses on strategy development, research, and trading. Emil has been a Principal of EVE since 7/28/2008, has been registered as an Associated Person of EVE since 8/15/2008 and has been an NFA Associate Member since 8/15/2008.

From August 2008 until April 2011, Emil served as Director and Chief Investment Officer with Abacus Global Fund Management LLC ("Abacus Management"), where he was responsible for overseeing the firm's investment program. Emil was a Principal of Abacus Management from 8/8/2008 until 4/25/2011. Additionally, Emil was registered as an Associated Person and was a NFA Associate Member with Abacus Management from 10/16/2008 until 4/25/2011.

SAI-11

From February 2003 until January 2009, Emil served as Director and Chief Investment Officer with Abacus Fund Management LLC ("Abacus Fund Management"), where he was responsible for overseeing the investment program of the firm. Emil was a Principal and was registered as an Associated Person of Abacus Fund Management from 2/27/2003 until 1/23/2009. Additionally, Emil was a NFA Associate Member with Abacus Fund Management from 6/5/2003 until 1/23/2009.

Additionally, from September 1997 until November 20008, Emil served as a sole proprietor under the name Emil Van Essen. During this time, Emil provided investment advice concerning futures trading. As a sole proprietor, he was registered as a CTA and as an Associated Person and was a listed Principal from 10/17/1997 until 11/21/2008. Emil was also a NFA Associate Member from 10/31/1997 until 11/21/2008.

Finally, from December 2001 until July 2010, Emil served as President with Vankar Trading Corp. ("Vankar"), where he was responsible for the firm's trading models and technology development. Emil was a Principal with Vankar from 12/10/2001 until 7/15/2010. Additionally, Emil was registered as an Associate Person and was a NFA Associate Member of Vankar from 12/14/2001 until 7/14/2010.

Dennis R. Callahan is the Chief Compliance Officer and Back Office Director of EVE and is responsible for compliance and oversight of the firm's back office operations. Dennis has been a registered as an Associated Person and has been a NFA Associate Member with EVE since 12/21/2010. Dennis has been pending as a Principal of EVE since December 2012.

Dennis also worked with Emil at Vankar Trading Corp., where he served as Director of Operations and Trading from December 2001 until March 2011. Dennis' responsibilities with Vankar included the management of trading, trade allocations, and reconciliation as well as the firm's compliance. Dennis was a NFA Associate Member of Vankar from 12/3/2001 until 3/11/2011. Additionally, Dennis was registered as an Associated Person of Vankar from 1/10/2002 until 3/11/2011.

Russell A. Rausch is the Chief Operating Officer of EVE and is responsible for certain administrative duties with the firm. Russell has been a registered as an Associated Person with EVE since 12/23/2011 and has been listed as a Principal of EVE since 3/29/2012.

Prior to joining EVE in June 2011, Russell was with Trading Technologies ("TT"), a global futures technology company, beginning in 1998 until May 2011. At TT, Russell was an integral part of taking the firm from a 20 person start-up to a successful 650 person global company through his work as Chief Financial Officer, Chief Investment Officer, and Head of Global Support. Additionally, as Executive Vice President of Global Buyside Sales, Russell also created and directed TT's successful buy side sales effort that included capital introduction.

EVE Fund's Investment Strategy

The EVE Fund employs EVE's Emil van Essen Spread Trading Program, which seeks profit through the spread trading of exchange-listed futures and options contracts. The program primarily trades commodities through calendar spreads, inter-commodity spreads, and relative value trades. Interest rate, equity volatility, and other futures spread and relative value trades are also included. Quantitative research and significant discretion are employed with the goal of generating strong, uncorrelated returns in various market environments. The program typically has a low to negative correlation to traditional benchmarks including CTA, commodity, and stock indices with a track record dating back to December 2006.

The EVE Fund will implement its strategy by investing its assets pari passu with Emil Van Essen Spread Arbitrage Master Fund, Ltd.

Past Performance

Name of the Pool:	Emil Van Essen Spread Trading Fund, LLC
Date of Inception of Trading:	May, 2011
Aggregate Gross Capital Contributions to the Pool:	$14,000,000
Pool's Current Net Asset Value:	$14,000,000
Largest Monthly Drawdown (last 5 years and year-to-date):	-7.76% (7/2012)
Largest Peak-to-Valley Drawdown (last 5 years and year-to-date):	-14.20% (1/2012 – 1/2013)

"Drawdown" is defined as losses experienced by the Pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Rate of Return

Month	2013	2012	2011
January	-2.65%	-0.67%	
February		-4.38%	
March		-2.79%	
April		5.07%	
May		-1.16%	1.87%
June		-2.31%	1.42%
July		-7.76%	-0.50%
August		-0.70%	-2.11%
September		1.44%	3.11%
October		1.44%	1.04%
November		0.69%	-0.42%
December		0.23%	2.85%
Year	-2.65%	-10.90%	7.37%

All data presented above is as of January 31, 2012. The Pool is privately offered. The Pool is not a multi-advisor pool, nor is it a principal protected pool.

Performance of Other Pools

Name of the Pool:	Emil Van Essen Spread Arbitrage Feeder Fund, Ltd
Type of Pool:	Privately Offered
Date of Inception of Trading:	May 2011
Aggregate Gross Capital Contributions to the Pool:	$31,000,000
Pool's Current Net Asset Value:	$31,000,000
Largest Monthly Drawdown (last 5 years and year-to-date):	-7.80% (7/2012)
Largest Peak-to-Valley Drawdown (last 5 years and year-to-date):	-14.26% (1/2012 – 12/2012)

"Drawdown" is defined as losses experienced by the Pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Rate of Return – Emil Van Essen Spread Arbitrage Feeder Fund, Ltd.

2012	2011
-10.93%	7.39%

All data presented above is as of December 31, 2012. The Pool is privately offered. The Pool is not a multi-advisor pool, nor is it a principal protected pool.

Past Performance- Other Trading Accounts

Name of Trading Program:	Emil van Essen Spread Trading Program
CTA Name:	Emil Van Essen, LLC
Inception of Trading Program:	December 2006
Number of Accounts Pursuant to Program:	24
Total Nominal (actual plus notional) Assets managed by the Manger:	$409,000,000
Total Nominal Assets (actual plus notional) traded pursuant to the offered program:	$400,000,000
Largest Month Draw-down in last 5 years and year-to-date:	-8.00% (July 2012)
Largest Peak-to-valley Drawdown in last 5 years and year-to-date:	-15.06% (January 2012 – Present)

*Draw-downs are losses experienced by a trading program or pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Rate of Return – Emil van Essen Spread Trading Program

2012	2011	2010	2009	2008
-11.63	33.99%	11.40%	28.81%	83.70%

FORT Global Contrarian LP
and
FORT Global Diversified LP

The Fund may invest in FORT Global Contrarian LP, a Delaware limited partnership formed in September, 2002 and FORT Global Diversified LP, a Delaware limited partnership formed in December, 2001 (collectively, the "FORT Funds"). The FORT Funds are managed by Fort Global LLC, a Delaware limited liability company ("FORT LLC") and Fort LP, a Delaware limited partnership ("FORT LP") (collectively, the "CPOs"). FORT LLC has been a NFA Member and registered as a CPO since 11/21/2001. FORT LLC also has had an application pending as a CTA since January 2013. FORT LP has been a NFA Member and has been registered as a CTA and as a CPO since 10/15/1999. FORT Global LLC serves as the general partner for the FORT Funds. FORT LLC's and FORT LP's principal place of business is 2 Wisconsin Circle, Suite 850, Chevy Chase, MD 20815; telephone: (301) 986-6940.

Principals

Yves Balcer serves as a Manager of FORT LLC where he oversees the firm's trading programs. Yves has been registered as an Associated Person and has been a NFA Associate Member and a listed Principal of FORT LLC since 11/21/2001.

Yves also serves as a Principal of FORT LP where he oversees the firm's trading programs. Yves has been registered as an Associated Person and has been a NFA Associate Member and a listed Principal of FORT LP since 10/15/1999.

Sanjiv Kumar serves as a Manager of FORT LLC where he is responsible for implementing the firm's trading programs. Sanjiv has been registered as an Associated Person and has been a NFA Associate Member and a listed Principal of FORT LLC since 11/21/2001.

Sanjiv also serves as a Principal of FORT LP where he is responsible for implementing the firm's trading programs. Sanjiy has been registered as an Associated Person and has been a NFA Associate Member and a listed Principal of FORT LP since 10/15/1999.

<u>FORT Global Contrarian LP's Investment Strategy</u>

FORT Global Contrarian LP utilizes the FORT Global Contrarian trading program (the "Contrarian "Program"). The Contrarian Program is a systematic, technical trend-anticipating (as opposed to trend-following) trading program. "Trend-anticipating" means that investment positions are acquired or liquidated when the program foresees trends in price movements. Thus, the Contrarian Program attempts to anticipate trends before they occur. "Systematic" means that trading decisions are rule-based and computerized. The CPOs exercise little or no discretion over the trading signals generated by the Contrarian Program. "Technical" means that trading decisions are based solely on an analysis of market prices, volume and volatility, not factors external to the trading markets that affect supply and demand. Technical analysis operates on the theory that market prices at any given point in time reflect all known factors affecting supply and demand of a particular financial instrument, currency or commodity.

The Contrarian Program seeks to anticipate and capitalize on short to intermediate term trends (2 weeks to 2 months) in a broad spectrum of worldwide financial and non-financial futures markets, including short-term interest rates, bonds, currencies, stock indices, energy and metals. To minimize the volatility of returns, the allocation of capital is geographically diversified across Asia, the European Union, the British Commonwealth and the United States. This global and sector diversification also provides the Contrarian Program with opportunities to seek profits in a variety of market environments. The Contrarian Program uses statistical price analysis to try to identify changes in systematic price behavior over a long period of time, which will characterize a potential reversal opportunity. The goal of the CPOs' research has been to develop an adaptive, quantitative trading system to calibrate technical indicators in each market, to select the optimal mix of indicators in each market, and to dynamically determine the optimum portfolio allocations, allocating risk to markets according to a forecast of their risk adjusted profitability.

System Design. The Contrarian Program uses the same design for all markets, and uses two different configurations to estimate the parameters of the system. Though the design of the trading system is identical across markets, in one case, the estimated parameters are identical across all markets, while in the other, the estimated parameters may be different for each market.

Estimation Methodology. Instead of estimating single point values, such as in maximum likelihood techniques, the Contrarian Program uses estimates from a range of quasi-optimal values. The Contrarian Program's estimating approach can be compared to the approach of an allocator who distributes funds to a selection of top tier managers, allocating relatively more to the better ones, rather than entrusting all of the funds to the manager with the highest expected performance.

Re-calibration. The Contrarian Program is adaptive by nature. On a daily basis, new price information is entered into the system and included in the calibration for the next day's trading signals. Markets evolve and the Contrarian Program's estimated values reflect this new information. Although failure to re-estimate system values by not incorporating new information can lead to a deterioration of the system's performance, a single day's information is expected to change the estimated values only marginally. The Contrarian Program examines market data and attempts to identify a reversal into a new trend. Once potential price trends are identified, the Contrarian Program generates buy and sell signals for implementing trades. The strict application of these signals is one of the distinctive aspects of the CPOs' investment strategy. The CPOs believe that an investment strategy can only be as successful as the confidence the advisor has in the statistical basis of the approach, and that such confidence in the statistical approach is necessary in order to adhere to its requirements in the face of market adversity. Unlike discretionary traders, whose decisions may be subject to behavioral biases, the CPOs practice a disciplined, systematic investment process. By quantifying the circumstances under which key investment decisions are made, the Contrarian Program offers investors a consistent approach to markets that is designed to remove judgmental or emotional bias from the trading process. The global contrarian model is an inflexion-based approach; the Contrarian Program buys when the market price declines and sells when the market price increases. A potential new trend is entered before any sign of its existence is established, other than the fact that the Contrarian Program has anticipated that a current trend is exhausted; this being manifested by a larger than normal price move. Therefore, the strategy always enters and exits a trend early, often too early as many potential new trends do not materialize.

SAI-15

Because the Contrarian Program seeks to identify trends in market prices through anticipation, the Contrarian Program has the potential to perform well even in what appears to be directionless periods as perceived by standard trend-following systems.

FORT Global Diversified LP's Investment Strategy

FORT Global Diversified LP employs three trading programs simultaneously: the Global Contrarian Program (approximately 45%), the Global Trend Program (approximately 45%), and the Short-Term Mean Reversion Program (approximately 10%). The Global Contrarian Program has been explained above. The other two programs are explained below.

FORT Global Trend (the "Global Trend Program") is a systematic, technical trend-following trading program. In general, "trend-following" means that investment positions are acquired or liquidated when a trading program identifies trends in price movements. In other words, the Global Trend Program does not attempt to forecast trends, but rather, attempts to capitalize on existing trends identified by it. "Systematic" means that trading decisions are rule based and computerized. The CPOs exercise little or no discretion over the trading signals generated by the Global Trend Program. "Technical" means that trading decisions are based solely on an analysis of market prices, volume and volatility, not factors external to the trading markets that affect supply and demand. Technical analysis operates on the theory that market prices at any given point in time reflect all known factors affecting supply and demand of a particular financial instrument, currency or commodity.

The Global Trend Program seeks to identify and capitalize on intermediate-term trends (1-3 months) in a broad spectrum of worldwide financial and non-financial futures markets, including short-term interest rates, bonds, currencies, stock indices, energy and metals. To minimize the volatility of returns, the allocation of capital is geographically diversified across Asia, the European Union, the British Commonwealth, and the United States. This global and sector diversification also provides the Global Trend Program with opportunities to seek profits in a variety of market environments. The Global Trend Program uses statistical price analysis to try to identify changes in systematic price behavior over a long period of time, which will characterize a potential directional opportunity. The goal of the CPOs' research has been to develop an adaptive, quantitative trading system to calibrate technical indicators in each market, to select the optimal mix of indicators in each market and to dynamically determine the optimum portfolio allocations, allocating risk to markets according to a forecast of their risk adjusted profitability.

System Design. The Global Trend Program uses the same design for all markets. For each market, over 80 rules are analyzed and calibrated. These elementary rules utilize 1 to 3 parameters. The CPOs believe that simple statistical models provide more stable, robust parameters. The characteristics of the rules resemble, among others, breakouts (bands or point-and-figure), averages (simple or exponential), trend-line regressions, Dow Theory and Market Profile type frequency distributions. Though the design of the trading system is identical across markets, its actual estimated parameters and rule choices lead to different trading behavior by the system across markets.

Estimation Methodology. Instead of estimating single point values, such as in maximum likelihood techniques, the Global Trend Program uses estimates from a range of quasi-optimal values. The Global Trend Program's estimating approach can be compared to the approach of an allocator who distributes funds to a selection of top tier managers, allocating relatively more to the better ones, rather than entrusting all of the funds to the manager with the highest expected performance.

Re-calibration. The Global Trend Program is adaptive by nature. On a daily basis, new price information is entered into the system and included in the calibration for the next day's trading signals. Markets evolve and the Global Trend Program's estimated values reflect this new information. Although failure to re-estimate system values by not incorporating new information can lead to a deterioration of the system's performance, a single day's information is expected to change the estimated values only marginally. The Global Trend Program examines market data and attempts to identify a trend. Once potential price trends are identified, the Global Trend Program generates buy and sell signals for implementing trades. The strict application of these signals is one of the distinctive aspects of the investment strategy. The CPOs believe that an investment strategy can only be as successful as the confidence the advisor has in the statistical basis of the approach, and that such confidence in the statistical approach is necessary in order to adhere to its requirements in the face of market adversity. Unlike discretionary traders, whose decisions may be subject to behavioral biases, the CPOs practice a disciplined, systematic investment process. By quantifying the circumstances under which key investment decisions are made, the CPOs' systematic trading strategy offers investors a consistent approach to markets that is designed to remove judgmental or emotional bias from the trading process.

The Global Trend model is a momentum-based approach; the Global Trend Program buys when the market price rises and sells when the market price declines. In order for a trend to be established, a certain amount of time must elapse for a trend to be inferred and confirmed, and the model does not exit a trend until it has been confirmed that the trend has ceased to exist. Therefore, the strategy always enters and exits a trend late. Because the Global Trend model seeks to identify trends in market prices, the Global Trend Program performs best in long-term, high volatility markets or during periods of market stress. Conversely, periods in which no major price trends develop when markets exhibit short-term volatility can lead to flat or negative performance.

FORT Short-Term Mean Reversion Program (the "Mean Reversion Program") is a systematic, technical mean reversion trading program. "Mean Reversion" means that investment positions are acquired or liquidated when the program foresees that price movements have moved too far from their short-term mean. Thus, the Mean Reversion Program attempts to anticipate market corrections to the mean before they occur. "Systematic" means that trading decisions are rule-based and computerized. The CPOs exercise little or no discretion over the trading signals generated by the Mean Reversion Program. "Technical" means that trading decisions are based solely on an analysis of market prices, volume and volatility, not factors external to the trading markets that affect supply and demand. Technical analysis operates on the theory that market prices at any given point in time reflect all known factors affecting supply and demand of a particular financial instrument, currency or commodity.

The Mean Reversion Program seeks to anticipate and capitalize on short-term equity market dislocations (2 - 5 days) in a selection of worldwide financial futures markets, restricted to stock indices. To minimize the volatility of returns, the allocation of capital is geographically diversified across Asia, the European Union, the British Commonwealth and the United States. The Mean Reversion Program uses statistical price analysis to try to identify changes in systematic price behavior over a short period of time, which will characterize a potential reversal opportunity. The goal of the CPOs' research has been to develop an adaptive, short-term trading system to take advantage of short duration volatility in ways the other trading programs do not.

__System Design__. The Mean Reversion Program uses the same design for all markets. Although the design is the same, the outcomes can be different in different markets.

__Estimation Methodology__. The Mean Reversion Program uses a simple estimation methodology consisting of a moving average, but the idea is wrapped in more robust statistical methods. Instead of utilizing an "all or nothing" approach, the Mean Reversion Program will scale positions over 1-5 days as the markets move. Large market movements will elicit signals closer to the position limits, while smaller market movements will cause a more moderate position signal.

__Re-calibration__. The Mean Reversion Program is adaptive by nature. On a daily basis, new price information is entered into the system and included in the calibration for the next day's trading signals. Markets evolve and the Mean Reversion Program's estimated values reflect this new information. The Mean Reversion Program examines market data and attempts to identify a reversal of the current market direction. Once potential trades are identified, the Mean Reversion Program generates buy and sell signals for implementing trades. The strict application of these signals is one of the distinctive aspects of the CPOs' investment strategy. The CPOs believe that an investment strategy can only be as successful as the confidence the advisor has in the statistical basis of the approach, and that such confidence in the statistical

SAI-17

approach is necessary in order to adhere to its requirements in the face of market adversity. Unlike discretionary traders, whose decisions may be subject to behavioral biases, the CPOs practice a disciplined, systematic investment process. By quantifying the circumstances under which key investment decisions are made, the Mean Reversion Program offers investors a consistent approach to markets that is designed to remove judgmental or emotional bias from the trading process. The Mean Reversion model is an inflexion-based approach; the Mean Reversion Program buys when the market price declines too quickly and sells when the market price increases too quickly.

Because the Mean Reversion Program seeks to profit from short-term exuberance or pessimism through anticipation, the Mean Reversion Program has the potential to perform well even in what appears to be directionless periods as perceived by more standard systems.

Past Performance

Name of the Pool:	FORT Global Contrarian LP
Date of Inception of Trading:	October 2002
Aggregate Gross Capital Contributions to the Pool:	$1,505,339,087
Pool's Current Net Asset Value:	$307,858,927
Largest Monthly Drawdown (last 5 years and year-to-date):	-7.76% (10/2008)
Largest Peak-to-Valley Drawdown (last 5 years and year-to-date):	-17.40% (4/2008 – 11/2009)

"Drawdown" is defined as losses experienced by the Pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Rate of Return

Month	2012	2011	2010	2009	2008
January	2.68%	-3.92%	1.42%	-2.48%	1.12%
February	-0.19%	3.44%	5.64%	1.21%	6.64%
March	-0.98%	-1.32%	3.02%	3.15%	0.68%
April	1.47%	6.70%	3.04%	-2.53%	-5.55%
May	-1.01%	0.98%	1.78%	-0.18%	-1.88%
June	-1.96%	-0.10%	3.76%	-0.83%	1.97%
July	5.50%	8.73%	2.34%	1.48%	-1.31%
August	-2.01%	4.90%	7.92%	2.85%	-5.53%
September	-0.14%	-0.89%	-0.74%	4.28%	1.62%
October	-2.58%	-0.39%	-0.72%	-0.37%	-7.76%
November	1.32%	3.42%	-3.42%	6.54%	7.22%
December	0.96%	4.69%	1.26%	-5.07%	5.36%
Year	2.81%	28.69%	27.84%	7.74%	1.29%

Name of the Pool:	FORT Global Diversified LP
Date of Inception of Trading:	October 2002
Aggregate Gross Capital Contributions to the Pool:	$360,210,910
Pool's Current Net Asset Value:	$122,855,023
Largest Monthly Drawdown (last 5 years and year-to-date):	-8.89% (4/2008)
Largest Peak-to-Valley Drawdown (last 5 years and year-to-date):	-16.62% (4/2008 – 12/2008)

"Drawdown" is defined as losses experienced by the Pool over a specified period.

All data presented above is as of December 31, 2012. The Pool is privately offered. The Pool is a multi-advisor pool. The Pool is not a principal protected pool.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Rate of Return

Month	2012	2011	2010	2009	2008
January	4.24%	-2.75%	1.77%	-1.00%	4.21%
February	-1.95%	3.90%	7.36%	1.06%	6.08%
March	-1.48%	-1.45%	1.97%	0.69%	0.53%
April	1.91%	9.26%	3.80%	-4.89%	-8.89%
May	1.62%	1.26%	4.04%	-0.55%	0.76%
June	-2.48%	-1.72%	5.01%	-2.85%	4.83%
July	8.70%	13.13%	1.47%	0.32%	-4.81%
August	-1.71%	7.57%	10.06%	1.82%	-6.86%
September	-0.50%	0.80%	-2.58%	5.41%	0.63%
October	-3.37%	-2.54%	0.39%	-0.91%	-2.89%
November	0.89%	2.09%	-5.22%	8.80%	10.28%
December	1.63%	5.90%	2.80%	-7.38%	9.25%
Year	7.10%	39.93%	34.45	-0.46%	11.64%

All data presented above is as of December 31, 2012. The Pool is privately offered. The Pool is a multi-advisor pool. The Pool is not a principal protected pool.

Prescient Ridge Fund, LLC

The Fund may invest in Prescient Ridge Fund, LLC ("Prescient Fund"), a Delaware limited liability company formed in January, 2006. Prescient Fund is managed by Prescient Ridge Management, LLC, an Illinois limited liability company ("Prescient Ridge") formed on January 18, 2006, which is responsible for the management, control and operation of Prescient Fund's business and the determination of the investment policies. Prescient Ridge became registered with the CFTC as (i) a CPO on 1/10/06, and (ii) a CTA on 8/5/10, and became a NFA Member on 1/10/2006. Prescient Ridge's principal place of business is 2132 Green Bay Road, Highland Park, IL, 60035; telephone: (847) 861-3001.

Principals

Joseph Zednik is the General Partner of Prescient Ridge where he oversees the firm's trading and investment business. Joseph has been a Principal of Prescient Ridge since 1/4/2006 and has been a NFA Associate Member and has been registered as an Associated Person of Prescient Ridge since 1/10/2006.

Joseph is also the Chief Executive Officer of Lake Shore Trading LLC ("Lake Shore"), a CTA, where he was responsible for the firm's trading program until the firm withdrew its CTA registration in February 2011. Joseph was a listed Principal of Lake Shore from 11/2/2001 until 2/4/2011. Additionally, Joseph was registered in his individual capacity as a Floor Broker from 11/5/1985 until 1/31/2011.

David Shorr is the Chief Executive Officer of Prescient Ridge where he is responsible for the firm's trading activities. David has been a Principal of Prescient Ridge since 1/4/2006 and has been a NFA Associate Member and has been registered as an Associated Person of Prescient Ridge since 1/10/2006.

David is also the President of Lake Shore Trading LLC ("Lake Shore"), a CTA, where he was responsible for the firm's trading activities until the firm withdrew its CTA registration in February 2011. David was a listed Principal of Lake Shore from 11/2/2001 until 2/4/2011. Additionally, David was registered in his individual capacity as a Floor Broker from 8/4/1987 until 2/16/2011.

Christopher Olson is the Chief Operating Officer of Prescient Ridge where he is responsible for the firm's risk management and also assists with the trading program. Christopher has been a listed Principal of Prescient Ridge since 1/10/2006 and has been registered as an Associated Person and has been a NFA Associate Member of the firm since 1/18/2006.

Alan Swimmer is the President of Prescient Ridge where he is responsible for certain administrative duties for the firm. Alan has been a NFA Associate Member of Prescient Ridge since 10/24/2012 and has been registered as an Associated Person and listed as a Principal of the firm since 11/12/2012.

Prior to joining Prescient Ridge, Alan was Managing Director of Sachs Capital from September 2011 until September 2012, where he was responsible for sourcing acquisitions for investment. From January 2009 until September 2011, Alan operated Swimmer Consulting, where he advised clients in financial services. Prior to Swimmer Consulting, Alan was Managing Director of North America Futures Sales with JP Morgan Futures Inc. ("JPM Futures"), where he was responsible for a $250 million business unit. During his time with JPM Futures, Alan was registered as an Associated Person and was a NFA Associate Member of the firm from 6/2/2008 until 12/1/2008. Before joining JPM Futures, Alan also worked for many years at Bear Stearns Futures, where he served as Co-Head of North American Futures and was responsible for the entire futures sales team. Alan was a NFA Associate Member with Bear Stearns Futures from 8/23/2002 until 7/2/2008 and was registered as an Associated Person of the firm from 9/24/2002 until 7/2/2008.

Prescient Fund's Investment Strategy

Prescient Ridge Fund, LLC is a managed futures program which specializes in short-term market behavior. The Fund uses proprietary trading systems to capture price movements in exchange-listed futures. The average holding period of a trade is one day or less with an average margin requirement of 10.0%. The program currently trades futures in U.S. stock index and fixed income products, German stock index and fixed income products, currencies, and commodities.

Past Performance

Name of the Pool:	Prescient Ridge Fund, LLC
Date of Inception of Trading:	March, 2006
Aggregate Gross Capital Contributions to the Pool:	$63,726,752
Pool's Current Net Asset Value:	$92,640,000
Largest Monthly Drawdown (last 5 years and year-to-date):	-6.10% (01/2008)
Largest Peak-to-Valley Drawdown (last 5 years and year-to-date):	-6.78% (11/2009 – 5/2012)

"Drawdown" is defined as losses experienced by the Pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

		Rate of Return			
Month	**2012**	**2011**	**2010**	**2009**	**2008**
January	0.33%	-0.20%	4.78%	0.15%	-6.10%
February	-1.02%	-0.55%	-3.20%	1.35%	1.64%
March	-0.12%	-0.89%	0.11%	2.76%	3.28%
April	1.17%	0.27%	-0.70%	0.55%	3.10%
May	1.20%	-1.08%	-2.63%	1.00%	-2.50%
June	-1.19%	1.58%	5.76%	2.08%	2.55%
July	2.16%	2.76%	2.74%	2.65%	-0.06%
August	-1.51%	0.03%	0.95%	1.82%	2.31%
September	-0.46%	-1.41%	-0.25%	1.60%	3.14%
October	-1.35%	-1.63%	-2.11%	2.21%	0.03%
November	4.06%	0.40%	0.63%	-1.30%	0.87%
December	-0.75%	1.78%	1.55%	-3.80%	0.60%
Year	2.39%	0.96%	7.46%	11.43%	8.77%

All data presented above is as of December 31, 2012. The Pool is privately offered. The Pool is not a multi-advisor pool, nor is it a principal protected pool.

Quantitative Global 3X Fund LLC

The Fund may invest in Quantitative Global 3X Fund LLC ("3X Fund"), a Delaware limited liability company formed in April, 2005. 3X Fund is managed by Quantitative Investment Management LLC ("Quantitative"), a Virginia limited liability company formed in November, 2003, which is responsible for the management, control and operation of 3X Fund's business and the implementation of its investment program. Quantitative became registered with the CFTC as a CTA and a Member of the NFA on 1/16/2004. Additionally, Quantitative became registered as a CPO on 4/1/2005. Quantitative's principal place of business is 401 East Market Street, Suite 104, Charlottesville, VA 22902; telephone: (434) 817-4800.

Principals

Jaffray Woodriff is the Chief Executive Officer of Quantitative where he guides all aspects of Quantitative's business and is chiefly responsible for the constant innovation and improvement of the models and techniques that underlie Quantitative's expectations, trading, and risk management. Jaffray has been a listed Principal of Quantitative since 1/16/2004 and has been registered as an Associated Person and has been a NFA Associate Member with the firm since 1/16/2004.

Michael Geismar is the President of Quantitative and, as the head of trading for the firm, implements Quantitative's investment models and oversees its portfolio management. Additionally, Michael manages the firm's investor relations and general business affairs. Michael has been a listed Principal of the firm since 1/16/2004. Michael has been registered as an Associated Person and has been a NFA Associate

Member of Quantitative since 11/28/2005.

Greyson Williams is the Chief Operating Officer of Quantitative, where he serves as an analyst, assists in statistical analysis and the development of predictive and risk models, and manages the internal databases and software development of the firm. Greyson has been a listed Principal of the firm since 1/16/2004. Additionally, Greyson has been registered as an Associated Person and has been a NFA Associate Member of the firm since 11/28/2005.

Patrick Vaughan is the Chief Financial Officer of Quantitative, where he coordinates the accounting and legal affairs of the firm. Patrick has been a NFA Associate Member of the firm since 5/22/2006, has been registered as an Associated Person of the firm since 6/8/2006, and has been a listed Principal of the firm since 10/31/2006.

Molly Dunnington is the Chief Compliance Officer of Quantitative, where she is responsible for all compliance reporting and recordkeeping requirements related to the CFTC, NFA and SEC. Molly has been a NFA Associate Member of the firm since 1/18/2011. Additionally, Molly has been a listed Principal of Quantitative since 1/25/2011 and has been registered as an Associated Person of the firm since 1/26/2011.

Prior to becoming Chief Compliance Officer of Quantitative, Molly was with the firm as Assistant Controller from May 2009 until January 2011. During this time, she was responsible for the accounting of the Quantitative Global Funds.

Prior to joining Quantitative, Molly served as Vice President, Finance at The Community Foundation serving Richmond and Central Virginia from May 2002 through April 2009, where she was responsible for the Foundation's affiliate relationships, investment portfolio analysis and reconciliation, charitable trust management, and budgeting.

Paul McKee is the Chief Technology Officer of Quantitative, where his responsibilities include managing developers and other technical staff, developing Quantitative's broad technical strategy, and assisting with maintenance and development of predictive code. Paul has been a NFA Associate Member of Quantitative since 12/5/2008 and has been registered as an Associate Person of the firm since 2/17/2009. Additionally, Paul has been a listed Principal of Quantitative since 3/3/2009.

Prior to becoming Chief Technology Officer of Quantitative, Paul was with the firm as Head of Trading Systems and Analysis from January 2005 until March 2009. During this time, he was responsible for the development of internal systems for processing and measurement.

3X Fund's Investment Strategy

Quantitative's trading program, the Quantitative Global Program (the "Quantitative Program") is approximately 95% systematic and 5% discretionary. All facets of the predictive models, risk management, and trade allocation are fully automated or proceduralized. In this sense, the trading is systematic. Discretion of Quantitative, however, plays a significant role in the constant pursuit of improvements to the Quantitative Program.

In addition to the abundance of technologies driving the daily trading, Quantitative evaluates every market in which it trades on a daily basis and monitors numerous other factors, including, but not limited to: volume and open interest, news, correlation pairings, cash prices, opening calls, slippage and volatility.

The Quantitative Program has different time horizons for the execution of certain trades. For example, the Quantitative Program may have certain trades executed at the beginning of the trading day while giving the executing broker discretion to execute other trades throughout the trading day. 3X Fund trades regularly in the following markets:

Stock Indices (40-46%): Nikkei 225 (OSE, OSE mini, SGX); TOPIX; MSCI Taiwan Index; Hang Seng; MSCI Singapore Index; CNX Nifty Index (SGX); CAC-40; Dax; DJ Euro Stoxx 50; FTSE; CBOE

Volatility Index (VIX); E-mini Dow; E-mini NASDAQ; E-mini S&P 500; E-mini S&P MidCap 400; Russell 2000 Index Mini; AEX Index; FTSE MIB Index; KOSPI 200 Index; OMXS 30 Index; S&P CNX Nifty Index; S&P TSE 60 Index; SPI 200 Index; Swiss Market Index.

Interest Rates (28-32%): JBV (TSE); Euro-Schatz; Euro-Bobl; Euro-Bund; Long Gilt; Eurodollar; 2 Year U.S. Treasury Note; 5 Year U.S. Treasury Note; 10 Year U.S. Treasury Note; U.S. Treasury Note; Ultra T-Bond; Euro-BTP; Euro-OAT.

Currencies (13-15%): Euro; Japanese Yen; British Pound; Australian Dollar; Canadian Dollar; Swiss Franc; US Dollar Index; Mexican Peso.

Energies (7-9%): Natural Gas; Crude Oil; Brent Crude (ICE); Gas Oil (ICE); Heating Oil; RBOB Gasoline; WTI Crude (ICE).

Metals (4-5%): Gold; Silver; Copper; Palladium; Platinum.

Agriculturals (1-2%): Corn; Soybeans; Sugar; Wheat; Coffee; Cocoa; Cotton; Live Cattle; Soybean Meal; Soybean Oil.

The Quantitative Program seeks to profitably trade each of these markets while taking advantage of the diversification available from such a varied list of futures contracts. This trading program often takes opposing long and short positions within the same or related classes of correlated futures. Taken in conjunction with the powerful effect of diversification across a broad range of contracts, this generally results in far less risk than trading a single market with similar leverage.

Other futures contracts or currencies may be added to the Quantitative Program if Quantitative's research demonstrates that such an addition would enhance program performance. A substantial portion of the equity in the 3X Fund's account is invested in U.S. Treasury Bills. Quantitative will target an average margin to equity level of 40%. The actual percentage of assets committed to margin at any time may be higher or lower than the target level.

The 3X Fund's investment strategies are speculative and entail substantial risk of loss. There can be no assurance that the investment objectives of the 3X Fund will be achieved. Accordingly, the 3X Fund's strategies could result in substantial losses under certain circumstances

Past Performance

Name of the Pool:	Quantitative Global 3X Fund LLC
Date of Inception of Trading:	June 2005
Aggregate Gross Capital Contributions to the Pool:	$186,314,516
Pool's Current Net Asset Value:	$88,906,919
Largest Monthly Drawdown (last 5 years and year-to-date):	-22.36% (01/2008)
Largest Peak-to-Valley Drawdown (last 5 years and year-to-date):	-33.25% (10/2009 – 06/2011)

"Drawdown" is defined as losses experienced by the Pool over a specified period.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

Rate of Return

Month	2012	2011	2010	2009	2008
January	-13.45%	0.98%	-12.93%	18.11%	-22.36%
February	-4.25%	3.83%	-1.37%	-0.31%	15.62%
March	3.59%	-1.24%	-3.03%	-7.24%	11.45%
April	17.30%	-7.11%	0.24%	12.75%	5.40%
May	23.67%	-9.58%	-3.86%	10/79%	17.23%
June	3.90%	-2.70%	1.33%	-1.86%	-4.89%
July	-6.17%	3.39%	-2.32%	5.30%	-5.58%
August	1.54%	0.87%	4.14%	1.98%	10.22%
September	0.94%	13.49%	1.19%	4.41%	9.24%
October	-5.44%	9.02%	7.48%	-7.14%	-7.54%
November	-9.01%	13.83%	-5.76%	6.45%	6.91%
December	4.96%	-9.39%	5.91%	-11.13%	2.73%
Year	12.37%	12.62%	-10.20%	31.88%	35.73%

All data presented above is as of December 31, 2012. The Pool is privately offered. The Pool is not a multi-advisor pool, nor is it a principal protected pool.

Exhibit A

Formatted: Font: 10 pt, Font color: Black

Formatted: Right

Copy Number: ______________________________

For the Exclusive Use of: ______________________________

AGREEMENT OF LIMITED PARTNERSHIP

OF

MA MANAGED FUTURES FUND, LP

A Delaware Limited Partnership

Minimum Initial Subscription (Class A & Class C): $5,000
Minimum Initial Subscription (Class I): $1,000,000
Minimum Additional Subscription (Class A, Class C, & Class I): $1,000

GENERAL PARTNER:

MA CAPITAL MANAGEMENT, LLC
4440 PGA BOULEVARD, SUITE 600
PALM BEACH GARDENS, FL 33410

FEBRUARY 2013

Deleted: SEPTEMBER 2012¶

AGREEMENT OF LIMITED PARTNERSHIP

OF

MA MANAGED FUTURES FUND, LP

This Agreement of Limited Partnership (the "Agreement") is entered into as of the Initial Dealing Day, by and among (i) MA Capital Management, LLC, a Florida limited liability company, as general partner (the "General Partner"), (ii) those persons who were admitted as limited partners on the Initial Dealing Day (the "Initial Limited Partners"), and (iv) all other persons and entities that hereafter become partners in accordance with this Agreement. Except where the context otherwise requires, capitalized terms used herein have the meanings given in **Article 15**.

AGREEMENT

NOW, **THEREFORE**, in consideration of the mutual promises made herein, the parties agree as follows:

ARTICLE 1. GENERAL PROVISIONS

1.1 **Formation**. The General Partner formed MA Managed Futures Fund, LP (the "Fund") on October 26, 2011 as a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act, as amended (the "Act"), and the parties hereby ratify and adopt all acts of the General Partner involved in such formation.

1.2 **Filing of Certificates**. The General Partner has prepared, filed, recorded, and published all such certificates and other documents as may be necessary or appropriate to comply with the requirements for the organization and operation of a limited partnership under the Act as in effect from time to time.

1.3 **Name**. The name of the Fund will be "MA Managed Futures Fund, LP," or such other name as the General Partner from time to time may determine. Prompt notice of any change to the name will be given to the Limited Partners.

1.4 **Principal Office**. The Fund's principal office will be located at 4440 PGA Boulevard, Suite 600, Palm Beach Gardens, FL 33410, or such other place as the General Partner from time to time may determine. Prompt Notice of any change in the location of the principal office will be given to the Limited Partners. The Fund will at all times maintain an office, which need not be a place of business, in the State of Delaware.

1.5 **Agent**. The Fund will continuously maintain within the State of Delaware an agent for service of process on the Fund. The initial registered agent for the Fund is Agents and Corporations, Inc., located at 1201 Orange Street, Suite 600, Wilmington, DE 19801.

1.6 **Purposes**. The Fund is organized for the purposes of acquiring, holding, selling, exchanging, trading in, and otherwise investing in and disposing of, directly or indirectly, various investment assets, including futures, investment vehicles investing in futures, and other investment assets as described in detail in the Fund's Prospectus, as well as any other lawful transactions as the General Partner may determine from time to time.

1.7 **Term**. The term of the Fund commenced upon the limited partnership filing with the office of the Delaware Secretary of State and will continue until terminated, as set forth in **Article 13**.

ARTICLE 2.   **CAPITAL CONTRIBUTIONS, ADMISSION OF NEW PARTNERS**

2.1   **Capital Contributions**.

2.1.1   *In General*. The minimum initial investment in the Fund for Class A and Class C Interests is $5,000, the minimum initial investment in the Fund for Class I Interests is $1,000,000, and the minimum additional investment for Class A, Class C, and Class I Interests is $1,000, each subject to waiver or reduction in the sole discretion of the General Partner. All contributions of capital to the Fund will be in the form of cash and/or cash equivalents; provided that the General Partner may, in its sole discretion, consent to contributions in kind. In kind contributions will be valued, for purposes of crediting the contributing Partner's Capital Account, in the General Partner's discretion, but in no event higher than the value determined in accordance with **Section 3.1** as of the end of the contribution date.

The General Partner may, in its sole discretion: (i) change or waive the minimum Capital Contribution requirements from time to time; (ii) otherwise modify the Fund's policies regarding Capital Contributions; and (iii) grant exceptions to any such policies and to the procedures and requirements for admission of Limited Partners and acceptance of Capital Contributions set forth below.

2.1.2   *General Partner*. As of the Initial Dealing Day, the General Partner and its officers, employees, and Affiliates may make an Initial Capital Contribution to the Fund in cash or in kind as set forth in the Fund's books and records.

2.1.3   *Limited Partners' Initial Capital Contributions*. Each person admitted as a Limited Partner on any Dealing Day will contribute on, or prior to, such Dealing Day the amount of Capital Contribution set forth on such Partner's Subscription Application, and such Capital Contribution will be deemed made on such Dealing Day and will be reflected in the books and records of the Fund.

Limited Partners must complete and execute the Fund's Subscription Agreement, which must be received by the General Partner or the Fund's administrator prior to Dealing Day. All investors must also make arrangements with the General Partner or the Fund's administrator for the transmission of their Capital Contributions or in-kind Contributions for receipt by the General Partner or administrator prior to Dealing Day.

2.1.4   *Additional Capital Contributions*. No Limited Partner will be required and, except as provided in **Section 13.4**, the General Partner will not be required to make any Capital Contribution beyond such Partner's Initial Capital Contribution. However, subject to the terms, conditions, and limitations herein, any Partner may voluntarily make additional Capital Contributions on the first Business Day of each calendar month.

To make an additional Capital Contribution, Limited Partners must complete the Fund's Additional Subscription Form, which must be received by the General Partner or the Fund's administrator prior to Dealing Day. All investors must also make arrangements with the General Partner or the Fund's administrator for the transmission of their Capital Contributions or in-kind Contributions for receipt by the General Partner or administrator prior to Dealing Day.

2.1.5   *Early or Late Tender of Funds*. The General Partner will cause funds tendered as Capital Contributions before the applicable Dealing Day to be recorded as prepaid capital contributions. If a contributing Partner does not make the cash or other property to be contributed available to the Fund prior to the due date of such contribution, but makes such cash or property available to the Fund within a reasonable period (in the General Partner's sole discretion) following such due date, the Fund may, in the General Partner's sole discretion, nonetheless accept such cash or property as a Capital Contribution as of the applicable due date.

2.2   **Admission of Limited Partners**. Limited Partners may be admitted to the Fund as of the first Business Day of each calendar month or as of any other time, determined at the discretion of the General Partner. Such admission will not require the consent of existing Limited Partners. Each Limited Partner must, as a condition of admission to the Fund, execute and deliver such documents as the General Partner may require evidencing such Partner's qualifications and intent to be bound by all of the terms and conditions of this Agreement.

2.3 **Special Charges**. If the General Partner consents to a Limited Partner's in-kind contributions to the Fund, the Fund may, in the General Partner's discretion, assess a special charge against such Limited Partner equal to the actual costs incurred by the Fund in connection with accepting such in-kind contributions, including the costs of liquidating such in-kind contributions or otherwise adjusting the Fund's portfolio to accommodate such in-kind contributions. Such special charge will be assessed as of the Dealing Day on which the in-kind contributions are made.

2.4 **No Interest**. No Partner will be entitled to earn interest on his or her Capital Contribution or on his or her Capital Account balance.


ARTICLE 3. **VALUE OF FUND ASSETS**


3.1 **Valuation of Assets**. In determining the value of all assets of the Fund as of a particular date (a "*Valuation Date*"), the following methods will be used. If any of the price or quotation-related information referred to in this **Section 3.1** is not available for a Valuation Date, the applicable information for the most recent preceding date will be used.

 3.1.1 *Futures Listed on an Exchange*. Any futures contract that is listed on a recognized exchange will be valued at its last sale price on the Valuation Date, as recorded by the composite tape system, or, if the asset is not included in such system, at its last sale price on the Valuation Date on the principal exchange on which the asset is traded, as recorded by that exchange, or if no sale was reported on the Valuation Date through the composite quotation system or such exchange, at the mean of the highest closing "bid" price and the lowest closing "asked" price on the Valuation Date as recorded by the composite tape system or such principal exchange, as the case may be;

 3.1.2 *Discretion to Deviate from Market Price*. Notwithstanding the foregoing, if any assets constitute a block that, in the judgment of the General Partner, could not be liquidated in a reasonable time without depressing the market for such assets unreasonably (or, in the case of a short position, could not be purchased without driving the market price up unreasonably), or are otherwise subject to significant restrictions on sale, such assets will be valued in the General Partner's discretion, but at a unit value not in excess of the quoted market price (or in the case of a short position with a liability reflecting a unit value not less than the quoted market price) for other assets of the same class, as determined above;

 3.1.3 *Investments in Investment Vehicles.* All investments in investment vehicles operated by independent third party investment managers will be valued in accordance with the valuations provided by such managers or their authorized representative. In most cases, such valuations will only be available to the Fund at the end of each calendar month, fiscal quarter, and fiscal year;

 3.1.4 *Other Assets*. All other assets will be assigned a value determined in good faith by the General Partner. The General Partner may determine, in its sole discretion, to cause the Fund to engage an independent person to value any other assets that are not subject to valuation pursuant to **Sections 3.1.1** through **3.1.3** above, and may, but will not be required to, establish procedures for some or all Limited Partners to approve or be afforded the opportunity to terminate the services of or replace any such person. Any such valuations will be at the Fund's expense.

3.2 **Determinations Conclusive**. The value of each asset of the Fund and the Net Asset Value of the Fund determined pursuant to this **Article 3** will be conclusive and binding on all of the Partners and all parties claiming through or under them absent bad faith or manifest error on the part of the General Partner.


ARTICLE 4. **ACCOUNTS AND ALLOCATIONS**


4.1 **Opening Accounts**. The following accounts will be established as to each Partner on the books of the Partnership as of the date on which that Partner first makes a Capital Contribution:

 4.1.1 A Capital Account with an initial balance equal to such Partner's Initial Capital Contribution to the Partnership, to be subsequently adjusted pursuant to **Section 4.3 and 4.4**; and

4.1.2   A Loss Carryforward Account with an initial balance of zero, to be subsequently adjusted pursuant to **Section 4.6**.

4.2   **Tentative Share of Gains or Losses**. *General Gain or Loss*. For each Period, the Partners' percentage shares of Gains or Losses for purposes of tentative allocations to Capital Accounts pursuant to **Section 4.4.2(a)** will equal their respective Partnership Percentages at the beginning of such Period.

4.3   **Special Allocations**.

4.3.1   *Front-End Sales Load.*   Limited Partners subscribing for Class A Interests will pay a one-time front-end sales load at the time of each subscription equal to the following schedule: for total subscriptions less than $50,000: five percent (5.0%) of such subscription; for total subscriptions less than $100,000 but at least $50,000: four percent (4.0%) of such subscription; for total subscriptions less than $250,000 but at least $100,000: three percent (3.0%) of such subscription; for total subscriptions less than $500,000 but at least $250,000: two and one half percent (2.5%)of such subscription; for total subscriptions less than $750,000 but at least $500,000: two percent (2.0%) of such subscription; for total subscriptions less than $1,000,000 but at least $750,000: one and one half percent (1.5%) of such subscription; for total subscriptions of at least $1,000,000: no front-end sales load.

4.3.2   *Annual Sales Fee.*   Limited Partners subscribing for Class C Interests will pay an annual sales fee, payable monthly in advance, equal to the following schedule: for total subscriptions of less than $100,000: one and one half percent (1.5%) of the Net Asset Value of their Capital Account; for total subscriptions of less than $500,000 but at least $100,000: one percent (1.0%) of the Net Asset Value of their Capital Account; for total subscriptions of less than $1,000,000 but at least $500,000: one half percent (0.5%) of the Net Asset Value of their Capital Account; for total subscriptions of at least $1,000,000: no annual sales fee. The annual sales fee will be charged monthly in advance and will be charged each year in perpetuity.

4.3.3   *Management Fee*. The Management Fee as to each Limited Partner pursuant to **Section 6.2** will be specially allocated to and assessed against that Limited Partner.

4.3.4   *Withdrawal Costs*. If the Partnership's assets are liquidated or segregated in a separate account to effectuate any withdrawal pursuant to **Article 5** (other than a mandatory withdrawal), the Partnership's cost of selling or transferring such assets, in the sole discretion of the General Partner, may be specially allocated at the Effective Time of such withdrawal to the withdrawing Partner to which such withdrawal is charged, except to the extent the General Partner determines, in its sole discretion, to waive such special allocation in whole or in part**.**

4.3.5   *Reserves*. The amount of any reserve described in **Section 4.11**, or any increase or decrease therein, may, in the General Partner's sole discretion, be specially allocated to those persons who were Partners at the time (as determined by the General Partner in its sole discretion) of the event giving rise to the contingent liability for which the reserve was established, in proportion to their respective Partnership Percentages, at the beginning of the Period during which such event occurred.

4.3.6   *Other Special Costs*. Any expenditures payable by the Partnership, to the extent determined by the General Partner to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, fewer than all of the Partners, may, in the General Partner's discretion, be charged only to those Partners on whose behalf such payments are made or whose particular circumstances gave rise to such payments.

4.4   **Capital Account Adjustments**. The following adjustments will be made to each Partner's Capital Account:

4.4.1   As of the beginning of each Period, such Capital Account will be:

> (a) *increased* by the amount of any additional Capital Contribution made by such Partner effective as of the beginning of such Period; and,

> (b) *decreased* by

>> (i) the amount of any special charge assessed against such Partner as of the beginning of such Period pursuant to **Section 2.3**;

>> (ii) the amount of any withdrawal effective as of the end of the prior Period (regardless of whether a distribution on account of such withdrawal has, in fact, been made).

4.4.2   As of the end of each Period, such Capital Account will be:

> (a) tentatively *decreased* for such Partner's share of Losses or *increased* for such Partner's share of Gains for such Period, in each case determined in accordance with **Section 4.2**;

> (b) *decreased* by the amount of any dividends or distributions to such Partner during such Period; and

> (c) *decreased* by any amount specially allocated to that Partner during such Period pursuant to **Section 4.3** and any amounts reallocated to such Partner pursuant to **Section 4.9**.

4.4.3   *Incentive Allocation Time Adjustments*. If the end of any Period is an Incentive Allocation Time as to a Limited Partner, then, after the adjustments pursuant to **Section 4.4.2**, that Limited Partner's Capital Account will be *decreased* by the amount of the Incentive Allocation, if any, as to that Limited Partner as of such Incentive Allocation Time.

4.5   **Incentive Allocation**.

4.5.1   *Timing and Applicability*. As of each Incentive Allocation Time, all Incentive Allocations will be determined as to each Limited Partner to which that Incentive Allocation Time is applicable. Each Incentive Allocation will be determined after all adjustments provided for in **Section 4.6.1** to Loss Carryforward Accounts have been computed for the Period ending at the applicable Incentive Allocation Time.

4.5.2   *Amount of Incentive Allocation*. At any Incentive Allocation Time when the amount, if any, by which the balance in such Partner's Loss Carryforward Account as of the applicable Incentive Allocation Time is less than zero, the Incentive Allocation as to each Limited Partner will be equal to the product of i) the Incentive Allocation Rate (as described in the next sentence) for that Limited Partner; and (ii) the amount, if any, by which the balance of such Limited Partner's Loss Carryforward Account is less than zero; *provided that* if the Incentive Allocation Time is an Incentive Allocation Time solely as a result of a partial withdrawal by such Limited Partner or other distribution to such Partner, such Partner's Loss Carryforward Account balance will be multiplied by a fraction the numerator of which is the amount withdrawn as of such Incentive Allocation Time and the denominator of which is the balance in such Limited Partner's Capital Account immediately before giving effect to such withdrawal. The Incentive Allocation Rate for each Limited Partner will be ten percent (10%) or such other rate as such Limited Partner and the General Partner may agree in writing. Any dividends paid or distributions made to a Limited Partner during the time following the prior Incentive Allocation Time, if any, and the current Incentive Allocation Time, shall be added to such Limited Partner's capital account for purposes of calculating the Incentive Allocation and Loss Carryforward Account.

4.5.3 *Interpretation and Amendment; Restorative Allocations*. The parties acknowledge and agree that the General Partner may, in its discretion, without the consent of the Partners, amend any provision of this **Article 4** or take such other action to delay Incentive Allocation Times as to particular Limited Partners or to waive or delay the effectiveness of any Incentive Allocation, in each case to the extent necessary or appropriate to conform the Incentive Allocation to any applicable requirements of federal or state law.

4.6 **Adjustment of Loss Carryforward Accounts**.

4.6.1 *End of Period*. As of the end of each Period, each Limited Partner's Loss Carryforward Account will be adjusted as follows:

(a) *increased* by (i) the amount of Losses allocated to such Partner pursuant to **Section 4.2** for such Period, and (ii) any amounts specially allocated pursuant to **Section 4.3** to such Partner for such Period;

(b) *decreased* by the amount of Gains allocated to such Partner pursuant to **Section 4.2** for such Period;

(c) *decreased* by any distributions made or dividends paid to such Partner. Decreases pursuant to **Section 4.6.1(b) and (c)** may result in a negative Loss Carryforward Account balance.

4.6.2 *Beginning of Period*. As of the beginning of each Period, each Limited Partner's Loss Carryforward Account will be increased by:

(a) an amount equal to any special charge assessed against such Partner pursuant to **Section 2.3** as to any Capital Contribution made by that Limited Partner as of the beginning of such Period; and

(b) an amount equal to the product of (i) any Incentive Allocation made as to that Limited Partner as of the end of the immediately preceding Period, multiplied by (ii) a fraction the numerator of which is 100% and the denominator of which is the Incentive Allocation Rate used in calculating such Incentive Allocation.

4.6.3 *Partial Withdrawal.* If any Limited Partner makes a withdrawal pursuant to **Section 5.1,** or receives any distribution (other than a distribution on account of a withdrawal), any positive balance in such Limited Partner's Loss Carryforward Account (after taking into account any adjustments pursuant to **Section 4.6.2**, but before taking into account any adjustments pursuant to **Section 4.6.1** for the applicable Period) will be reduced, as of the Effective Time of such withdrawal or other distribution, by an amount determined by multiplying (a) such positive balance by (b) a fraction, of which (i) the numerator is equal to the amount withdrawn or distributed, and (ii) the denominator is equal to the balance of such Limited Partner's Capital Account immediately before giving effect to such withdrawal or other distribution.

4.7 **Distributive Share for Tax Purposes**. Items of Partnership gain or loss recognized for income tax purposes and arising from securities will be allocated among the Partners in accordance with the methods set forth in Section 1.704-3(e)(3) of the regulations promulgated under Section 704(c) of the Code. All other items of income, deduction, gain, loss, or credit that are recognized for income tax purposes will be allocated among the Partners in accordance with their respective Partnership Percentages as of the beginning of the Period to which such items are attributable. Notwithstanding the foregoing, the General Partner will specially allocate items of gain (or loss) to Partners who withdraw capital during any fiscal year in a manner designed to ensure that each withdrawing Partner is allocated gain (or loss) in an amount equal to the difference between that Partner's Capital Account balance (or portion thereof being withdrawn) at the time of the withdrawal and the tax basis for his or her Interest at that time (or proportionate amount thereof); *provided, however,* that the General Partner may, without the consent of any Partner, (i) alter the allocation of any item of taxable income, gain, loss, deduction, or credit in any specific instance where the General Partner, in its sole discretion, determines such alteration to be necessary or appropriate to avoid a materially inequitable result and/or (ii) adopt such other method of allocating tax items as the General Partner determines is necessary or appropriate in order to be consistent with the spirit and intent of the regulations under Sections 704(b) and 704(c) of the Code.

4.8   **Dividends and Distributions**. The Partnership does not anticipate paying dividends or making irregular distributions of capital appreciations to the Partners. The amount and timing of any dividends and distributions (other than pursuant to withdrawals) will be in the sole discretion of the General Partner and any such dividends and distributions will be apportioned among the Partners and charged to their respective Capital Accounts in accordance with their respective Partnership Percentages.

4.9   **Special Allocations to Persons Who Are No Longer Partners**. If the application of **Section 4.3.5** or **Section 4.3.6** would result in any amount being allocated to a person who is no longer a Partner, such person will be obligated to pay such amount to the Partnership, upon demand by the General Partner, in cash, with interest from the date on which the General Partner determines that such charge is required, at a floating rate determined by the General Partner equal to the "reference rate" published from time to time by a bank selected in the General Partner's sole discretion, *provided that* (i) in no event will a former Partner be obligated to make a payment exceeding the amount of such former Partner's Capital Account balance as of the end of the Period during which the event giving rise to the charge occurred (as determined by the General Partner in its sole discretion); (ii) no such demand will be made more than four (4) years after such former Partner ceased to be a Partner; and (iii) the General Partner may, by agreement with a Limited Partner, on behalf of the Partnership, waive the right to recover such amounts from such Limited Partner. To the extent that the Partnership fails to collect, in full, any amount from a former Partner that would have been allocated pursuant to **Section 4.3.5** or **Section 4.3.6**, whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the amount of the deficiency will be reallocated to the Capital Accounts of those Partners who were Partners as of the time the event giving rise to the charge occurred, in proportion to their respective Partnership Percentages at the beginning of the Period during which such event occurred.

4.10   **Tax Withholding**. To the extent the Partnership is required by law to withhold or make tax payments on behalf of or with respect to any Partner ("*Tax Advances*"), the General Partner may cause the Partnership to withhold such amounts and make such tax payments as required. All Tax Advances made on behalf of a Partner will, at the option of the General Partner, (i) be promptly paid to the Partnership by the Partner on whose behalf such Tax Advances were made or (ii) reduce any current withdrawal being made by such Partner (or, if no such withdrawal is being made by such Partner, be treated as a distribution to such Partner as of the last day of the Period which includes the date the Tax Advance was remitted by the Partnership to the taxing authorities). Whenever the General Partner selects option (i), from the date ten (10) days after the receipt by the Partner on whose behalf the Tax Advance was made of Notice of the Tax Advance, the Tax Advance will bear interest at the highest rate permitted by law until repaid. Whenever the General Partner selects option (ii), for all other purposes of this Agreement, the Partner on whose behalf the Tax Advance was made will be treated as having received the full amount of such withdrawal, unreduced by the amount of such Tax Advance. Each Partner hereby agrees to indemnify and hold harmless the Partnership and the General Partner from and against any liability with respect to Tax Advances required on behalf of or with respect to such Partner. Each Partner hereby agrees to promptly give the General Partner or the Partnership any true certification or affidavit that the General Partner may request in connection with this **Section 4.10**.

4.11   **Reserves**. Appropriate reserves may be created, accrued, and charged against Net Asset Value, as appropriate, for contingent liabilities (including contingent liabilities arising out of the Partnership's obligation to indemnify the General Partner and its members, employees, agents, and Affiliates and advance expenses pursuant to **Section 8.1**) as of the dates the General Partner becomes aware of any such contingent liabilities. Such reserves will be in such amounts as the General Partner in its discretion deems necessary or appropriate. The General Partner may increase or reduce any such reserve from time to time in its sole discretion.

4.12   **Foreign Taxes**. For all purposes of this Agreement (including the allocation of foreign tax credits for federal and state income tax purposes), amounts withheld directly from the Fund on account of foreign or other taxes will be treated as if amounts had been received by the Fund on the date of withholding and distributed to the Partners on whose behalf such withholding is deemed made in a manner consistent with the allocation of dividend income. In such event, the General Partner will make such other adjustments in appropriate accounts as are consistent with this treatment.

ARTICLE 5.   WITHDRAWALS OF CAPITAL

5.1   **Voluntary Withdrawals**. A Partner may withdraw capital from their Capital Account only in accordance with the following procedures and limitations and those set forth in **Sections 4.4.2 and 5.4**, unless the General Partner consents (which consent may be granted or withheld in its sole and absolute discretion) to a deviation from one or more of such procedures or limitations: (i) a Limited Partner may not make a withdrawal at any time other than the last day of a calendar month; and (ii) a Limited Partner must give written Notice to the General Partner at least **thirty (30) days** before the proposed Effective Time of a withdrawal. Any withdrawal request that would result in a Partner having a Capital Account with a Net Asset Value of less than $1,000 will be treated as a withdrawal in full.

5.2   **Mandatory Withdrawals**. The General Partner may, in its discretion, cause a partial or a complete withdrawal from a Limited Partner's Capital Account by giving forty-eight (48) hours' Notice to the Limited Partner, if the General Partner determines or has reason to believe that: (i) such Limited Partner has transferred or attempted to transfer any portion of its Interest in violation of the provisions of **Article 11**; (ii) such Limited Partner's continued ownership of its Interest may cause the Fund to be in violation of, or require registration of any Interest under, or subject the Fund or the General Partner to additional regulation under the securities laws of the United States or any other relevant jurisdiction or the rules of any self-regulatory organization; (iii) such Limited Partner's continued ownership of its Interest may be harmful or injurious to the business or reputation of the Fund or the General Partner, may result in the imposition of significant administrative or other burdens on the Fund or the General Partner, or may subject the Fund or any Partner to the risk of adverse tax or other fiscal consequences (including adverse consequences under ERISA); (iv) any of the representations and warranties made by such Limited Partner in connection with the acquisition of its Interest were not true when made or have ceased to be true; or (v) it is otherwise in the best interests of the Fund, as determined in the sole discretion of the General Partner, to cause such a withdrawal. In particular, if a Limited Partner is or becomes a corporation, partnership, limited liability company, trust, or other entity whose beneficial ownership of its Interest may be deemed to be beneficial ownership by the holders of outstanding securities of such Partner (a "*Multiple-Owner Limited Partner*") under paragraph (1)(A) of Section 3(c) of the Investment Company Act of 1940, as amended (the "*ICA*") at any time the Fund is relying on paragraph (1) of Section 3(c) of the ICA for exclusion from the definition of "investment company," the General Partner may, in its sole discretion, cause a partial withdrawal of such Multiple-Owner Limited Partner's Capital Account to the extent necessary to cause such Multiple-Owner Limited Partner's beneficial ownership of its Interest to be beneficial ownership by one person, within the meaning of such paragraph, or may cause the complete withdrawal of such Multiple-Owner Limited Partner from the Fund. Similarly, if a Limited Partner becomes an "employee benefit plan investor" within the meaning of applicable rules and regulations under ERISA (an "*ERISA Limited Partner*"), the General Partner may in its sole discretion cause a complete or partial withdrawal of such Limited Partner to the extent necessary to prevent the Fund's assets from being considered "plan assets" within the meaning of ERISA. In the exercise of its discretion, the General Partner may cause the partial or complete withdrawal of the Capital Account of a Multiple-Owner Limited Partner regardless of whether or not such Limited Partner was a Multiple-Owner Limited Partner or an ERISA Limited Partner at the time such Limited Partner became a Limited Partner or made any particular Capital Contribution and may cause such partial or complete withdrawal as to some Multiple-Owner Limited Partners or ERISA Limited Partner and not others. A complete withdrawal from a Limited Partner's Capital Account mandated by the General Partner pursuant to this Section will be treated as a termination of the Limited Partner's Interest in the Fund.

5.3   **Death, Dissolution, Bankruptcy, or Legal Incapacity of a Partner.** In the event of the death, dissolution, bankruptcy, or legal incapacity of a Partner, the estate or legal representative of such Partner will succeed to the Partner's right or duty to share in the gains or losses of the Fund and to receive distributions from the Fund. The estate or representative may, in the sole discretion of the General Partner, be paid as of the end of the fiscal year during which the Partner died, became bankrupt, or became legally incapacitated, the value of such Partner's capital account as of the end of such year in liquidation of the Partner's Interest in the Fund. Alternatively, the General Partner may, in its sole discretion, admit the estate or representative to the Fund as a Limited Partner. Notwithstanding any of the foregoing, the General Partner may, in its sole discretion, cause a partial or complete withdrawal of such Partner's Capital Account for any of the reasons enumerated in **Section 5.2**, after giving forty-eight (48) hours' Notice.

5.4   **Conditions and Payment Procedures**.

5.4.1   *Limitations*.

(a) The General Partner may, in its discretion, suspend or restrict the right of any Partner to make a partial or complete withdrawal, the calculation of the Net Asset Value of the Fund's assets, and the payment of any withdrawal proceeds at any time when: (i) such withdrawal would result in a violation by the Fund of the securities laws of the United States or any other relevant jurisdiction or the rules of any self-regulatory organization applicable to the Fund; (ii) any organized interdealer market on which a significant portion of the Fund's assets are regularly traded or quoted is closed (other than for holidays) or trading thereon has been suspended or restricted; (iii) disposal of the assets of the Fund or other transactions involving the sale, transfer, or delivery of funds in the ordinary course of the business of the Fund are not reasonably practicable without being detrimental to the interests of withdrawing or remaining Limited Partners; (iv) there exists any state of affairs which, in the opinion of the General Partner, constitutes an emergency as a result of which liquidation by the Fund of its investment positions is not reasonably practicable or would be seriously prejudicial to the Fund and its Partners; (v) there exists any breakdown in the means of communication normally employed in determining the price or value of a significant portion of the Fund's investments, or of current prices on any exchange, market, or clearing organization, or if for any other reason, the prices or value of a significant portion of the Fund's investments cannot reasonably be promptly and accurately ascertained; (vi) trading in a significant portion of investments owned by the Fund is halted on any exchange, market, or clearing organization or any other act or event occurs which would make it difficult or impossible to adequately value the assets of the Fund, or, in the General Partner's opinion, it is not reasonably practicable to value a significant portion of the Fund's investments; (vii) the transfer of funds involved in the realization or acquisition of a significant portion of investments cannot, in the judgment of the General Partner, be effected at normal rates of exchange; (viii) it is not reasonably practicable to make an accurate and timely determination of the Net Asset Value of the Fund's investments; (ix) any withdrawal would cause a termination of the Fund within the meaning of Section 708 of the Code; (x) any event has occurred which calls for the termination of the Fund; (xi) none of the requests for withdrawals that have been made may be lawfully satisfied by the Fund in US dollars; or (xii) the General Partner determines in consultation with its tax advisors that the withdrawal could result in the Fund being treated as a publicly traded partnership within the meaning of Section 7704 of the Code.

(b) Any such suspension shall take effect at such time as the General Partner shall declare, but not later than the close of business on the next Business Day following the declaration and thereafter there shall be no determination of the Net Asset Value until the General Partner shall declare the suspension to be at an end, except that the suspension shall terminate in any event on the first Business Day on which: (i) the condition giving rise to the suspension shall have ceased to exist; and (ii) no other condition under which any suspension is authorized under this Partnership Agreement shall exist. Each declaration by the General Partner suspending the determination of Net Asset Value shall be consistent with such official rules and regulations (if any) relating to the subject matter thereof as shall have been promulgated by any authority having jurisdiction over the Fund as shall be in effect at the time. To the extent not inconsistent with such official rules and regulations as mentioned above, the determination of the General Partner shall be conclusive. Whenever the General Partner shall declare a suspension or reinstatement of the determination of the Net Asset Value, the General Partner shall notify Limited Partners within a maximum period of seven (7) days after the suspension or reinstatement. Following any reinstatement, the General Partner may allow any withdrawing Partners to rescind their withdrawal Notice to the extent of any portion thereof for which withdrawal proceeds have not yet been remitted or the General Partner may, in its discretion, complete any withdrawals.

5.4.2   *Effective Time*. Except as otherwise provided below, the Effective Time of any withdrawal will be:

 (i) if proper Notice of such withdrawal is received by the General Partner within the period specified in **Section 5.1** or **Section 5.3**, the final Business Day of the calendar month of the withdrawal;

 (ii) if proper Notice of such withdrawal is not received by the General Partner within the period specified in **Section 5.1** or **Section 5.3** (unless the General Partner in its sole discretion specifies an earlier date) the final Business Day of the next succeeding calendar month, and;

 (iii) if proper Notice of such withdrawal is received by the General Partner within the period specified in **Section 5.3**, the final Business Day of the fiscal year of the withdrawal.

 The General Partner may, in its sole discretion, cause the Fund to honor withdrawal requests received after the dates specified in **Section 5.1**, but the General Partner will not be obligated to do so and may decline to do so in its sole discretion. In considering whether to do so, the General Partner will take into account the impact such withdrawal could have on the Fund's status as other than a publicly traded partnership within the meaning of Section 7704 of the Code. The Effective Time of any mandatory withdrawal pursuant to **Section 5.2** will be (i) the end of the second (2nd) day following the day on which the Notice of such withdrawal is given, (ii) such later time as the General Partner may specify in such Notice, (iii) as to any Limited Partner who has died, become bankrupt, insolvent or incompetent, as of the end of the Period in which such Limited Partner died, became insolvent or incompetent, or entered bankruptcy proceedings, regardless of whether the end of such Period is earlier than the date on which the Notice of such withdrawal is given, or (iv) as to a Multiple-Owner Limited Partner, the time as of which such Limited Partner became a Multiple-Owner Limited Partner, any time as of which the General Partner determines that such Multiple-Owner Limited Partner's ownership of its entire Interest could cause the Fund not to be excluded from the definition of an "investment company" under Section 3(c)(1) of the ICA, or such other time as the General Partner may determine, in its discretion, which time may be earlier than the date on which the Notice of such withdrawal is given.

5.4.3   *Time of Payment; Partner Status*. Payment of the full withdrawal amount will generally be paid within thirty (30) days of the Effective Time of a withdrawal. The Fund will pay any remaining balance or require the repayment of any overpayments, without interest, within thirty (30) days after the later of: (i) the completion of the fiscal year, or (ii) the annual audit, if any, in which a withdrawal is made. Notwithstanding that payment on account of withdrawals may be made after the Effective Time of such withdrawal, any Partner as to whom a complete withdrawal is effected pursuant to any provision of this **Article 5** will not be considered a Partner for any purpose after the Effective Time of such withdrawal.

5.4.4   *Manner of Payment*. The Fund shall make payments in cash. Actual costs arising out of the liquidation or transfer of Interests necessary to effect any such withdrawal will be specially allocated to the withdrawing Partner in accordance with **Section 4.3.4**. If all or any portion of any payment is made in investment assets, the General Partner will give instructions to transfer such assets to the transfer agent for such assets on or before the due date of such payment, and such assets will be valued in accordance with **Section 3.1** as of the date on which the General Partner issues such instructions. The General Partner will have discretion to manage the Fund's assets after receipt of a Limited Partner's withdrawal request in a manner intended to result in cash being available for distribution to such Limited Partner in connection with such withdrawal, but the General Partner will not be obligated to liquidate Fund assets if the General Partner, in its sole discretion, determines not to do so, either because such liquidation might, in the General Partner's judgment, be detrimental to the Interests of the remaining Partners or for other reasons. The General Partner will have the discretion to segregate a portion of any assets of the Fund valued in accordance with **Section 3.1** as of the Effective Time of any withdrawal equal to the amount payable to the withdrawing Partner with respect to such withdrawal. In the event the General Partner exercises its discretion to segregate Fund assets under this Section, the General Partner will also have the discretion to sell such assets for the account of such Limited Partner, in which event such Limited Partner will be entitled to the net proceeds of such sale (after payment of all expenses), which may be more or less than the amount payable to such Limited Partner as of the Effective Time of the related withdrawal, provided, however, that such Limited Partner will have the right, upon written demand, to receive a distribution of the segregated assets. Any Incentive Allocation due upon the withdrawal will be adjusted so that it is based on the Gains (if any) realized by such Limited Partner after the sale of such segregated assets.

ARTICLE 6. EXPENSES; MANAGEMENT FEE

6.1 **Expenses**. The General Partner is responsible for and pays or causes to be paid its overhead expenses, including the following: office rent; furniture and fixtures; stationery; secretarial/internal administrative services; salaries; entertainment expenses; employee insurance; payroll taxes, and; its fixed expenses (telephones, general purpose office equipment, etc.). All other expenses are paid by the Fund and include: the Fund's legal, compliance, administrator, audit, and accounting expenses (including third-party accounting services); printing and mailing expenses; government filing fees and taxes; tax preparation expenses; reporting expenses; custodial expenses; expenses incurred in the buying, selling, and holding of futures, options, and other investments (including, without limitation, markups and markdowns and interest expense); taxes; insurance; investment expenses (such as brokerage commissions, clearing and settlement charges, bank service fees, interest expenses, borrowing charges, etc.); costs and expenses of utilizing credit facilities; organizational costs; Initial Offering Costs as well as ongoing offering expenses, and; extraordinary expenses (including litigation and indemnification). Notwithstanding the foregoing, The General Partner will assume liability for the Fund's operating expenses in excess of 1.00% of the average month-end net assets per year of the Fund. The Fund's Initial Offering Costs will be amortized over the first twelve (12) months of the Fund's operations.

6.2 **Management Fee**. Each Limited Partner is obligated to pay the General Partner, as of the first Business Day of each calendar month, a Management Fee equal to the product of (i) such Limited Partner's Management Fee Rate (as defined in this subsection), multiplied by (ii) such Limited Partner's Capital Account balance as of the first Business Day of such calendar month, after taking into consideration the adjustments called for in **Section 4.4**. For each Limited Partner the monthly Management Fee will be one twelfth of one percent (1/12 of 1.0%) (approximately 1.0% on an annualized basis, assuming no Gains or Losses). The Management Fee for any calendar month will be calculated *pro rata* in the case of any capital contribution by a Partner which occurs on a date other than the first Business Day of a calendar month. In the event that a Limited Partner withdraws any part of its capital account during a calendar month, the Management Fee will be reimbursed pro rata. The General Partner may waive, reduce, or defer the payment of all or any portion of the Management Fee as to any Limited Partner.

ARTICLE 7. RIGHTS AND OBLIGATIONS OF THE GENERAL PARTNER

7.1 **General Authority and Power**. Except as otherwise provided in this Agreement, the General Partner will have exclusive management and control of the business of the Fund. In addition to the rights, powers, and authority granted elsewhere in this Agreement and by law, the General Partner will have the right, power, and authority to obligate and bind the Fund and, on behalf of and in the name of the Fund, to take any investment action of any kind and to do anything it deems necessary or advisable in pursuit of the Fund's purposes, including, without limitation, the following:

7.1.1 To purchase, hold, sell, lend, borrow, or otherwise deal in those investment assets described in the Prospectus and to exercise all rights, powers, privileges, and other incidents of ownership with respect thereto; and to delegate the authority to engage in such activities as to some or all of the Fund's assets to one or more investment managers;

7.1.2 To borrow funds on behalf of the Fund and to pledge and hypothecate assets of the Fund for such loans;

7.1.3 To open, maintain, conduct, and close accounts, including accounts with banks or other custodians for Fund assets, each as selected by the General Partner, and to draw checks or other orders for the payment of money by the Fund;

7.1.4 To transact business through broker-dealers, banks, and other persons (including Affiliates of the General Partner) selected by the General Partner;

7.1.5 To employ from time to time, at the expense of the Fund, persons required for the Fund's business, including managers of managed futures accounts or other managers to manage any asset of the Fund, accountants, attorneys, investment advisers, financial consultants, and others, regardless of whether such persons also may be employed by the General Partner or its Affiliates; to enter into and exercise on behalf of the Fund, agreements and contracts with such persons on such terms and for such compensation as the General Partner determines to be reasonable; and to give receipts, releases, indemnities, and discharges with respect to all of the foregoing and any matter incident thereto as the General Partner may deem advisable or appropriate;

7.1.6 To engage in any transaction with the General Partner's Affiliates;

7.1.7 To purchase, from or through others, contracts of liability, casualty, and other insurance which the General Partner deems advisable, appropriate, or convenient for the protection of the investment assets acquired by the Fund for any purpose convenient or beneficial to the Fund, including insurance policies insuring the General Partner and/or the Fund against liabilities that may arise out of the General Partner's management of the Fund;

7.1.8 To make all tax elections required or permitted to be made by the Fund, including elections under Section 754 of the Code;

7.1.9 To file, conduct and defend legal proceedings of any form, including proceedings against Partners, and to compromise and settle any such proceedings, or any claims against any person, including claims against Partners, on whatever terms deemed appropriate by the General Partner;

7.1.10 To admit Limited Partners or additional or successor General Partners to the Fund and to remove Limited Partners;

7.1.11 To effect on behalf of the Fund any "agency cross transaction" (as contemplated in Rule 206(3)-2 under the Investment Advisers Act) through the General Partner or any Affiliate of the General Partner that is registered as a broker or dealer; provided that the authority granted in this subsection may be revoked at any time by the General Partner or by vote or consent of a Majority in Interest of the Limited Partners;

7.1.12 To waive or reduce, in whole or in part, any notice period, minimum amount requirement, or other limitation or restriction imposed on capital contributions or withdrawals of capital; waive, reduce or, by agreement with any Limited Partner, otherwise vary any fee or special allocation to the General Partner, and/or any requirement imposed on that Limited Partner by this Agreement. The General Partner will have such right, power, and authority regardless of whether such notice period, minimum amount, limitation, restriction, fee, or special allocation, or the waiver or reduction thereof, operates for the benefit of the Fund, the General Partner, or fewer than all the Limited Partners;

7.1.13 To enter into and terminate, on behalf of the Fund, investment management agreements or, in the case of a managed futures fund, limited partnership agreements or their equivalent with one or more investment managers pursuant to which such investment manager will act as an investment manager for the Fund, or a managed futures fund in which the Fund invests, and have discretion to invest the Fund's assets, provided that such agreements may not compensate such investment managers with a management fee exceeding two percent (2.0%) of actual (as opposed to notional) net assets per annum or a performance-based fee exceeding twenty percent (20%), and that any performance-based fee must be subject to a loss carryforward provision;

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7.1.14 To amend this Agreement in accordance with **Section 10.2**; and

7.1.15 To engage in any kind of activity, and to perform and carry out contracts of any kind necessary to, in connection with, or incidental to the accomplishment of the purposes of the Fund.

7.2 **Exceptions**. Notwithstanding anything to the contrary herein, (a) no act in contravention of this Agreement may be legally done without the consent of the General Partner and a Majority in Interest of the Limited Partners, and (b) the General Partner may not effect any transaction that constitutes an "assignment" of this Agreement in contravention of requirements under applicable law (such as the Investment Advisers Act of 1940, as amended, if applicable), requiring consents of advisory clients, unless and to the extent all consents required by such law have been obtained. For purposes of clause (b) of the preceding sentence, if any consent of the Limited Partners to such an "assignment" is deemed to be required, such consent will be considered given if Consent of a Majority in Interest of the Limited Partners is obtained in accordance with the procedures specified in this Agreement.

7.3 **Right of Others to Rely on Authority of General Partner**. The execution and delivery of any contract or instrument described in **Section 7.1**, or the taking of any action described in **Section 7.1**, by the General Partner will be sufficient to bind the Fund, and will not require the consent of any other Partner.

7.4   **Time and Services**. The General Partner and its principals, members, and employees will devote such time and services to the Fund as the General Partner deems necessary for the efficient conduct of the Fund's business, but they will not be required to devote full time to the performance of such duties. Each Partner acknowledges that such outside activities on the part of the General Partner do not give rise to an obligation to account to any other Partner or to the Fund for any profits or other benefits derived therefrom, and that neither any Partner nor the Fund will have or be entitled to any interest in any such activity, business, or investment.

7.5   **Investment Opportunities**. None of the Partners or their Affiliates will have any obligation to the Fund or to any of the other Partners to make any particular investment opportunity available to the Fund or to any of the other Partners. Partners and their Affiliates may engage in whatever activities they choose (including trading for their own accounts or for the accounts of persons other than the Fund or the other Partners), regardless of whether the same are competitive with the Fund or otherwise, without having or incurring any obligation to offer any interest in such activities to the Fund or any Partners.

7.6   **Multiple General Partners**. If at any time the Fund has two or more general partners, the authority to act on behalf of the Fund and the Management Fee and Incentive Allocation will be allocated among such general partners in such manner as such general partners will determine among themselves.

ARTICLE 8.   **EXCULPATION, INDEMNIFICATION AND LIABILITY OF GENERAL PARTNER**

8.1   **Exculpation and Indemnification**.

8.1.1   *Exculpation*. Neither the General Partner, nor any member, employee, agent, or other Affiliate of the General Partner, nor any board or body with respect to the General Partner or the Fund (each, an "*Indemnitee*") will be liable to the Fund or to any Partner for any act or omission performed or omitted by such Indemnitee in connection with this Agreement or the Fund's business or affairs (including but not limited to any act or omission by any Indemnitee in connection with any activity of the character permitted in **Section 7.1** and **Section 7.5**, regardless of whether such activity may be considered to have given rise to or involved conflicts between the interests of such Indemnitee and those of the Fund or the other Partners), and no such act or omission will in and of itself constitute a breach of any duty owed by any Indemnitee to the Fund or any Limited Partner hereunder or under the Act, provided such act or omission did not constitute a willful violation of law. To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Fund or to a Partner, such Indemnitee acting under this Agreement will not be liable to the Fund or to any Partner for its good faith reliance on the provisions of this Agreement. Such provisions, to the extent they restrict or limit the duties or liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to modify such other duties and liabilities of such Indemnitee. For purposes of this **Section 8.1.1**, "Indemnitee" does not include other investment entities managed by the General Partner that may be considered to be Affiliates of the General Partner solely because they are managed by the General Partner.

8.1.2   *Indemnification*. To the maximum extent permitted by applicable law, each Indemnitee who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or contemplated action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (a "*Proceeding*") or any appeal in such a Proceeding, by reason of such Indemnitee's management of the affairs of the Fund, participation in such management, or rendering of advice or consultation with respect thereto, or that relate to, the Fund, its business, or its affairs, will be indemnified and held harmless by the Fund, to the extent of the Fund's assets, from and against any and all losses, claims, damages, liabilities (joint and/or several), expenses (including legal fees and expenses), judgments, fines, settlements, and other amounts ("*Losses*") that relate to such Proceeding, *except to the extent* such Losses arise from actions or failures to act that are finally adjudicated by a court of competent jurisdiction to have constituted a willful violation of law by such Indemnitee. A person or entity will be entitled to the indemnification prescribed in the preceding sentence whether or not such person or entity continues or continued to be a General Partner or an employee, member, partner, agent, or Affiliate of a General Partner at the time any Proceeding commences or a Loss is suffered, paid or incurred.

8.1.3   *Advance Payment*. Separate and apart from its obligation to indemnify an Indemnitee pursuant to **Section 8.1.2**, the Fund will pay the expenses each Indemnitee incurs (or reimburse such Indemnitee for such expenses), in defending or responding to a Proceeding (including bringing and pursuing counterclaims and cross-claims), as incurred, without any determination as to the Indemnitee's ultimate entitlement to indemnification, upon the Indemnitee's request, regardless of whether or not the Proceeding has been disposed of, *provided* (a) the Indemnitee agrees in writing to repay such expenses to the extent they were incurred defending or responding to claims or allegations for which he or she or it is specifically and finally found by a court of competent jurisdiction not to be entitled to indemnification under **Section 8.1.2**, and (b) in such written agreement the Indemnitee states that the Proceeding relates to (i) such Indemnitee's management of the affairs of the Fund, (ii) such Indemnitee's participation in such management, (iii) such Indemnitee's rendering of advice or consultation with respect thereto, (iv) the Fund, or (v) the Fund's business or affairs.

8.1.4   *Limits on Indemnification*. Securities laws impose liabilities on investment advisers and others under certain circumstances and, notwithstanding anything in this section to the contrary, nothing in this Agreement will be deemed to waive or limit any right the Fund or any Partner may have under any of those laws.

8.2   **Reliance on Agents**. The General Partner may execute any power granted, or perform any duty imposed by, this Agreement either directly or through agents, including its Affiliates. The General Partner may consult with counsel, accountants, appraisers, management consultants, investment bankers, and other consultants selected by the General Partner. An opinion by any consultant on a matter that the General Partner believes to be within such consultant's professional or expert competence will be full and complete protection for any action taken or omitted by the General Partner in good faith based on the opinion. The General Partner will not be responsible for the misconduct, negligence, acts, or omissions of any consultant or of any agent or employee of the Fund, or any of the General Partner's Affiliates, except that the General Partner must use due care in selecting such persons.

8.3   **Acknowledgment of Fiduciary Duty under ERISA as to Plan Assets**. The General Partner will accept capital contributions from individual retirement accounts, Keogh plans, and other entities that are subject to the prohibited transaction provisions of Section 4975 of the U.S. Internal Revenue Code of 1986, as amended, or retirement plans or entities whose assets are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended. To the extent and at such times as any assets of the Fund are deemed to be "plan assets" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("*ERISA*"), of any Limited Partner that is an employee benefit plan governed by ERISA, the General Partner would be, and hereby acknowledges that it would be considered to be, a fiduciary within the meaning of Section 3(21) of ERISA as to that Limited Partner. In such an event, or if any partner, employee, agent or Affiliate of the General Partner, is ever held to be a fiduciary of any Limited Partner, then, in accordance with Sections 405(b)(1), 405(c)(2) and 405(d) of ERISA, the fiduciary responsibilities of that person will be limited to the person's duties in administering the business of the Fund, and the person will not be responsible for any other duties to such Limited Partner, specifically including evaluating the initial or continued appropriateness of this investment in the Fund under Section 404(a)(1) of ERISA.

ARTICLE 9.   LIABILITY AND RIGHTS OF LIMITED PARTNERS

9.1   **Limited Liability**. No Limited Partner will be liable for the debts, liabilities, contracts, or other obligations of the Fund, except as may be required by applicable law, including the return of distributions pursuant to Section 17-607 of the Act.

9.2   **No Participation in Management**. No Limited Partner may, in the capacity of a Limited Partner, take part in the management of the business of the Fund or transact any business for the Fund, nor will any Limited Partner have the power to sign for or bind the Fund in their capacity as a Limited Partner. All management responsibility and authority to act on behalf of the Fund is vested in the General Partner as provided in **Section 7.1**. The rights of Limited Partners to consent to specified actions are set forth in **Article 10** and are limited to the rights so specified. The Limited Partners may, however, at the General Partner's request, consult with and advise the General Partner as to the business of the Fund.

9.3   **Limitations**. No Limited Partner will have the right or power to: (a) bring an action for partition against the Fund; (b) cause the termination or dissolution of the Fund, except as set forth in this Agreement; or (c) demand or receive any specific property in return of such Partner's Capital Contributions. Except as expressly provided in this Agreement, no Limited Partner will have priority over any other Limited Partner either for the return of capital, for allocations of Gains or Losses (or any items thereof), or for distributions.

ARTICLE 10. PARTNERS' CONSENTS; AMENDMENT OF AGREEMENT

10.1 **Consent and Voting Rights of Limited Partners**. The actions listed in this **Article 10** and specifically identified elsewhere in this Agreement as requiring the Consent, written or otherwise, of one or more Limited Partners constitute the only Fund matters upon which Limited Partners will have a right to consent or vote in their capacities as Limited Partners, notwithstanding any provision of the Act. In particular, and without limiting the foregoing, notwithstanding anything else in this Agreement or in the Act to the contrary, Limited Partners will have no right to cause or to Consent or vote on (i) the removal of any General Partner, whether directly, by way of amendment to this Agreement, or otherwise; or (ii) except as expressly provided in **Section 7.2** or **Section 10.1.2**, the admission or appointment of any additional or successor General Partner.

10.1.1 *Actions Requiring the Consent of the General Partner and a Majority in Interest of the Limited Partners*. The Consent of the General Partner (or, if there is more than one general partner, a Majority in Interest of all general partners) and of a Majority in Interest of the Limited Partners will be required for the following actions:

(a) amendments to this Agreement, but only to the extent provided in, and subject to, the provisions of, **Section 10.2**;

(b) actions specified in **Section 7.2** as requiring the Consent of a Majority in Interest of the Limited Partners; and

(c) actions relating to a merger of the Fund and any other business entity(ies), but only to the extent such approval is required by the Act and cannot be waived by agreement among the Partners. To the extent any such requirement may be waived or modified by agreement among partners, the Partners intend to effect such a waiver and modification and to permit such a merger or other business combination upon the Consent of the General Partner without the consent of any other Partner.

10.1.2 *Continuation of Fund under Certain Circumstances*. The Consent of a Majority in Interest of the Limited Partners will be required to admit a successor general partner and continue the business of the Fund after any general partner ceases to be a general partner if, at the time of such cessation, there is no remaining or surviving general partner (including a successor general partner admitted to the Fund pursuant to other provisions of this Agreement).

10.2 **Amendment**. This Agreement may be amended only upon the Consent of the General Partner and the Consent of a Majority in Interest of the Limited Partners, *provided* that the General Partner may amend this Agreement from time to time, without the consent, approval, authorization, or other action of any Limited Partner, if, in the opinion of the General Partner, the amendment does not have a material adverse effect on the Limited Partners generally; and *provided further* that no amendment may be adopted without the unanimous Consent of the Partners to the extent it would (a) change the Fund to a general partnership or change the limited liability of the Limited Partners under the Act, or (b) terminate the Fund's status as a partnership for federal income tax purposes. The General Partner will promptly furnish to each Limited Partner a copy of any amendment to this Agreement adopted by the General Partner pursuant to **Section 10.1**.

10.3 **Actions by Written Consent; Consent by Silence**. All actions, votes or consents required or permitted to be taken by the Partners will be taken by the written consent of Partners holding in aggregate not less than the minimum Partnership Percentages specified herein as to the particular action, vote, or consent. Notwithstanding the foregoing, for purposes of obtaining any such consent as to any matter proposed by the General Partner, the General Partner may, in the notice seeking Consent of Partners, require a response within a specified period (which will not be less than fifteen days) and failure to respond within that period will constitute a vote and Consent to approve the proposed action. Except as otherwise expressly provided in the proposal for such action, any such action will be effective immediately after the required signatures have been obtained or, if applicable, the expiration of the period within which responses were required, if such requirement was imposed and there were insufficient votes cast against such action to prevent such action from becoming effective.

10.4 **Record Dates**. So the Fund may determine which Partners are, and in what proportion the Partners are, entitled to consent, receive any distribution, or exercise any rights, the General Partner may fix in advance a record date that is not more than sixty days before the date on which the first written consent is given and not more than sixty (60) days before any other action is to be taken. If no record date is so fixed, the record date will be the day on which the first written consent is given or the action is taken.

ARTICLE 11.   **TRANSFERS OF FUND INTERESTS**

11.1 **Restrictions**. A Limited Partner may transfer or assign their Interests in the Fund upon thirty (30) days' prior written notice to the General Partner. No such assignee may become a substituted Limited Partner except with the consent of the General Partner, which may be withheld in those situations described in **Section 11.3**, below.

11.2 **Effect of Violation**. Any purported Transfer in violation of this **Article 11** will be null and void and will not bind or be recognized by the Fund.

11.3 **Admission of Substituted Limited Partners**. No Transferee of a Limited Partner's Interest will be admitted to the Fund as a substitute Limited Partner without the consent of the General Partner; provided, however, that the General Partner may withhold such consent only to prevent or minimize adverse legal or tax consequences to the Fund.

11.4 **Rights of Transferee**. Until and unless a Transferee of a Limited Partner's Interest is admitted to the Fund as a substitute Limited Partner pursuant to **Section 11.3**, the rights of such Transferee will be limited to such Transferee's share of all allocations of Gains and Losses (and any items thereof) and all distributions, if any.

11.5 **Effective Date of Transfer**. Any Transfer of a Limited Partner's Interest made in compliance with this **Article 11** will be effective as of the close of business on the day on which all required documentation has been received and accepted by the General Partner if such day is the first day of a fiscal quarter and, if not, on the first day of the next succeeding fiscal quarter.

11.6 **Allocations between Transferor and Transferee**. In the case of any Transfer, the Transferee will succeed to the Capital Account of the Transferor. For purposes of allocating items pursuant to **Article 4**, Gains and Losses (and any items thereof) allocable in respect of that Interest will be prorated between the Transferor and the Transferee on the basis of the number of days in the Period that each was the holder of that Interest without regard to the performance of the Fund's assets during the periods before and after the effective date of the Transfer, unless the Transferor and the Transferee agree to an allocation based on the performance of the Fund's assets as of the effective date of the transfer (or any other method permissible under the Code) and agree to reimburse the Fund for the cost of making and reporting any such allocation.

11.7 **Transfer of General Partner's Interest**. Except as otherwise provided in **Section 7.2**, the General Partner may Transfer all or any part of its Interest as a General Partner or in this Agreement without the Consent of any other Partner. In addition, and without limiting the foregoing, the General Partner may, from time to time, convert a portion of its Interest herein into one or more Limited Partner Interests, with all the rights specified in this Agreement for Limited Partners, and may transfer that portion to one or more other persons.

ARTICLE 12.   **BOOKS AND RECORDS; ACCOUNTING; TAX ELECTIONS**

12.1 **Books and Records**. Books and records of the Fund will be maintained at the principal office of the Fund or at such other office of the Fund as may be designated by the General Partner, and will be available for examination by any Partner or such Partner's duly authorized representatives at any reasonable time. The Fund will maintain the following books and records:

12.1.1 A current list of the full name and last known business or residence address of each Partner, together with the Capital Contributions and Partnership Percentage of each such Partner;

12.1.2 A copy of the Certificate of Limited Partnership and all amendments thereto filed pursuant to **Section 1.2**, together with executed copies of any powers of attorney pursuant to which any such certificate has been executed;

12.1.3 Copies of the Fund's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years; and

12.1.4 Copies of this Agreement and all amendments hereto.

12.2   **Inspection of Records**.

12.2.1   Each Limited Partner has the right, on reasonable request and subject to such reasonable standards as the General Partner may from time to time establish (including standards for determining whether the purpose for such request is reasonably related to the Limited Partner's interest as a Limited Partner), to obtain from the General Partner for purposes reasonably related to the Limited Partner's interest as a Limited Partner, the information set forth above in **Section 12.1** as well as information regarding the status of the business and financial condition of the Fund (generally consisting of the Fund's financial statements) and such other information regarding the affairs of the Fund as is just and reasonable in light of the purpose related to the Limited Partner's interest as a Limited Partner for which such information is sought. The General Partner may, however, keep confidential from any Limited Partner any information the disclosure of which the General Partner in good faith believes could be harmful to the business of the Fund or is otherwise not in the best interests of the Fund, or that the Fund is required by law or agreement with a third party to keep confidential. Regardless of anything to the contrary in this Agreement or in the Act, Limited Partners will not be entitled to inspect or receive copies of the following:

      (a) internal memoranda of any general partner, whether relating to Fund matters or any other matters;

      (b) correspondence and memoranda of advice from attorneys or accountants for the Fund or the General Partner; or

      (c) trade secrets of the Fund or the General Partner, investor information, financial statements of Limited Partners, or similar materials, documents, and correspondence.

12.3   **Reports**.

12.3.1   The Fund will send to each Partner, as soon as practicable after the end of each calendar year, the information necessary for the Partner to complete such Partner's federal and state income tax or information returns ("*Tax Information*"). The General Partner may obtain extensions of the date on which the Fund's income tax returns are due and will notify Limited Partners of such extension as soon as practicable after determining that it is appropriate for the Fund to obtain such extension. In such event, the Fund will provide the Limited Partners with the Tax Information at a reasonable time before the expiration of the term of such extension.

12.3.2   The General Partner will cause an annual financial report to be sent to each Partner as soon as practicable after the close of each fiscal year. The General Partner shall prepare the report aforementioned on an accrual basis in accordance with GAAP, and shall be empowered to make any changes of accounting method that it shall deem advisable. Additionally, the General Partner will provide unaudited account statements to each Limited Partner at least monthly.

12.4   **Limited Rights of Access and Inspection**. Notwithstanding anything in this Agreement or in the Act to the contrary, no Limited Partner is entitled to receive or to inspect any records or information other than those expressly set forth in this **Article 12**.

12.5   **Tax Returns and Elections**. The Fund's tax or fiscal year will be the calendar year. The Fund's accountants will be instructed to prepare and file all required income tax returns for the Fund. The General Partner will make any tax election necessary for completion of the Fund's tax return. In the event of a distribution of property made in the manner provided in Section 734 of the Code, or in the event of a transfer of any Interest permitted by this Agreement made in the manner provided in Section 743 of the Code, the General Partner, on behalf of the Fund, may file an election under Section 754 of the Code in accordance with the procedures set forth in the applicable Regulations promulgated thereunder.

12.6   **Tax Matters Partner**. The General Partner will be the Tax Matters Partner for purposes of Sections 6221 et seq. of the Code, and will have all the authority granted by the Code to the Tax Matters Partner, including the authority, without the Consent of any other Partner, to do all of the following:

    12.6.1   Enter into a settlement agreement with the Internal Revenue Service that purports to bind the other Partners;

    12.6.2   File a petition as contemplated in Section 6226(a) or Section 6228 of the Code;

    12.6.3   Intervene in any action as contemplated in Section 6226(b)(5) of the Code;

    12.6.4   File any request contemplated in Section 6227(b) of the Code; or

    12.6.5   Enter into an agreement extending the period of limitations as contemplated in Section 6229(b)(1)(B) of the Code.

12.7   **Fund Assets.** The assets of the Fund will be deposited in such financial institutions as the General Partner determines, and withdrawals will be made only in the regular course of Fund business on such signature or signatures as the General Partner determines, and subject to such procedures to which the General Partner may agree on behalf of the Fund with the custodian(s) of the Fund's assets. No funds of the General Partner will in any way be commingled with such Fund assets.

ARTICLE 13.   DISSOLUTION

13.1   **Events of Dissolution**. The Fund will be dissolved and its affairs will be wound up upon the earlier to occur of the following times or events:

    13.1.1   The election of the General Partner to dissolve the Fund upon giving thirty (30) days' notice;

    13.1.2   The cessation of the sole remaining General Partner's status as General Partner, including by (i) the occurrence of an Event of Bankruptcy with respect to such Partner, (ii) if such Partner is an individual, such individual's death or adjudicated incompetence, or (iii) if such Partner is a corporation, partnership, limited liability company, or other entity, the dissolution of such corporation, partnership, limited liability company or other entity, *provided* that no such cessation will cause the Fund's dissolution if the Limited Partners appoint a successor general partner and elect to continue the Fund's business as contemplated in **Section 10.1.2**;

    13.1.3   Any other event that applicable law specifies must operate as an event causing the dissolution of a limited partnership notwithstanding any provision to the contrary in this Agreement.

13.2   **Winding Up**. Upon dissolution of the Fund, the General Partner will take full account of the Fund's liabilities and assets and the Fund's property will be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds from the liquidation of the Fund's property will be applied and distributed in the following order:

    13.2.1   First, to the payment and discharge of all of the Fund's debts and liabilities (other than those to the Partners), including the establishment of any necessary reserves;

    13.2.2   Second, to the payment of any debts and liabilities to the Partners;

    13.2.3   The balance, if any, to each Partner having a positive balance in his or her Capital Account (after giving effect to all contributions, distributions, and allocations for all Periods, including the Period during which such dissolution occurs) in the proportion that the positive balance in such Partner's Capital Account bears to the sum of all Capital Accounts having positive balances. To the extent reasonable, each asset distributed in kind will be distributed proportionately among the Partners.

13.3 **Timing of Liquidation Distributions**. Distributions in liquidation will be made by the end of the taxable fiscal year in which the liquidation occurs or, if later, within ninety (90) days of the liquidating event and will otherwise comply with Section 1.704-1(b) of the regulations promulgated under Section 704 of the Code.

13.4 **Restoration of Deficit Capital Account Balances**. If upon liquidation of the Fund, any general partner has a deficit balance in its Capital Account (after taking into account all Capital Account adjustments for the Fund's taxable fiscal year in which the liquidation occurs), such General Partner will contribute cash or securities to the Fund by the end of such taxable fiscal year (or, if later, within ninety (90) days after the date of such liquidation) in an amount equal to such deficit Capital Account balance. If any Limited Partner has a deficit balance in such Partner's Capital Account (after taking into account all Capital Account adjustments for the Fund's taxable fiscal year in which the liquidation occurs), such Limited Partner will have no obligation to make any contribution to the capital of the Fund with respect to such deficit, and such deficit will not be considered a debt owed to the Fund or to any other person for any purpose whatsoever.

13.5 **Authority to Wind Up**. The General Partner may, from time to time, cause the Fund to enter into (and modify and terminate), agreements with such person(s) as the General Partner may from time to time select, authorizing such person(s) (a "*Liquidating Agent*") to wind up the Fund's affairs in the event that the Fund is subsequently dissolved by reason of the General Partner's cessation as a general partner as provided in **Section 13.1.2**; *provided* that the total compensation the Fund may become obligated to pay to such Liquidating Agent(s) during such winding up period will not exceed 0.375% per month (1.5% *per annum*) of the Net Asset Value of the Fund, assessed as of the first day of each such month. If no such agreement has been entered into, or is in effect, as of the time of any such dissolution, then the person designated by court decree or by a Majority in Interest of the Limited Partners will wind up the affairs of the Fund and will be entitled to compensation as approved by the court or by the Consent of a Majority in Interest of the Limited Partners.

ARTICLE 14. MISCELLANEOUS PROVISIONS

14.1 **Representations and Warranties of Limited Partners**. Each Limited Partner represents and warrants to the Fund and each General Partner that:

14.1.1 The information provided and the representations, warranties, acknowledgements, and agreements made and given in the Subscription Applications relating to such Limited Partner's offer to purchase an Interest are true and correct and constitute a part of this Agreement as if fully set forth herein; and

14.1.2 Such Limited Partner is aware that, because allocations pursuant to **Section 4.7** have the effect of allocating to the Partners tax benefits and tax burdens, the timing of particular allocations and the character (*e.g.*, capital gain or loss versus ordinary income or loss; short-term capital gain or loss versus long term capital gain or loss) of items allocated will have a direct financial impact on such Partner and such Partner's after-tax economic return.

14.2 **Representations and Warranties of Private Investment Companies**. Each Limited Partner that is an entity that would be an "investment company" under the ICA but for an exclusion under either Section 3(c)(1) or Section 3(c)(7) of the ICA has advised the General Partner of the number of persons that constitute "beneficial owners of such Limited Partner's outstanding securities (other than short-term paper)" within the meaning of clause (A) of subsection 3(c)(1) of the ICA, and will advise the General Partner promptly upon any change in that number.

14.3 **Appointment of the General Partner as Attorney-in-Fact**.

14.3.1 Each Limited Partner, including each substituted Limited Partner, by the execution of this Agreement, irrevocably constitutes and appoints the General Partner its true and lawful attorney-in-fact with full power and authority in its name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including but not limited to:

(a) all certificates and other instruments, and any amendment thereof, that the General Partner deems appropriate in order to form, qualify, or continue the Fund as a limited partnership (or a partnership in which the Limited Partners will have limited liability comparable to that provided by the Act) in the jurisdiction in which the Fund may conduct business or in which such formation, qualification, or continuation is, in the discretion of the General Partner, necessary to protect the limited liability of the Limited Partner;

(b) all amendments to this Agreement adopted in accordance with the terms hereof and all instruments which the General Partner deems appropriate to reflect a change or modification of the Fund in accordance with the terms of this Agreement;

(c) all conveyances and other instruments the General Partner deems appropriate to reflect the dissolution and termination of the Fund; and

(d) with respect to each Partner, any and all documents necessary to convey such Partner's Interest in the Fund to any Transferee thereof and thereby to withdraw such Partner from the Fund and admit any substitute Partner to the Fund.

14.3.2   The appointment by all Partners of the General Partner as attorney-in-fact will be deemed to create a power coupled with an interest, in recognition of the fact that the Partners under this Agreement will be relying upon the power of the General Partner to act as contemplated by this Agreement in any filing and other action by the General Partner on behalf of the Fund, and will survive any Event of Bankruptcy, death, adjudication of incompetence, or dissolution of any person giving such power, and the Transfer of all or any part of the Interest of such person; provided, however, that in the event of a Transfer, the foregoing power of attorney will survive such Transfer only until such time as the Transferee will have been admitted to the Fund as a substituted Partner and all required documents and instruments will have been duly executed, filed, and recorded to effect such substitution.

14.4   **Counterparts**. This Agreement may be executed in several counterparts, and as executed will constitute one agreement, binding on all of the parties hereto.

14.5   **Successors and Assigns**. Except as otherwise provided herein, the terms and provisions of this Agreement will be binding upon and will inure to the benefit of the successors and assigns of the parties hereto.

14.6   **Notices**. All Notices required or permitted under this Agreement will be given to the Partner entitled thereto by personal service or by mail to the address maintained by the Fund for such person. Any Notice sent by certified or registered mail to the address so maintained will be deemed received within three days after mailing.

14.7   **Benefits**. Except as expressly provided herein, this Agreement is entered into for the sole and exclusive benefit of the parties hereto and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any person not a party hereto.

14.8   **Severability**. If any covenant, condition, term or provision of this Agreement is illegal or if the application thereof to any person is judicially determined to be invalid or unenforceable to any extent, then the remainder of this Agreement, or the application of such covenant, condition, term or provision to persons or in circumstances other than those held invalid or enforceable, will not be affected thereby, and each covenant, term, condition and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

14.9   **Complete Agreement**. This Agreement together with the Subscription Applications and any supplemental Subscription Applications executed and delivered by Limited Partners in connection with their Capital Contributions, constitute the complete agreement among the parties concerning the subject matter hereof.

14.10   **Governing Law**. This Agreement will be governed by and interpreted under the laws of the State of Delaware applicable to contracts entered into and performed entirely within the State of Delaware; provided that United States Federal law, including the Federal Arbitration Act, will apply to **Section 14.12**.

14.11   **Gender, Number, and Headings**. As used in this Agreement, the masculine gender will include the feminine and neuter, and vice versa, as the context so requires; and the singular number will include the plural, and vice versa, as the context so requires. As used in this Agreement, Article and Section headings are for the convenience of reference only and will not be used to modify, interpret, limit, expand or construe the terms of this Agreement.

14.12   **Arbitration**. Except for actions to determine whether Losses (as that term is defined in **Section 8.1.2**) for which the General Partner or any of its members, employees, agents, or Affiliates seeks indemnification under **Section 8.1.2** arose out of actions or failures to act that constituted a willful violation of law by the purported Indemnitee and for which such indemnification therefore is not available, any controversy between or among any of the Partners or between any Partner and the Fund involving the Fund, this Agreement, or any subscription by any Limited Partner for Interests in the Fund will be submitted to arbitration on the request of any party to any such controversy in the county, state, and/or country in which the General Partner maintains its principal office at the time the request for such arbitration is made or, if there is more than one General Partner, the county, state, and/or country in which the general partners with a majority in interest of the general partner interests maintain their principal offices at such time; (save where the American Arbitration Association ("AAA") is not applicable in the General Partners principal place of business, then any dispute arising out of or in connection with this Agreement shall be referred to an arbitrator in accordance with the arbitration laws of that applicable jurisdiction.) The arbitration will comply with and be governed by the provisions of the commercial arbitration rules of the AAA and no party to any such controversy will be entitled to any punitive damages; (save where the AAA is not applicable in the General Partners principal place of business, then any dispute arising out of or in connection with this Agreement shall be referred to an arbitrator in accordance with the arbitration laws of that applicable jurisdiction). Notwithstanding such rules, no arbitration proceeding brought against the Fund or the General Partner will be consolidated with any other arbitration proceeding brought against the Fund or the General Partner without the Fund's and the General Partner's consent. Judgment may be entered upon any award granted in any such arbitration in any court of competent jurisdiction in the county, state and/or country in which the General Partner maintains its principal office at the time the award is rendered (or, if there is more than one General Partner, the county, state and/or country in which the general partners with a majority in interest of the general partner interests maintain their principal offices at such time). By signing this Agreement, each Partner agrees to waive their right to seek remedies in court, including any right to a jury trial; provided, however, that nothing in this paragraph will constitute a waiver of any right a party to this Agreement may have to choose a judicial forum to the extent such a waiver would violate applicable law.

14.13   **Covenant to Sign Documents**. Each Partner will execute, with acknowledgement or affidavit if required, all documents and writings reasonably necessary or expedient in the creation of the Fund and the achievement of its purpose, including certifications in accordance with the requirements of Code Section 1446 regarding withholding taxes on foreign persons.

14.14   **No Waiver**. A Partner's failure to insist on the strict performance of any covenant or duty required by this Agreement, or to pursue any remedy under this Agreement, will not constitute a waiver of the breach or the remedy.

14.15   **Group Ownership of Limited Partnership Interests**. An Interest may be held jointly by husband and wife as community property, or by husband and wife or by unrelated persons as joint tenants or tenants in common, as shown on the signature page of the applicable Subscription Application or in the Fund's books and records. In any multiple ownership case, the Fund and each General Partner will be entitled to consider any Notice, vote, check, or similar document signed by any one of the persons in the ownership group to bind all persons in the group.

ARTICLE 15.   **DEFINITIONS**

The following terms used in this Agreement will have the meanings set forth below, unless the context otherwise requires:

15.1   **Act**.   The Delaware Revised Uniform Limited Partnership Act, as amended.

15.2   **Affiliate**.   As to a specified person, (a) any person who directly or indirectly owns, controls, or holds with power to vote, 10% or more of any class of equity securities of such specified person; (b) any person 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such specified person; (c) any person who, directly or indirectly, controls, is controlled by, or is under common control with such specified person; or (d) any officer, director, or general partner of, or any person who serves in a similar capacity as to, such specified person, or of which such specified person is an executive officer, director or general partner, or as to which such specified person serves in a similar capacity.

15.3   **Agreement**.   This Agreement of Limited Partnership, as it may be amended from time to time.

15.4   **Business Day**.   Any non-weekend day that is not a legal holiday in the United States.

15.5   **Capital Account**.   The account established for each Partner as provided in **Section 4.1**, including such adjustments as may from time to time be made to such account in accordance with the provisions of this Agreement.

15.6   **Capital Contribution**.   As to any Partner any amount contributed to, or for the benefit of, the Fund by such Partner pursuant to **Section 2.1**.

15.7   **Code**.   The Internal Revenue Code of 1986, as amended (or any corresponding provision of succeeding law).

15.8   **Consent**.   Either (a) the written consent of Partners (including given by silence as provided in **Section 10.3**) required or permitted to be given pursuant to this Agreement or applicable law, or (b) the act of granting any such written consent, as the context may require. Except as expressly provided otherwise in this Agreement, "Consent of the Limited Partners" refers to the Consent of a Majority in Interest of the Limited Partners.

15.9   **Dealing Day**.   The Initial Dealing Day or the day on which any Capital Contribution is deemed made pursuant to **Section 2.1**.

15.10   **Effective Time**.   The date on which withdrawals are deemed effective pursuant to **Section 5.4.2.**

15.11   **Event of Bankruptcy**.   As to any person, (a) the entry of a decree or order for relief by a court having jurisdiction as to such person in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy or insolvency law, or the appointment of a receiver, assignee, or trustee of such person or for any substantial part of such person's property, or the issuance of an order for the winding-up or liquidation of such person's affairs and the continuance of any such decree or order unstated and in effect for a period of 90 consecutive days, or (b) the commencement by such person of a voluntary proceeding seeking any decree, order or appointment referred to in clause (a) or the consent by such person to any such decree, order or appointment.

15.12   **Fund**.   MA Managed Futures Fund, LP, a Delaware limited partnership.

15.13   **GAAP**.   United States Generally Accepted Accounting Principles.

15.14   **Gains and Losses**.   For any Period, the gains (Gains) or losses (Losses) determined in accordance with GAAP.

15.15   **General Partner**.   MA Capital Management, LLC, a Florida limited liability company, and any person who is admitted to the Fund as an additional or substitute or successor general partner in accordance with this Agreement.

15.16   **ICA**.   The Investment Company Act of 1940, as amended.

15.17   **Incentive Allocation**.   For any Period ending on an Incentive Allocation Time and for each Limited Partner to which it applies, the amount determined in accordance with **Section 4.5**, resulting in negative adjustments to such Limited Partner's Capital Account pursuant to **Section 4.4.3**.

15.18   **Incentive Allocation Rate**.   For each Limited Partner as of each Incentive Allocation Time the amounts specified in **Section 4.5.2**.

15.19   **Incentive Allocation Time**.   For each Limited Partner, (i) the final day of each fiscal quarter; (ii) the Effective Time of any voluntary or mandatory withdrawal by or as to a Limited Partner; and (iii) the date of dissolution and/or termination of the Fund under **Article 13**.

15.20   **Initial Capital Contribution**.   As to any Partner, the amount of such Partner's first Capital Contribution to the Fund.

15.21   **Initial Dealing Day**.   The date on which the Initial Limited Partners are admitted to the Fund.

15.22   **Initial Limited Partners**.   The first Limited Partners who are admitted to the Fund.

15.23   **Interest**.   The entire ownership interest of a Partner in the Fund at any particular time, including the right of such Partner to any and all benefits to which a Partner may be entitled as provided in this Agreement.

15.24   **Limited Partner**.   Each person who is admitted to the Fund as a limited partner in accordance with the terms of this Agreement at all times prior to the complete withdrawal of such person as a limited partner in the Fund.

15.25   **Loss Carryforward Account**.   The account established for each Partner as provided in **Section 4.1.2**.

15.26   **Management Fee**.   The monthly fee described in **Section 6.2** and resulting in negative adjustments to such Limited Partner's Capital Account pursuant to **Section 4.3.3**.

15.27   **Majority in Interest of the Limited Partners**.   That number of Limited Partners whose Interests represent more than 50% of the aggregate Partnership Percentages of all Limited Partners.

15.28   **Mark-to-Market Event**.   The end of any of the following days: the day immediately preceding any Dealing Day; the final day of each calendar month; the final day of each fiscal quarter, the final day of each fiscal year; the day on which the Effective Time of any withdrawal by a Partner under **Article 5** occurs; and the date of dissolution and/or termination of the Fund under **Article 13**.

15.29   **Multiple-Owner Limited Partner**.   A Limited Partner described in **Section 5.2**.

15.30   **Net Asset Value**.   As of any measurement time, the value of the Fund's assets determined in accordance with **Section 3.1**, less the amount of the Fund's liabilities, all calculated in accordance with GAAP, as determined by the General Partner. In determining Net Asset Value, no value will be placed on the Fund's office records, statistical data, goodwill or name, or on any similar intangible asset not normally reflected on the Fund's accounting records. Net Asset Value does not include any assets that have been delivered to the Fund for contribution to the capital of the Fund prior to the effective date of the contribution. Similarly, Net Asset Value will include all amounts deemed by the General Partner to have been contributed as of the applicable due date pursuant to **Section 2.1.5**, regardless of when actually received by the Fund.

15.31   **Notification or Notice**.   A writing containing the information required by this Agreement to be communicated to any person, sent or delivered in accordance with **Section 14.6**; *provided*, *however*, that any communication containing such information sent to such Person and actually received by such Person will constitute Notification or Notice for all purposes of this Agreement.

15.32   **Initial Offering Costs**.   All expenses incurred in connection with the offer and sale of the Interests Fund's, including fees for legal, accounting, investment banking, and consulting services.

15.33   **Partner**.   The General Partner or any Limited Partner.

15.34   **Partnership Percentage**.   For each Partner the proportion, expressed as a percentage, that the amount of such Partner's Capital Account balance bears as of the beginning of any Period to the total of all Partners' Capital Account balances as of the beginning of such Period (after giving effect to the adjustments provided in **Section 4.4.1**).

15.35   **Period**.   (i) as to the first Period, the interval beginning on the effective date of this Agreement and ending on the next succeeding Mark-to-Market Event, and (ii) as to each succeeding Period, each interval beginning immediately after a Mark-to-Market Event and ending at the time of the next succeeding Mark-to-Market Event.

15.36   **Person**.   An individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, or a government or political subdivision thereof.

15.37   **Prospectus**.   The Fund's Prospectus and Disclosure Document.

15.38   **Securities Act**.   The Securities Act of 1933, as amended.

15.39   **Subscription Application**.   Each form of agreement by which any Limited Partner agrees to subscribe for and purchase an Interest, including any questionnaire used by the Fund or the General Partner to elicit information from that Limited Partner in connection with that subscription and purchase, as such agreement and any such questionnaire may be amended or supplemented from time to time.

15.40   **Tax Matters Partner**.   The General Partner in the capacity described in **Section 12.6**.

15.41   **Transfer of an Interest**.   A sale, assignment, exchange, transfer, or pledge or other encumbrance of an Interest.

15.42   **Transferee**.   The recipient of a Transfer of an Interest, including a pledgee or holder of a security interest in an Interest.

15.43   **Transferor**.   A Limited Partner who Transfers an Interest pursuant to **Article 11**.

        IN WITNESS WHEREOF, this Agreement is executed by and has become effective (i) as to the General Partner and the Initial Limited Partners, as of the Initial Dealing Day and (ii) as to the other Limited Partners, as of the date their subscriptions for Interests are accepted by the General Partner, as reflected in the applicable Subscription Applications.

GENERAL PARTNER: LIMITED PARTNER:

MA Capital Management, LLC
a Florida Limited Liability Company

_____   _____
Signature   Signature

Name: Monty Agarwal   _____
Title: Managing Partner   Print Name

MA Managed Futures Fund, LP

SUBSCRIPTION AGREEMENT

Any person considering subscribing for limited partnership interests ("Interests") in MA Managed Futures Fund, LP (the "Fund") should carefully read and review a current copy of the Fund's prospectus (the "Prospectus"). The Prospectus should be accompanied by the most recent monthly report of the Fund. **The date printed on the front of the Prospectus can be no later than 9 months old. If the date is more than 9 months old, new materials are available and must be utilized.**

1. Check box in **Section 1** if this is an addition to an existing account and list Limited Partner #.

2. Enter the name and address [no P.O. boxes] of the investor and (if applicable) joint investor in **Sections 2 and 3**.

    For UGMA/UTMA (Minor), enter the Minor's name, followed by "Minor," and address (no P.O. boxes) in **Sections 2 and 3**, and enter the custodian name in **Section 6**.

    For trusts, enter the trustee(s) name(s) and the trustee(s) address in **Section 2** and the trust name in **Section3**.

    For corporations, partnerships, and estates, enter the officer or contact person and the entity address in **Section 2** and the entity name in **Section 3**- investors who are not individuals may be required to furnish a copy organizing or other documents evidencing the authority of such entity to invest in the Fund. For example, trusts may be required to furnish a copy of each trust agreement, corporations must furnish a corporate resolution or by laws.

3. If the mailing address is different from the residence address, please fill in **Section 4**.

4. Enter the custodian's name and address in **Section 6** if applicable.

5. Check the appropriate boxes for **Class A, Class C or Class I** under **Section 7**.

6. Enter the total dollar amount and Class of Interests being invested in **Section 8**.

7. Enter the investor's brokerage account number in **Section 9** if applicable.

8. Enter the Social Security Number OR Taxpayer ID Number, as applicable, in **Section 10** and check the appropriate box to indicate ownership type. For IRA accounts, the Taxpayer ID Number of the custodian should be entered, as well as the Social Security Number of the investor. For foreign investors, enter Passport Number in Social Security Number field and Country of Citizenship in Taxpayer ID field. Please submit a copy of your government identification with your completed subscription documents.

9. The investor must sign and date **Section 13**. If it is a joint account, both investors must sign. In certain cases, the custodian's signature, as well as the investor's signature, is required.

10. The name of the broker-dealer firm, registered representative name, registered representative number, address, and phone number must be entered on the bottom of the page.

11. The registered representative and the principal must sign **Section 14**.

12. Please fill in the enclosed Suitability Requirements form.

The investor should return this Subscription Agreement, Suitability Requirements form, and payment to his or her broker's office address.

Subscription Agreements, Suitability Requirements form, payment, and any other required documents should be sent by the broker-dealer to:

The Transfer Agent's office of the selling firm (the General Partner recommends sending documents early in the month so that they reach it before month end), as follows:

Mutual Shareholder Services, LLC
By Mail: 8000 Town Centre Drive, Suite 400, Broadview Heights, OH 44147
By Fax: (440) 526-4446
By Email: mafuturesfund@mutualss.com

Payments made by check or wire transfer must be received AT LEAST FIVE BUSINESS DAYS prior to the last business day of the month.

Please make checks payable to "MA Managed Futures Fund, LP Escrow Account."

If payment is being made by wire transfer, please wire the specified amount to the following account:

Huntington National Bank	ABA: 04100153 Account 01662271247
7 Easton Oval/EA 472	Account Name: MSS FBO MA Managed Futures Fund, L.P.
Columbus, OH 43219	

For payments made by wire transfer, please call 1-855-238-5760 or email mafuturesfund@mutualss.com and advise of the wire amount and account number. An administration fee of $25.00 will be charged for wire transfers that do not provide complete information to process the return of amounts wired.

If investors and/or broker-dealers have specific questions about the subscription process, please call the Transfer Agent at 1-855-238-5760.

MA Managed Futures Fund, LP

SUBSCRIPTION AGREEMENT

IMPORTANT: READ PAGES 1 & 2 BEFORE SIGNING

1. **Limited Partner # _________** **Is this an addition to an existing account? _______**

	Limited Partner Mr. Mrs. Ms. Other	Joint Limited Partner Mr. Mrs. Ms. Other
2 **Last Name**	____________________________	____________________________
First Name	____________________________	____________________________
Residence Address	____________________	____________________________
	____________________________	____________________________
3 **Additional Information**	____________________________	____________________________
(Ptnrship., Corp., Trusts)	____________________________	____________________________
4 **Mailing Address**	____________________________	____________________________
(if different)	____________________________	____________________________
5 **E-mail Address**	____________________________	____________________________
Telephone	____________________________	____________________________
Date of Birth	____________________________	____________________________
6 **Custodian Name**	____________________________	____________________________
Mailing Address	____________________________	____________________________
	____________________________	____________________________

7 The investor named above, by execution and delivery of this Subscription Agreement by either (i) enclosing a check payable to "MA Managed Futures Fund, LP Escrow Account" or (ii) authorizing the selling agent to debit investor's customer securities account in the amount set forth below, hereby subscribes for the purchase of Class A _____ Class C _____ or Class I _____ Interests.

The named investor further acknowledges receipt of the Fund's Prospectus dated February 20, 2013 including the Agreement of Limited Partnership ("Partnership Agreement") of the Fund, the Subscription Requirements and the Subscription Agreement set forth therein, the terms of which govern the investment in the Interest being submitted hereby.

Deleted: September [XX], 2012

8 **Total Amount $** ____________________________ **Class of Interests** _______________

(minimum of $5,000 for Class A and Class C and $1,000,000 for Class I Interests)

9 **Brokerage Account #** ____________________________

(must be completed if payment is made by debit to investor's securities or other qualified account)

10 **Social Security Number**____________________________ **Taxpayer ID #** _____________________

Taxable Investors (check one)

Community Property	_______	Tenants in Entireties	_______	Individual Ownership	_______
Corporation*	_______	Partnership*	_______	Estate	_______
		Tenants in Common	_____		
Grantor or Other Revocable Trust	_______				
Trust other than a Grantor or Revocable Trust	_______			UGMA/UTMA (Minor)	_______
Joint Tenants with Right of Survivorship	_______				

Non-Taxable Investors (check one)   IRA _____   Defined Benefit* _____
Other (specify) _____   IRA Rollover _____   Pension*   _____
Roth IRA _____   Profit Sharing*   _____   SEP _____
401(K)* _____

(*APPROPRIATE AUTHORIZATION DOCUMENTS MUST ACCOMPANY SUBSCRIPTION, I.E. TRUSTS, PENSION, CORPORATE DOCUMENTS)

11 *Benefit Plan Investors*   (i) I am a Plan or Plan Assets Entity as described on page 9 Yes_____   No _____

                      (ii) I am a Plan Assets Entity   Yes_____   No _____

If "Yes," I hereby represent and warrant that the percentage of the Plan Assets Entity's equity interests held by a Plan or a Plan Assets Entity does not exceed the percentage set forth below. To ease the administrative burden related to monitoring and updating this percentage, the Fund recommends that you build in some cushion so that you will not have to notify the Fund if the percentage changes slightly: _____ %

If I am using the assets of an insurance company general account to purchase Interests, I hereby represent and warrant that the percentage of such assets used to purchase Interests that represents plan assets does not exceed the following percentage: _____ %

I agree to immediately notify the General Partner upon any change to the foregoing representations.

12 *United States Investors Only:* **Under penalties of perjury, I certify that: (1) the number shown on this form is my correct social security number or taxpayer identification number (or I am waiting for a number to be issued to me); (2) I am not subject to backup withholding due to a failure to report interest and dividend income; and (3) I am a U.S. person.**

Non-United States Investors Only: Under penalty of perjury, by signature below I hereby certify that the Passport Number or government identification number provided is true, correct, and complete and (a) I am not a citizen or resident of the United States or (b) (in the case of an investor which is not an individual) the investor is not a United States corporation, partnership, estate, or trust.

13 *Investor(s) must sign* (executing and delivering this Subscription Agreement shall in no respect be deemed to constitute a waiver of any rights under the Securities Act of 1933, or under the Securities Exchange Act of 1934). **The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.**

14 *Broker-dealer must sign.* As set forth in the Prospectus, I hereby certify that I have informed the investor of all pertinent facts relating to the risks, tax consequences, liquidity, marketability, management, and control of MA Capital Management, LLC with respect to an investment in the Interests. I have also informed the investor of the unlikelihood of a public trading market developing of the Interests. I have reasonable grounds to believe, based on information obtained from this investor concerning his/her investment objectives, other investments, financial situation, and needs and any other information known by me, that investment in the Fund is suitable for such investor in light of his/her financial position, net worth and other suitability characteristics. I do not have discretionary authority over the account of the investor.

_____   _____

Limited Partner Signature Date(MM/DD/YYYY)   **Joint Limited Partner (if any)   Date**(MM/DD/YYYY) **or**
                                                                           Custodian Signature

_____   _____

Registered Representative Signature / Date(MM/DD/YYYY)   **Principal Signature   Date(MM/DD/YYYY)**
                                                                    (if required by Selling Agent procedures)

_____   _____

Print Name   **Print Name**
Broker Dealer Firm   _____

Registered Representative Code _____   **Branch Code** _____

MA Managed Futures Fund, LP

SUBSCRIPTION AGREEMENT

Limited Partnership Interests Subscription Agreement

MA Managed Futures Fund, LP
c/o Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, OH   44147

Dear Sir/Madam:

Subscription for Interests: I hereby subscribe for the Interests in Class A, Class C, or Class I of the Fund in the amount set forth on page 3 of this Subscription Agreement Signature Page. The undersigned's check payable or wire transfer to "MA Managed Futures Fund, LP Escrow Account" in the full amount of the undersigned's subscriptions, accompanies the Subscription Agreement Signature Page. If this subscription is rejected, or if no Interests are sold, all funds remitted by the undersigned herewith will be returned. MA Capital Management, LLC may, in its sole discretion, accept or reject this subscription in whole or in part. If notice of revocation of a subscription is not received by MA Capital Management, LLC at least 10 days before the end of the month, such attempted revocation is void and will not be deemed a written request for redemption. All Interests offered are subject to prior sale.

Representations and Warranties of Subscriber: I have received the Prospectus. By submitting this Subscription Agreement I am making the representations and warranties set forth in "Subscription Representations" below, including, without limitation, those representations and warranties relating to my net worth and annual income set forth therein.

Covenants and Agreements of Subscriber: (1) I hereby covenant and agree that I will (i) provide any forms, certification or other information reasonably requested by and acceptable to the Fund that is necessary for the Fund (A) to prevent withholding or qualify for a reduced rate of withholding or backup withholding in any jurisdiction from or through which the Fund receives payments or (B) to satisfy reporting or other obligations under the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations, (ii) update or replace such form, certification or other information in accordance with its terms or subsequent amendments or as requested by the Fund, and (iii) otherwise comply with any reporting obligations imposed by the United States or any other jurisdiction, including reporting obligations that may be imposed by future legislation. (2) In connection with an investment in Class A, Class C, or Class I Interests of the Fund, as applicable, pursuant to Section 6224(b) of the Code, I hereby waive any right granted by the Code to participate in any administrative proceeding of the Fund for each of the taxable years in which I am a partner in the Fund for federal income tax purposes. I hereby further waive any right granted in connection with the tax laws of any state or local jurisdiction to participate in any administrative proceeding of the Fund for each of the taxable years in which I am a partner in the Fund for purposes of the tax laws of such state or local jurisdiction. The undersigned hereby agrees that upon request by MA Capital Management, LLC, I will provide any additional information or documentation, execute any forms or other documents, and take any other action required by law to effect such a waiver. I acknowledge that this Subscription Agreement may be filed with the Internal Revenue Service or any state or local taxing authority upon the commencement of any administrative proceeding of the Fund.

Irrevocability; Governing Law: Except as provided above, I hereby acknowledge and agree that I am not entitled to cancel, terminate, or revoke this subscription or any of my agreements hereunder after the Subscription Agreement has been submitted (and not rejected) and that this subscription and such agreements shall survive my death or disability, but shall terminate with the full redemption of all my Interests in the Fund. Except as to matters of state or federal securities laws, this Subscription Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware.

MA Managed Futures Fund, LP

SUBSCRIPTION AGREEMENT

Suitability Requirements Form

By subscribing for Interests of the Fund, you will be required to fill out this form in its entirety, and to satisfy any applicable special state suitability requirement described in this form. Therefore, please make sure that you carefully review all representations and warranties and state suitability requirements before signing this form. The undersigned form must be mailed or delivered to the selling agent together with the Subscription Agreement and all other necessary documents. For a successful subscription of Interests, all documents must be received at least 5 business days before the intial, or applicable, monthly closing.

PLEASE INDICATE THE CLASS OF INTERESTS YOU ARE SUBSCRIBING FOR:

Class A _____   **Class C** _____   **Class I** _____

What is your annual income (AI)?   _____

How did you finance the investment (own money, loan, other)**?**   _____

What is your approximate net worth (NW) exclusive of residence and automobiles?   _____

Receipt of Documentation: The regulations of the Commodity Futures Trading Commission ("CFTC") require that you be given a copy of the Prospectus, as well as certain additional documentation consisting of: (a) a supplement to the Prospectus, which must be given to you if the Prospectus is dated more than nine months before the date that you first received the Prospectus, and (b) the most current monthly account statement (report) for the Fund. By subscribing for Interests, you hereby acknowledge receipt of the Prospectus and the additional documentation referred to above, if any.

Admission to the Fund: Please be informed that you will not be issued a certificate evidencing the Interests that you are purchasing, but you will receive a written confirmation of the purchase in Mutual Shareholder Services, LLC's customary form.

State Suitability Requirements: Except as indicated below, investors must have a net worth (exclusive of home, furnishings and automobiles) of at least $250,000 or, failing that standard, have both a net worth (same exclusions) of at least $70,000 and an annual gross income of at least $70,000. If an investor is subscribing with his/her spouse as joint owners, he/she may count joint net worth and joint income in satisfying these requirements, as well as the special requirements described below. Investors must also make a minimum aggregate investment of $5,000. However, the states listed below (or, in certain cases, in special supplements attached to the Prospectus) have more restrictive suitability or minimum investment requirements for their residents. Please read the following list to make sure that you meet the minimum suitability and/or investment requirements for the state in which you reside. (As used below, "NW" means net worth exclusive of home, furnishings, and automobiles; "AI" means annual gross income; and "TI" means annual taxable income for federal income tax purposes.

1.   Alabama: investors should limit their investment in the Fund and other managed futures programs to not more than 10% of their liquid net worth (cash, cash equivalents and readily marketable securities).

2.   California: $70,000 AI and $250,000 NW or $500,000 NW. California investors should limit their investment in the Fund and other managed futures programs to not more than 10% of their liquid net worth (that portion that consists of cash, cash equivalents, and readily marketable securities).

3.   Iowa: $100,000 TI and $250,000 NW or $500,000 NW.

4.   Kansas: investors should limit their investment in the Fund and other managed futures programs to not more than 10% of their liquid net worth (that portion that consists of cash, cash equivalents and readily marketable securities).

5.   Kentucky: $85,000 TI and $85,000 NW or $300,000 NW. Kentucky investors should limit their investment in any commodity pool program to not more than 10% of their liquid net worth (cash, cash equivalents and readily marketable securities).

6.   Minnesota: Accredited investor – see page 11 below.

7.   New Mexico: $75,000 AI and $75,000 NW or $250,000 NW.

8.   Oregon: $70,000 AI and $250,000 NW or $500,000 NW.

9.   Tennessee: $70,000 AI and $70,000 NW or $250,000 NW.

SIGNATURE IF LIMITED PARTNER(S) ARE INDIVIDUALS [PRINT OR TYPE]

Mr. _____ Mrs. _____ Ms. __Other__

Name of Limited Partner _____   **Date** _____

Signature of Limited Partner_____   **(MM/DD/YYYY)**

Name of Joint Limited Partner_____   **Date** _____

Signature of Joint Limited Partner _____   **(MM/DD/YYYY)**

SIGNATURE IF LIMITED PARTNER IS AN ENTITY [PRINT OR TYPE]

Name of Entity _____   **Date** _____

Name of Signatory _____   **(MM/DD/YYYY)**

By: Authorized Signatory _____

MA Managed Futures Fund, LP

SUBSCRIPTION AGREEMENT

Suitability Requirements Form

REPRESENTATIONS AND WARRANTIES

By executing the Subscription Agreement, the investor (for itself and any co-subscriber, and if the undersigned is signing on behalf of an entity, on behalf of and with respect to that entity and its shareholders, partners, beneficiaries or members), represent and warrant to MA Capital Management, LLC and the Fund as follows: (*as used below, the terms "you and your" refer to you and your co-subscriber, if any, or if you are signing on behalf of an entity, that entity*);

FOR ALL INVESTORS
1.   I have received a copy of the Prospectus, including the Partnership Agreement.
2.   If an individual subscriber, I am of legal age to execute the Subscription Agreement and am legally competent to do so.
3.   I satisfy the applicable financial suitability and minimum investment requirements, as set forth on pages 6 and 7 under the caption State Suitability Requirements (or in a special supplement to the Prospectus) for residents of the state in which I reside. I agree to provide any additional documentation requested by Mutual Shareholder Services, LLC, as may be required by the securities administrator of my state of residence, to confirm that I meet the applicable minimum financial suitability standards to invest in the Fund.
4.   I understand that the investment objective of the Fund is to generate long term capital growth while providing an element of diversification to a portfolio of stock and bond investments, which is consistent with my objective in making an investment in the Fund.
5.   The address on the Subscription Agreement is my true and correct residence, and I have no present intention of becoming a resident of any other state or country. All the information that I have provided on the Subscription Agreement is correct and complete as of the date indicated thereon and, if there is any material change in that information before my admission as a limited partner, I will immediately furnish such revised or corrected information to Mutual Shareholder Services, LLC.
6.   Unless representation 9-12 below is applicable, my subscription is made with my funds for my own account and not as trustee, custodian or nominee for another.
7.   I am either: (a) not required to be registered with the CFTC or to be a member of the National Futures Association ("NFA") , or (b) if so required, I am duly registered with the CFTC and am a member in good standing of the NFA. Entities that acquire Interests must indicate whether they are registered with eth CFTC as commodity pools, whether they are exempt from registration as a commodity pool, or whether they are not a commodity pool:
        a.   The entity subscribing for Interests is a commodity pool and its sponsors and/or principals are registered as commodity pool operators ("CPOs") and members of the NFA. NFA ID: _____.
        b.   The entity subscribing for Interest is a commodity pool but its sponsors and/or principals are not required to be registered CPOs because of an exemption under the Commodity Exchange Act or CFTC Regulations. State the exemption claimed: _____ . Such entities must also provide a copy of the exemption letter filed with the NFA by its sponsor and/or principals.
        c.   The entity subscribing for Interests is not a commodity pool. Such entities must provide a separate statement stating the purpose of forming the entity and that such entity does not solicit or accept funds to trade commodity contracts.
8.   I understand that the Partnership Agreement imposes substantial restrictions on the transferability of my Interests and that my investment is not liquid except for limited redemption provisions, as set forth in the Prospectus and the Partnership Agreement.

FOR BENEFIT PLAN INVESTORS

9.   If I am, or am acting on behalf of, an "employee benefit plan," as defined in and subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), a "plan" as defined in and subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") (a "Plan") or an entity ("Plan Asset Entity") deemed for any purposes of ERISA or Section 4975 of the Code to hold assets of any Plan due to investments made in such entity by benefit plan investors (in which case, the following representations and warranties are made with respect to each Plan holding an investment in such Plan Assets Entity), the individual signing this Subscription Agreement on behalf of me, in addition to the representations and warranties set forth herein, hereby further represents and warrants as, or on behalf of, the fiduciary of the Plan responsible for purchasing Interests (the "Plan Fiduciary") that: (a) the Plan Fiduciary has considered an investment in the Fund for such Plan in light of the risks relating thereto; (b) the Plan Fiduciary has determined that, in view of such considerations, the investment in the Fund is consistent with the Plan Fiduciary's responsibilities under ERISA; (c) the Plan's investment in the Fund does not violate and is not otherwise inconsistent with the terms of any legal document constituting the Plan or any trust agreement thereunder; (d) the Plan's investment in the Fund has been duly authorized and approved by all necessary parties; (e) none of the General Partner, broker-dealer, custodian, administrator, or selling agent, or any of their respective affiliates or any of their respective agents or employees: (i) has investment discretion with respect to the investment of assets of the Plan used to purchase Interests; (ii) has authority or responsibility to or regularly gives investment advice with respect to the assets of the Plan used to purchase Interests for a fee and pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions with respect to the Plan and that such advice will be based on the particular investment needs of the Plan; or (iii) is an employer maintaining or contributing to the Plan; and (f) the Plan Fiduciary (i) is authorized to make, and is responsible for, the decision to invest in the Fund, including the determination that such investment is consistent with the requirement imposed by Section 404 of ERISA that Plan investments be diversified so as to minimize the risks of large losses, (ii) is independent of the General Partner, broker-dealer, custodian, administrator, transfer agent and selling agent, and each of their respective affiliates, and (iii) is qualified to make such an investment decision. I will, at the request of the Transfer Agent, furnish the Transfer Agent with such information as the Transfer Agent may reasonably require to establish that the purchase of the Interests by the Plan does not violate any provision of ERISA or the Code, including without limitation, those provisions relating to "prohibited transactions" by "parties in interest" or "disqualified persons" as defined therein.

10.   If I am subscribing as a trustee or custodian of an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, or of an IRA, at the direction of the beneficiary of that plan or IRA, all representations in the Subscription Agreement apply only to the beneficiary of that plan or IRA.

FOR UGMA/UTMA ACCOUNTS

11.   If I am subscribing as a custodian for a minor, either (a) the subscription is a gift I have made to that minor and is not made with that minor's funds, in which case the representations as to net worth and annual income below apply only to myself, acting as custodian, or (b) if the subscription is not a gift, the representation as to net worth, and annual income below apply only to that minor.

FOR ALL TRUSTS OR CORPORATIONS

12.   If I am subscribing in a representative capacity, I have full power and authority to purchase Interests and enter into and be bound by this Subscription Agreement on behalf of the entity for which I am purchasing the Interests, and that entity has full right and power to purchase the Interests and enter into an be bound by the Subscription Agreement, and become a limited partner under the Partnership Agreement

FOR TENNESSEE, ALABAMA AND ARKANSAS INVESTORS

13.   For Tennessee, Alabama and Arkansas investors only: I understand that the rate at which the Fund's performance fee is calculated exceeds the maximum rate for incentive or performance fees payable under the Guidelines for Registration of Commodity Pool Programs adopted by the North American Securities Administrators Association.

By making the representations and warranties set forth above, investors should be aware that they have not waived any rights which they may have under applicable federal or state securities laws. Federal and state securities laws provide that any such waiver would be unenforceable. Investors should be aware, however, that the representations and warranties set forth above may be asserted in the defense of the Fund, MA Capital Management, LLC, or others in any subsequent litigation or other proceedings.

MA Managed Futures Fund, LP

SUBSCRIPTION REPRESENTATIONS

By executing the Subscription Agreement for MA Managed Futures Fund, LP (the "Fund"), each purchaser ("Purchaser") of limited partnership interests ("Interests") irrevocably subscribes for Interests as of the end of the month in which the subscription is accepted, provided such subscription is received at least five business days prior to such month-end, as described in the prospectus dated February 20, 2013 (the "Prospectus"). The minimum subscription is $5,000 for Class A and Class C Interests and $1,000,000 for Class I Interests; additional Interests may be purchased with a minimum investment of $1,000 for each Class of Interests in which the investor has made the minimum investment. Subscriptions must be accompanied by a check or wire transfer in the full amount of the subscription and made payable to "MA Managed Futures Fund, LP Escrow Account." Purchaser is also delivering to the selling agent an executed Subscription Agreement and any other documents needed (i.e., Trust, Pension, Corporate). If Purchaser's Subscription Agreement is accepted, Purchaser agrees to contribute Purchaser's subscription to the Class of Interests subscribed for and to accept the terms of the Agreement of Limited Partnership of the Fund, as amended from time to time (the "Partnership Agreement"), attached as Exhibit A to the Prospectus. Purchaser agrees to reimburse the Fund and MA Capital Management, LLC (the "General Partner"), as general partner, for any expense or loss incurred as a result of the cancellation of Purchaser's Units due to a failure of Purchaser to deliver good funds in the amount of the subscription price. By execution of the Subscription Agreement, Purchaser shall be deemed to accept and agree to the terms of the Partnership Agreement as if Purchaser had executed the Partnership Agreement. As an inducement to the General Partner to accept this subscription, Purchaser (for the Purchaser and, if Purchaser is an entity, on behalf of and with respect to each of purchaser's shareholders, partners, members or beneficiaries), by executing and delivering Purchaser's Subscription Agreement, represents and warrants to the General Partner, the clearing brokers, the selling agent who solicited Purchaser's subscription and the Fund, as follows: (a) Purchaser is of legal age to execute the Subscription Agreement and is legally competent to do so. (b) Purchaser acknowledges that Purchaser has received a copy of the Prospectus, including the Partnership Agreement. (c) All information that Purchaser has furnished to the General Partner or that is set forth in the Subscription Agreement submitted by Purchaser is correct and complete as of the date of such Subscription Agreement, and if there should be any change in such information prior to acceptance of Purchaser's subscription, Purchaser will immediately furnish such revised or corrected information to the General Partner. (d) Unless (e) or (f) below is applicable, Purchaser's subscription is made with Purchaser's funds for Purchaser's own account and not as trustee, custodian or nominee for another. (e) The subscription, if made as custodian for a minor, is a gift Purchaser has made to such minor and is not made with such minor's funds or, if not a gift, the representations as to net worth and annual income set forth below apply only to such minor. (f) If Purchaser is an entity, the person signing the Subscription Agreement is duly authorized to do so and such entity has full power and authority to purchase such Units and enter into and accept the terms of the Subscription Agreement and become a limited partner of the Fund. (g) Purchaser either is not required to be registered with the Commodity Futures Trading Commission ("CFTC") or to be a member of the National Futures Association ("NFA") or if required to be so registered is duly registered with the CFTC and is a member in good standing of the NFA. (h) Purchaser represents and warrants that Purchaser has (i) a net worth of at least $250,000 (exclusive of home, furnishings and automobiles) or (ii) an annual gross income of at least $70,000 and a net worth (similarly calculated) of at least $70,000. Residents of certain states indicated below must meet the requirements set forth below (net worth in all cases is exclusive of home, furnishings and automobiles). In addition, Purchaser may not invest more than 10% of his net worth (exclusive of home, furnishings and automobiles) in the Fund. (i) If the Purchaser is acting on behalf of a trust (a "Limited Partner Trust"), the individual signing the Subscription Agreement on behalf of the Limited Partner Trust hereby further represents and warrants that an investment in the Fund is permitted under the trust agreement of the Limited Partner Trust, and that the undersigned is authorized to act on behalf of the Limited Partner Trust under the trust agreement thereof.

Residents of the following states must meet the requirements set forth below (net worth in all cases is exclusive of home, furnishings and automobiles).

1. Alabama — Alabama investors should limit their investment in the Fund and other managed futures programs to not more than 10% of their liquid net worth (cash, cash equivalents and readily marketable securities).

2. California — Net worth of at least $500,000 or a net worth of at least $250,000 and an annual income of at least $70,000. California investors should limit their investment in the Fund and other managed futures programs to not more than 10% of their liquid net worth (cash, cash equivalents and readily marketable securities).

3. Iowa — Net worth of at least $500,000 or a net worth of at least $250,000 and an annual taxable income of at least $100,000.

4. Kansas — Kansas investors should limit their investment in the Fund and other managed futures programs to not more than 10% of their liquid net worth (that portion of net worth that consists of cash, cash equivalents and readily marketable securities).

5. Kentucky — Net worth of at least $300,000 or a net worth of at least $85,000 and an annual taxable income of $85,000. Kentucky investors should limit their investment in any commodity pool program to not more than 10% of their liquid net worth (cash, cash equivalents and readily marketable securities).

6. Minnesota — By executing the Subscription Agreement of the Fund, a Minnesota Purchaser is deemed to represent and warrant to the Fund that such person is an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933. An accredited investor includes: (1) any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of such person's purchase of the Interests exceeds $1,000,000 (excluding the value of such person's residence); or (2) any natural person who had individual income in excess of $200,000 in each of the two most recent years, or joint income with that person's spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year. *For purposes of determining the value of the primary residence to be excluded from net worth, such person should exclude any net equity in his or her primary residence (i.e., the amount by which the current market value of the residence exceeds the current outstanding balance of any mortgage or other indebtedness secured by the residence). If the current outstanding balance of any such mortgage or other indebtedness exceeds the current market value of the residence, the amount of any such excess shall cause a reduction in such person's net worth. If the current outstanding balance of such mortgage exceeds the amount outstanding 60 days before the proposed subscription date (other than as a result of the acquisition of the such person's primary residence), the amount of such excess shall cause a reduction in such person's net worth."*

7. New Mexico — Net worth of at least $250,000 or a net worth of at least $75,000 and an annual income of at least $75,000.

8. Oregon — Net worth of at least $500,000 or a net worth of at least $250,000 and an annual income of at least $70,000.

9. Tennessee — Net worth of at least $250,000 or a net worth of at least $70,000 and an annual taxable income of at least $70,000. Tennessee investors should be aware that the rate at which the Fund's performance fee is calculated exceeds the maximum rate for incentive/performance fees payable under the Guidelines for Registration of Commodity Pool Programs (the "Guidelines") adopted by the North American Securities Administrators Association, and may, under certain circumstances, result in the General Partner receiving combined management and incentive fees that exceed the maximum compensation permitted by the Guidelines.

Exhibit C

MA Managed Futures Fund, LP

REQUEST FOR REDEMPTION

Please complete and return this form to: **MA Managed Futures Fund, LP
c/o Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, OH   44147**

**Fax: (440) 526-4446
Email: mafuturesfund@mutualss.com**

DATA	**Limited Partner**	Mr. _____	Mrs. _____	Ms. ____	Other__
Name	_____	**Limited Partner #**		_____	

Name of Joint **Ltd. Partner(s)**	_____	**Social Security #** _____
Name of Entity (if applicable)	_____	**Taxpayer ID #** _____
Address	_____ _____	**Telephone #** _____ **Class of Interests** (Class A, C or I) _____
Custodian (if applicable)	_____	**Custodian Address** (if applicable) _____ _____
Bank Name	_____	**Bank Address** _____
ABA Number	_____	_____
Account Name	_____	**Account Number** _____

Additional Information _____

*Redemptions can be done via wire transfer only.

Dear Sir/Madam: The undersigned hereby requests redemption, subject to all the terms and conditions of the Agreement of Limited Partnership ("Partnership Agreement") of MA Managed Futures Fund, LP of $_____ (insert dollar amount to be redeemed; minimum of $1,000 if less than all limited partnership interests ("Interests") are being redeemed, subject to remaining investment of at least $5,000 (or such minimum as was in effect at the time such limited partner initially acquired its Interests). **(IF NO DOLLAR AMOUNT IS ENTERED HERE, IT WILL BE ASSUMED THAT THE LIMITED PARTNER WISHES TO REDEEM ALL UNITS)** of the undersigned's Interests in the Fund. Redemptions shall be effective as of the month-end not earlier than 30 days after receipt by the Fund of this request for redemption. The undersigned hereby represents and warrants that the undersigned is the true, lawful and beneficial owner of the Interests to which this request for redemption relates with full power and authority to request redemption of such Interests. Such Interests are not subject to any pledge or otherwise encumbered in any fashion.

United States Limited Partners Only: **Under penalty of perjury, the undersigned hereby certifies that the Social Security Number or Taxpayer ID Number indicated on this request for redemption is the undersigned's true, correct and complete Social Security Number or Taxpayer ID Number, that the undersigned is not subject to backup withholding under the provisions of section 3406(a)(1)(C) of the Internal Revenue Code of 1986 and that the undersigned is a U.S. person.**

Non-United States Persons Only: Under penalty of perjury, the undersigned hereby certifies that (a) the undersigned is not a citizen or resident of the United States or (b) (in the case of an investor which is not an individual) the investor is not a United States corporation, partnership, estate, or trust.

Signature(s) Must Be Identical to Name(s) in Which Interests Are Registered

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Limited Partner Signature Date (MM/DD/YYYY) | Joint Limited Partner (if any) or Custodian Signature Date(MM/DD/YYYY)

Authorized Signatory Date (MM/DD/YYYY) | Title

By: (Authorized Corporate Officer, Partner, Custodian or Trustee)

Deleted: ¶
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Deleted: ¶
Limited Partner Signature Date (MM/DD/YYYY) Joint Limited Partner (if any) or Custodian Signature Date(MM/DD/YYYY)¶
¶
¶
¶
Authorized Signatory Date (MM/DD/YYYY) Title¶
By: (Authorized Corporate Officer, Partner, Custodian or Trustee)¶

C-2

Exhibit D

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement No. 333-180166 on Form S-1 of our report dated February 8, 2013, on the statement of financial condition of MA Managed Futures Fund, LP, as of December 31, 2012 appearing in the Prospectus and Disclosure Document, which is part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in such Prospectus and Disclosure Document.

/s/ Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 8, 2013

Deleted: July 23, 2012

Deleted: July 5

Deleted: September 12, 2012

Exhibit E

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I consent to the use in this Registration Statement No. 333-180166 on Form S-1 of our report dated February 18, 2013, on the Balance Sheet of MA Capital Management, LLC, as of December 31, 2012 appearing in the Prospectus and Disclosure Document, which is part of this Registration Statement. I also consent to the reference to me under the heading "Experts" in such Prospectus and Disclosure Document.

/s/ MARK ESCOFFREY, P.A.

Palm Beach Gardens, Florida
February 19, 2013

Deleted: 333-180166 on Form S-1 of our report dated June 30, 2012, on the Balance Sheet of MA Capital Management, LLC, as of June 30, 2012 appearing in the Prospectus and Disclosure Document, which is part of this Registration Statement. I also consent to the reference to me under the heading "Experts" in such Prospectus and Disclosure Document.¶
¶
/s/ MARK ESCOFFREY, P.A. ¶
¶
Palm Beach Gardens, Florida
July 30, 2012 ¶
¶
E-1¶
¶
¶
¶
¶
Page Break
Exhibit F¶
¶
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ¶
¶
I consent to the use in this Registration Statement No.

Deleted: May 7, 2012

Deleted: 2011

Deleted: September 12, 2012

Deleted: F

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

MA Managed Futures Fund, LP (the "Fund") is responsible for all expenses in connection with the organization of the Registrant and the initial offering of the Interests. The Fund also bears its ongoing offering expenses. The General Partner will assume liability for ongoing offering and operating expenses, when considered together, in excess of 1.00% of average month-end net assets per year of the Fund. Initial and ongoing offering expenses in connection with this Registration Statement include:

	Approximate Amount
Securities and Exchange Commission Registration Fee	$ 5,730*
Financial Industry Regulatory Authority, Inc. Filing Fee	$ 5,500
Printing Expenses	2,500
Fees of Certified Public Accountants	1,000
Blue Sky Expenses (Excluding Legal Fees)	30,000
Fees of Counsel	45,000
Administrator Setup Cost	2,000
NFA Member Fee, CPO Registration	1,000
Delaware Registration	715*
Total	$ 93,445

*   Fees marked with an asterisk are exact rather than estimated.

Item 14. Indemnification of Directors and Officers

Article 8 of the Partnership Agreement (attached as Exhibit A to the Prospectus which forms a part of this Registration Statement) provides for the indemnification of the General Partner and certain of its controlling persons by the Fund in certain circumstances. Such indemnification is limited to claims sustained by such persons in connection with the Fund; provided that such claims were not the result of negligence or misconduct on the part of the General Partner or such controlling persons. The Fund is prohibited from incurring the cost of any insurance covering any broader indemnification than that provided above. Advances of funds by the Fund to cover legal expenses and other costs incurred as a result of any legal action initiated against the General Partner by a limited partner are prohibited.

Item 15. Recent Sales of Unregistered Securities

Monty Agarwal has made a capital contribution of $3,000 to the Fund as the Fund's "Initial Limited Partner." There have been no other sales of unregistered Interests in the Fund in the past three years.

Item 16. Exhibits and Financial Statement Schedules

The following documents (unless otherwise indicated) are filed herewith and made a part of this Registration Statement:

Exhibit Number	Description of Document
[3.1]	Certificate of Limited Partnership of the Registrant*
[3.2]	Form of Agreement of Limited Partnership of the Registrant (included as Exhibit A to the Prospectus)
[5.1]	Opinion of Malik Law Group LLC relating to the legality of the Interests
[8.1]	Opinion of Malik Law Group LLC with respect to federal income tax consequences
[10.1]	Form of Subscription Agreement (included in Exhibit B to the Prospectus)
[10.2]	Form of Administration Agreement between Registrant and Administrator*
[23.1]	Consent of Arthur F. Bell, Jr. & Associates, L.L.C. (included as Exhibit D to the Prospectus)
[23.2]	Consent of Mark Escoffrey, P.A. (included as Exhibit E to the Prospectus)

*   Previously filed

The following exhibit is incorporated by reference herein from the exhibit of the same description filed on June 1, 2012 with Registrant's Amendment No. 2 to Registration Statement on Form S-1 (Reg. No. 333-180166):

Deleted: 50

Deleted:)*

Deleted: [23.3]   ... [51]

10.2 Form of Administration Agreement between Registrant and Administrator

Item 17.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. Provide, however, that:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however,* that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant had been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach Gardens, State of Florida, United States, on the 20th day of February, 2013.

Deleted: [DATE]

Deleted: September, 2012

MA Management Futures Fund, LP

By: MA Capital Management, LLC
General Partner

By: /s/ Monty Agarwal
Monty Agarwal
Managing Partner

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed below by the following persons on behalf of the General Partner of the Registrant, in the capacities and on the date indicated.

Signature	Title with Registrant	Date
/s/ Monty Agarwal Monty Agarwal	Managing Partner (Principal Executive Officer)	February 20, 2013
/s/ Cheryl Nyusa Cheryl Nyusa	Chief Operating Officer, Chief Compliance Officer, Principal Financial Officer, and Principal Accounting Officer	February 20, 2013

Deleted: September [XX], 2012

Deleted: September [XX], 2012

Being the principal executive officer and the other executive officer of MA Capital Management, LLC.

MA Capital Management, LLC

By: MA Capital Management, LLC
General Partner

By: /s/ Monty Agarwal February 20, 2013
Monty Agarwal
Managing Partner

Deleted: September [XX], 2012

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If all Interests sold are Class Interests to investors contributing no more than $100,000 each	$49,250,000.00

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The Fund Has Not Identified Any Third Party Sub Advisors, Managed Futures Funds, or Selling Agents and may be Unable to Do So, Limiting the Fund's Performance 21

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Brokerage Fees and Expenses (7)	1.00%	$ 50.00
Organizational and Initial Offering Costs (8)	1.87 %	$ 93.45
Less Interest Income (9)	0.05%	$ 2.50
TWELVE-MONTH BREAK-EVEN	17.05%	$ 852.54

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ROUTINE EXPENSES	PERCENTAGE RETURN REQUIRED INITIAL TWELVE MONTHS OF INVESTMENT	DOLLAR RETURN REQUIRED ($5,000 INITIAL INVESTMENT) INITIAL TWELVE MONTHS OF INVESTMENT
General Partner Management Fees (1)	1.00%	$ 50.00
General Partner Incentive Allocation (2)	0.00%	$ 0.00
Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	3.60%	$ 180.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	2.34%	$ 117.21
Selling Commissions (5)	1.50%	$ 75.00
Operating and Ongoing Offering Expenses (6)	1.50%	$ 75.00

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Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	3.60 %	$ 36,000.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	2.01 %	$ 20,067.64
Selling Commissions (5)	0.00 %	$ 0.00
Operating and Ongoing Offering Expenses (6)	1.50 %	$ 15,000.00
Brokerage Fees and Expenses (7)	1.00 %	$ 10,000.00
Organizational and Initial Offering Costs (8)	1.87 %	$ 18,689.50
Less Interest Income (9)	0.05 %	$ 500.00
TWELVE-MONTH BREAK-EVEN	10.93%	$ 109,257.14

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Third Party Sub-Advisor or Managed Futures Fund Management Fees (3)	3.60%	$	180.00
Third Party Sub-Advisor or Managed Futures Fund Incentive Fee (4)	2.48%	$	124.16

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Operating and Ongoing Offering Expenses (6)	0.75%	$	37.50

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Less Interest Income (9)	0.50%	$	25.00
TWELVE-MONTH BREAK-EVEN	13.52%	$	676.00

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Notes to Statement of Financial Condition 66

Balance Sheet as of December 31, 2011 67

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Contributed capital, $1.00 par value,

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MA CAPITAL MANAGEMENT, LLC

BALANCE SHEET
December 31, 2011

ASSETS

Cash	$	14,306
Property & Equipment, Net		51,428
Total assets		65,734

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Long Term Liabilities

Line of credit	$	51,239

Stockholder's Equity

Common Stock; No par value, Authorized

10,000 shares, issued and outstanding 1,000

Shares		1,000
Additional paid-in capital		5,000
Retained earnings		8,495
		14,495
Total liabilities and stockholder's equity	$	65,734

See accompanying notes and accountant's compilation report.

LIMITED PARTNERS WILL NOT RECEIVE ANY INTEREST IN THIS ENTITY.

MA CAPITAL MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

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A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of business

MA Capital Management, LLC (the "Company") was organized as a limited liability company in the State of Florida in May 2009. The Company offers investment advice on global markets as well as hedge funds operating in those markets.

Basis of Presentation

The financial statements have been prepared on an accrual basis.

Property and Equipment

Property and Equipment are stated at cost. Expenditures for additions, improvements, and betterments, if material, are generally capitalized. Normal repairs and maintenance are expensed. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the statement of income and retained earnings. The Company uses the straight line method to depreciate its assets. The estimated useful lives of property and equipment are as follows:

Furniture and Fixtures	10 years
Computer equipment	5 years

Note B. PROPERTY AND EQUIPMENT

At December 31, 2011 property and equipment consisted of the following:

Furniture and Fixtures	$	25,885
Computer equipment		34,115
		60,000
Less Accumulated depreciation		8,572
Property and equipment, net	$	51,428

Note C

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Note D. RETAINED EARNINGS

Retained Earnings at January 1, 2011	$	(87,007)
Current Year Net Income		60,000

Retained Earnings December 31, 2011 $ 8,495

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Palm Beach Gardens, Florida

I

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is the responsibility of the Company's Management. My

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I

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. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. I believe that my audit of the balance sheet provides a reasonable basis for my opinion

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May 7, 2012

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[23.3] Consent of Mark Escoffrey, P.A. (included as Exhibit F to the Prospectus)